      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 7, 1999
                                                   REGISTRATION NO. 333-[      ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        UNITED TECHNOLOGIES CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                 3724                                06-0570975
   (STATE OR OTHER JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)                IDENTIFICATION NO.)

                              ONE FINANCIAL PLAZA
                          HARTFORD, CONNECTICUT 06101
                                 (860) 728-7000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                           WILLIAM H. TRACHSEL, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        UNITED TECHNOLOGIES CORPORATION
                              ONE FINANCIAL PLAZA
                          HARTFORD, CONNECTICUT 06101
                                 (860) 728-7000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                WITH COPIES TO:

                  BARRY A. BRYER, ESQ.                                     ROGER S. AARON, ESQ.
             WACHTELL, LIPTON, ROSEN & KATZ                                ALAN C. MYERS, ESQ.
                  51 WEST 52ND STREET                            SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                NEW YORK, NY 10019-6150                                      919 THIRD AVENUE
                     (212) 403-1000                                      NEW YORK, NY 10022-3897
                                                                              (212) 735-3000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: At the effective time of the merger (the "Merger") of the wholly owned subsidiary of the Registrant with Sundstrand Corporation ("Sundstrand"), which shall occur as soon as practicable after the effective date of this Registration Statement and the satisfaction of all conditions to the closing of such Merger.
                            ------------------------

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                              PROPOSED MAXIMUM        PROPOSED MAXIMUM           AMOUNT OF
     TITLE OF EACH CLASS OF             AMOUNT TO BE           OFFERING PRICE            AGGREGATE              REGISTRATION
   SECURITIES TO BE REGISTERED         REGISTERED(1)             PER SHARE           OFFERING PRICE(2)             FEE(3)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $1.00 par value....        31,886,910            Not applicable          2,135,794,375                 $0
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Represents the number of shares of the Common Stock of the Registrant that may be issued to former stockholders of Sundstrand pursuant to the Merger described herein, giving effect to the exercise of outstanding warrants or other rights to purchase Sundstrand Common Stock and outstanding and exercisable options and assuming an exchange ratio of 0.5580 of a share of the Common Stock of the Registrant, adjusted to reflect the two-for-one split of the Common Stock of the Registrant announced on April 30, 1999, for each share of Sundstrand Common Stock pursuant to the Merger described herein.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) and Rule 457(c) based on the average of the high and low sale prices of Sundstrand Common Stock on the New York Stock Exchange on May 4, 1999 of $72 3/8, minus the payment of $35 in cash per share of Sundstrand Common Stock in accordance with Rule 457(f)(3).

(3) Pursuant to Rule 457(b) under the Securities Act of 1934, as amended, the total registration fee of $593,751 was reduced in amount by $800,030, the filing fee paid by Sundstrand pursuant to Exchange Act Rule 0-11 in connection with the filing of the preliminary proxy materials of Sundstrand with the Securities and Exchange Commission on March 31, 1999.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               [Sundstrand Logo]

                                                                     May 7, 1999

Dear Stockholder:

     We hope you will attend Sundstrand's special meeting of stockholders on June 10, 1999, at 8:00 a.m., Eastern Time, at the St. Regis Hotel, 2 East 55th Street, New York, New York. At the special meeting, which will also serve as a special meeting in lieu of an annual meeting, you will have a chance to vote on the merger of Sundstrand with a subsidiary of United Technologies Corporation as well as to vote on a proposal to elect three directors for a three-year term or, if earlier, until completion of the merger.

     Sundstrand's Board of Directors and management believe that the combination of Sundstrand with United Technologies' Hamilton-Standard division will create one of the world's leading suppliers of high value-added airframe components and sub-systems. The Sundstrand board has determined that the merger is advisable and fair and in the best interest of Sundstrand and the stockholders of Sundstrand, has approved the merger agreement and the merger and recommends that all stockholders vote FOR the approval and adoption of the merger agreement and the merger.

     In the merger, unless United Technologies becomes entitled to and makes a cash election, each Sundstrand share will be converted into (1) a fraction of a share of United Technologies common stock at a ratio that provides no less than $35.00, and no more than $39.25, in United Technologies common stock, based upon the average closing price of United Technologies common stock for the ten trading days before the fifth trading day prior to the special meeting, and (2) $35.00 in cash. If the average closing price per share of United Technologies common stock during that period of time prior to the special meeting is equal to or less than $112.8938 (or $56.4469 after payment of the two-for-one split of United Technologies common stock announced on April 30, 1999 as discussed in this proxy statement/prospectus), United Technologies may elect to exchange each share of Sundstrand common stock solely for $70.00 in cash. You can obtain the final exchange ratio and information as to whether United Technologies has made the cash election at any time beginning on June 3, 1999 by calling 1-800-881-1914.

     Only stockholders of record on May 7, 1999 may vote at the special meeting. Your vote is important. Whether or not you plan to attend the special meeting, I urge you to complete, sign, date and promptly return your proxy card in the enclosed envelope. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger. Not returning your card or not instructing your broker how to vote any shares held for you in "street name" will have the same effect as voting against the merger.

                                          Sincerely yours,
                                          /s/ Robert Jenkins
                                          Robert Jenkins
                                          Chairman of the Board, President
                                          and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THE MERGER OR THE SECURITIES TO BE ISSUED OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

              THIS PROXY STATEMENT/PROSPECTUS IS DATED MAY 7, 1999
      AND IS FIRST BEING MAILED TO STOCKHOLDERS ON OR ABOUT MAY 10, 1999.

                             SUNDSTRAND CORPORATION
                              4949 HARRISON AVENUE
                                 P.O. BOX 7003
                         ROCKFORD, ILLINOIS 61125-7003
                            ------------------------

                    NOTICE OF SPECIAL STOCKHOLDERS' MEETING
                          TO BE HELD ON JUNE 10, 1999
                            ------------------------

To the Stockholders of Sundstrand Corporation:

     A special meeting of stockholders of Sundstrand Corporation will be held on June 10, 1999 at the St. Regis Hotel, 2 East 55th Street, New York, New York, starting at 8:00 a.m., Eastern Time. At the special meeting, which will also serve as a special meeting in lieu of an annual meeting, you will be asked to consider and vote upon the following proposals:

        1. approval and adoption of the Agreement and Plan of Merger, dated as of February 21, 1999, among Sundstrand, United Technologies Corporation and HSSail Inc., a wholly-owned direct subsidiary of United Technologies, and the merger. In the merger, unless United Technologies becomes entitled to and makes a cash election, each share of Sundstrand common stock will be converted into (1) a fraction of a share of United Technologies common stock at a ratio that provides no less than $35.00, and no more than $39.25, in United Technologies common stock, based on the average closing price of United Technologies common stock for the ten trading days before the fifth trading day prior to the special meeting, and (2) $35.00 in cash. If the average closing price per share of United Technologies common stock, calculated in accordance with the previous sentence, is equal to or less than $112.8938 (or $56.4469 after payment of the two-for-one split of United Technologies common stock announced on April 30, 1999), United Technologies may elect to exchange each share of Sundstrand common stock solely for $70 in cash;

        2. to elect three members to the Sundstrand board to hold office for a term of three years (or until completion of the merger, if earlier); and

        3. to transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

     After careful consideration, the Sundstrand board has by unanimous vote determined that the merger is advisable and fair and in the best interest of Sundstrand and the Sundstrand stockholders. The Sundstrand board recommends that you vote for approval and adoption of the merger agreement and the merger at the special meeting.

     Only stockholders of record on May 7, 1999 may vote at the special meeting. Only stockholders or their proxy holders and Sundstrand guests may attend the special meeting.

                                          By Order of the Board of Directors,
                                          /s/ Mary Ann Hynes
                                          Mary Ann Hynes
                                          Secretary
Rockford, Illinois
May 7, 1999

YOUR VOTE IS IMPORTANT. PLEASE COMPLETE SIGN, DATE, AND PROMPTLY RETURN YOUR PROXY CARD IN THE ENCLOSED ENVELOPE OR AUTHORIZE THE INDIVIDUALS NAMED ON YOUR PROXY CARD TO VOTE YOUR SHARES BY CALLING THE TOLL-FREE TELEPHONE NUMBER BY FOLLOWING THE INSTRUCTIONS INCLUDED WITH YOUR PROXY CARD.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................    1
SUMMARY.....................................................    3
  The Companies.............................................    3
  Reasons for the Merger....................................    4
  The Special Meeting.......................................    4
  Vote Required.............................................    4
  Recommendation to Stockholders............................    4
  The Merger................................................    4
     What You Will Receive in the Merger....................    4
     Interests of Certain Persons in the Merger.............    5
     Conditions to the Merger...............................    6
     Termination of the Merger Agreement....................    6
     Termination Fee........................................    7
     Non-Solicitation of Competing Transactions.............    7
     Regulatory Approvals...................................    7
     Fairness Opinion of Merrill Lynch......................    8
     Dissenters' Rights.....................................    8
     Material Federal Income Tax Consequences...............    8
     Accounting Treatment...................................    8
     Effects of the Merger on the Rights of Sundstrand
      Stockholders..........................................    8
  Forward-Looking Statements................................    9
  Summary Selected Financial Information....................   10
     Sundstrand Selected Historical Financial Information...   10
     United Technologies Selected Historical Financial
      Information...........................................   11
     Selected Unaudited Pro Forma Condensed Financial
      Information...........................................   12
     Comparative Per Share Information......................   13
     Comparative Market Price Information...................   14
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING
  STATEMENTS................................................   15
THE SPECIAL MEETING.........................................   16
  General...................................................   16
  Record Date; Solicitation of Proxies......................   16
  Revocability of Proxies...................................   16
  Approval and Adoption of the Merger Agreement and the
     Merger.................................................   16
  Quorum Requirement........................................   17
  Shares Beneficially Owned by Sundstrand Directors and
     Executive Officers.....................................   17
  Vote Necessary for Approval and Adoption of the Merger
     Agreement and the Merger...............................   17
  Election of Directors.....................................   17
THE MERGER..................................................   18
  General...................................................   18
  Background of the Merger..................................   18
  Sundstrand Reasons for the Merger; Recommendations of the
     Sundstrand Board.......................................   22
  United Technologies Reasons for the Merger................   24
  Opinion of Merrill Lynch..................................   24
     Sundstrand.............................................   26
       Implied Premium Analysis.............................   26
       Sundstrand Trading Range Analysis....................   26

                                                              PAGE
                                                              ----
       Selected Comparable Companies Analysis...............   26
       Selected Acquisitions Transaction Analysis...........   27
       Discounted Cash Flow Analysis........................   28
       Leveraged Recapitalization Analysis..................   29
     United Technologies....................................   29
       Trading Range Analysis...............................   29
       Selected Comparable Companies Analysis...............   29
     Pro Forma Consequences of the Merger...................   30
       Pro Forma EPS Analysis...............................   30
     Fee Arrangement........................................   30
  Interests of Certain Persons in the Merger................   31
     Existing Employment Agreement with Robert H. Jenkins...   31
     Existing Employment Agreements with Other Executive
      Officers..............................................   31
     New Employment Arrangements............................   32
     Equity-Based Awards....................................   33
     Officer Performance Compensation Plan..................   33
     Director Emeritus Retirement Plan......................   33
  Effective Time of the Merger..............................   34
  Form of Merger............................................   34
  Certificate of Incorporation and Bylaws...................   34
  Material Federal Income Tax Consequences..................   34
     Exchange of Sundstrand Shares for Cash and United
      Technologies Shares...................................   35
       Character of Gain as Capital Gain or Dividend
        Income..............................................   35
       Basis and Holding Period.............................   36
       Cash Received in Lieu of Fractional Shares...........   36
     Exchange of Sundstrand Shares Solely for Cash..........   36
     Dissenting Stockholders................................   36
     Backup Withholding.....................................   37
  Accounting Treatment......................................   37
  Regulatory Approvals......................................   37
  Listing of the Shares of United Technologies Common Stock
     on the New York Stock Exchange.........................   38
  Merger Financing..........................................   38
  Resale of the Shares of United Technologies Common Stock
     Issued or Delivered in the Merger......................   38
APPRAISAL RIGHTS OF SUNDSTRAND STOCKHOLDERS.................   39
THE MERGER AGREEMENT........................................   40
  The Merger................................................   40
  Conversion of Securities..................................   40
     Merger Consideration...................................   40
     Cash Election..........................................   40
     $39.25 Stock Consideration Ceiling/$35.00 Stock
      Consideration Floor...................................   41
     Effects and Consequences of Stock Consideration Ceiling
      and Floor and Cash Election...........................   41
     Adjustments............................................   42
  Sundstrand Stock Options and Other Stock Awards...........   42
  Exchange of Shares........................................   43
     Exchange Procedures....................................   43
     No Issuance of Fractional Shares.......................   43
     Unexchanged Certificates...............................   44

                                                              PAGE
                                                              ----
     No Liability...........................................   44
     Tax Withholding........................................   44
     Lost, Stolen or Destroyed Sundstrand Certificates......   44
  Representations and Warranties............................   44
  Covenants.................................................   45
     Antitrust Covenant.....................................   45
     Public Announcement Covenant...........................   45
     Covenants of United Technologies.......................   46
     Sundstrand No Solicitation Covenants...................   47
     Other Sundstrand Covenants.............................   49
  Conditions................................................   49
     Mutual Conditions......................................   49
     Conditions to Obligations of Sundstrand................   50
     Conditions to Obligations of United Technologies and
      the Merger Subsidiary.................................   51
  Termination...............................................   51
  Effect of Termination.....................................   52
     No Survival............................................   52
     Termination Fee........................................   52
  Expenses..................................................   53
  Amendment.................................................   53
  Extension; Waiver.........................................   53
DESCRIPTION OF UNITED TECHNOLOGIES CAPITAL STOCK............   54
  Common Stock..............................................   54
  Preferred Stock...........................................   54
     Blank Check............................................   54
     Series A Preferred Stock...............................   54
  United Technologies' Transfer Agent and Registrar.........   54
COMPARISON OF STOCKHOLDER RIGHTS............................   55
INTRODUCTION TO UNAUDITED PRO FORMA CONDENSED FINANCIAL
  STATEMENTS................................................   60
PRO FORMA FINANCIAL INFORMATION.............................   61
EXPERTS.....................................................   67
OTHER RELEVANT INFORMATION FOR SUNDSTRAND STOCKHOLDERS......   68
  Election of Directors; Vote Necessary.....................   68
  Nominees for Election to Sundstrand Board for Terms
     Expiring in 2002.......................................   68
  Directors Whose Terms Expire in 2000......................   68
  Directors Whose Terms Expire in 2001......................   69
  Sundstrand Board Meetings and Committees..................   69
  Director Compensation.....................................   71
  Compensation Committee Report on Executive Compensation...   71
     Compensation Philosophy and Objectives.................   71
     Annual Component.......................................   72
     Long-Term Component....................................   73
     Benefit Component......................................   73
     Compensation of Chief Executive Officer................   73
  Ownership of Sundstrand Common Stock......................   74
  Summary Compensation Table................................   75
  Option Grants in Last Fiscal Year.........................   76

                                                              PAGE
                                                              ----
  Individual Grants.........................................   76
  Aggregated Option Exercises in Last Fiscal Year and Fiscal
     Year-end Option Values.................................   77
  Retirement Plans..........................................   77
  Employment Agreements.....................................   78
  Transactions and Loans with Management....................   81
  Performance Graph and Table...............................   82
  Section 16(a) Beneficial Ownership Reporting Compliance...   82
  Other Business to Be Transacted...........................   83
  Independent Certified Public Accountants..................   83
  Future Stockholder Proposals..............................   83
LEGAL MATTERS...............................................   83
WHERE YOU CAN FIND MORE INFORMATION.........................   83
APPENDIX A: AGREEMENT AND PLAN OF MERGER....................  A-1
APPENDIX B: OPINION OF MERRILL LYNCH & CO...................  B-1
APPENDIX C: DISSENTERS' RIGHTS STATUTE......................  C-1

     This document incorporates important business and financial information about Sundstrand and United Technologies that is not included in or delivered with this document. Sundstrand will provide you with copies of this information relating to Sundstrand, without charge, upon written or oral request to:

       SUNDSTRAND CORPORATION
       4949 Harrison Avenue
       P.O. Box 7003
       Rockford, Illinois 61125-7003
       Attention: Secretary
       Telephone: (815) 226-6000
       website: http://www.sundstrand.com

     United Technologies will provide you with copies of this information relating to United Technologies, without charge, upon written or oral request to:

       UNITED TECHNOLOGIES CORPORATION
       One Financial Plaza
       Hartford, Connecticut 06101
       Attention: Secretary
       Telephone: (860) 728-7000
       website: http://www.utc.com

In order to receive timely delivery of the documents in advance of the special meeting, you should make your request no later than June 3, 1999.

     United Technologies also provides a 24-hour toll-free telephone service which includes recorded summaries of United Technologies quarterly earnings information and other company news. Callers also may request copies of United Technologies quarterly earnings and news releases, by either fax or mail, and may obtain copies of the United Technologies annual report and reports on Form 10-K and 10-Q. To access the service, dial 1-800-881-1914 from any touch-tone phone and follow the recorded instructions.

     Additional information about United Technologies, including financial information and copies of the United Technologies annual report and reports on Forms 10-K, 10-Q and 8-K, can be accessed at United Technologies internet website: http://www.utc.com.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHY ARE THE TWO COMPANIES PROPOSING THE MERGER? HOW WILL I BENEFIT?

A: The proposed merger will create one of the world's leading suppliers of high value-added airframe components and sub-systems. The proposed merger offers Sundstrand an opportunity to enhance stockholder value, and, in particular, it allows Sundstrand stockholders to receive a price per share substantially in excess of the prices at which shares of Sundstrand common stock generally traded during the recent period prior to the announcement of the proposed merger. Furthermore, Sundstrand stockholders will be provided the opportunity, except in the limited circumstance where United Technologies would be entitled to offer only cash consideration for shares of Sundstrand common stock, to participate in the future growth of United Technologies through ownership of United Technologies common stock. To review the reasons for the merger in greater detail, see pages 22 through 24.

Q: WHEN IS THE SUNDSTRAND SPECIAL MEETING, AND WHAT ARE THE PROPOSALS I AM BEING
   ASKED TO VOTE UPON AT THE SPECIAL MEETING?

A: The special meeting will take place on June 10, 1999. At that meeting, which will also serve as a special meeting in lieu of an annual meeting, you will be asked to vote on two proposals: (1) approval and adoption of the merger agreement and the merger and (2) election of directors to serve a term of three years or, if earlier, until completion of the merger.

Q: WHAT VOTE IS REQUIRED FOR APPROVAL OF THE MERGER?

A: To approve the merger, an affirmative vote of holders of a majority of all outstanding shares of Sundstrand common stock is required.

Q: WHAT DO I NEED TO DO NOW?

A: Just mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting. The Sundstrand board recommends voting in favor of the approval and adoption of the merger agreement and the merger and also recommends that you vote in favor of the director nominees.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME?

A: Your broker will vote your shares only if you provide your broker with instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted, which will have the same effect as voting against the merger.

Q: WHAT DO I DO IF I WANT TO CHANGE MY VOTE?

A: Just send in a later-dated, signed proxy card to the Secretary of Sundstrand before the special meeting. Or, you can attend the special meeting in person and vote. You may also revoke your proxy by sending a notice of revocation to the Secretary of Sundstrand.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. As soon as practicable after the merger is completed, United Technologies will send Sundstrand stockholders written instructions for exchanging their share certificates.

Q: PLEASE EXPLAIN WHAT I WILL RECEIVE IN THE MERGER.

A: Unless United Technologies becomes entitled to and makes a cash election, you will receive for each share of Sundstrand common stock you own (1) a fraction of a share of United Technologies common stock at a ratio that provides no less than $35.00, and no more than $39.25, in shares of United Technologies common stock, based on the average closing price of shares of United Technologies common stock for the ten trading days before the fifth trading day prior to the special meeting, and (2) $35.00 in cash.

   If the average price per share of United Technologies common stock, calculated in accordance with the previous sentence, is equal to or less than $112.8938 (or $56.4469 after payment of the two-for-one split of United Technologies common stock announced on

   April 30, 1999), United Technologies may elect to exchange each share of Sundstrand common stock solely for $70.00 in cash.

Q: WILL THE VALUE OF THE TRANSACTION CHANGE BETWEEN THE SPECIAL MEETING AND THE
   TIME THE MERGER IS COMPLETED?

A: Unless United Technologies becomes entitled to and elects to exchange each share of Sundstrand common stock solely for cash, the value of the transaction may fluctuate between the special meeting and the completion of the merger, based upon the market price for United Technologies common stock. In the merger you will receive a fraction of a share of United Technologies common stock that is fixed five trading days before the special meeting. Any fluctuation in the market price of United Technologies common stock after the fifth trading day before the special meeting will change the value of the shares of United Technologies common stock you will receive.

Q: WHAT IMPACT WILL THE UNITED TECHNOLOGIES STOCK SPLIT HAVE ON WHAT I WILL
   RECEIVE IN THE MERGER?

A: On April 30, 1999 the United Technologies board declared a 2-for-1 stock split of its common stock payable in the form of a stock dividend to stockholders of record as of the close of business on May 7, 1999. Under the merger agreement, the applicable terms automatically adjust to reflect the United Technologies stock split.

Q: WILL UNITED TECHNOLOGIES ISSUE FRACTIONAL SHARES TO SUNDSTRAND STOCKHOLDERS?

A: No. United Technologies will not issue fractional shares in the merger. As a result, Sundstrand stockholders will receive a cash payment in lieu of the remaining fraction of a share of United Technologies common stock they would otherwise be entitled to receive. For more detail, see page 43 of this proxy statement/prospectus.

Q: WHAT HAPPENS TO MY FUTURE DIVIDENDS?

A: After the merger, we expect the initial annual dividend rate to be $.72 per share of United Technologies common stock, which is equivalent to the current annual dividend payment to United Technologies stockholders adjusted to reflect the two-for-one split of United Technologies common stock announced on April 30, 1999. The payment of dividends by United Technologies in the future, however, will depend on business conditions, its financial condition and earnings, and other factors.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We expect to complete the merger within two business days after the day on which the last of the conditions to the merger has been satisfied or waived, unless Sundstrand, United Technologies and its merger subsidiary agree to a different date.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO SUNDSTRAND STOCKHOLDERS?

A: Your tax consequences will depend upon what form of payment you receive in the merger as well as your tax basis in the Sundstrand shares. For more detail, see pages 34-37 of this proxy statement/prospectus.

                       WHO CAN HELP ANSWER YOUR QUESTIONS

        If you have more questions about the merger you should contact:

                             Sundstrand Corporation
                              4949 Harrison Avenue
                                 P.O. Box 7003
                         Rockford, Illinois 61125-7003
                           Telephone: (815) 226-6000
                   Attention: Patrick J. Winn, Corporate Vice
                           President, Human Resources

To obtain United Technologies common stock quotations, the exchange ratio and information as to whether United Technologies has made the cash election, call toll free 1-800-881-1914 on or after June 3, 1999.

                                    SUMMARY

     This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should carefully read this entire document, including the Appendices and other documents to which we have referred you. See "Where You Can Find More Information" for more details.

                                 THE COMPANIES

SUNDSTRAND CORPORATION
4949 Harrison Avenue
P.O. Box 7003
Rockford, Illinois 61125-7003
Telephone: (815) 226-6000
Attention: Secretary
website: http://www.sundstrand.com

     Founded in 1905, Sundstrand is an international leader in the design and manufacture of proprietary, technology based components and subsystems for aerospace and industrial customers. Sundstrand's aerospace business has electrical, mechanical, or power systems products on all large commercial aircraft in production, including the popular Boeing B737 and Airbus A320/A340 aircraft, general aviation applications such as the Gulfstream V and DeHaviland Dash-8, and all major military production aircraft including the F/A-18 and Eurofighter. Sundstrand's products are installed on the vast majority of currently operating aircraft manufactured in the West, creating a large installed base and substantial aftermarket. Sundstrand's industrial businesses include Sullair Corp. (rotary screw compressors), The Falk Corporation (power transmission equipment), Milton Roy Company (precision metering pumps) and Sundstrand Fluid Handling Corporation (high-speed centrifugal pumps). These industrial businesses serve a wide array of process and manufacturing end users.

UNITED TECHNOLOGIES CORPORATION
One Financial Plaza
Hartford, Connecticut 06101
Telephone: (860) 728-7000
Attention: Secretary
website: http://www.utc.com

     United Technologies, based in Hartford, Connecticut and incorporated in Delaware in 1934, provides a broad range of high-technology products and support services to the building systems, automotive and aerospace industries. United Technologies has conducted its business through five principal operating segments, which consist of divisions or groups of operating companies, each with general operating autonomy over diversified products and services. Otis is the world's largest elevator and escalator manufacturing and service company. Carrier is the world's largest manufacturer of commercial and residential heating, ventilating and air conditioning systems and equipment. Carrier also produces transport and commercial refrigeration equipment, and provides after-market service and component sales. Pratt & Whitney is a major supplier of commercial, general aviation and military aircraft engines, along with spare parts, product support and a full range of overhaul, repair and fleet management services. The Flight Systems segment provides environmental, flight and fuel control systems and propellers for commercial and military aircraft through Hamilton Standard, and commercial and military helicopters, along with after-market products and services, through Sikorsky Aircraft. UT Automotive develops and manufactures a wide variety of electrical and interior trim systems and components for original equipment manufacturers in the automotive industry. On March 16, 1999, United Technologies announced that it had entered into a definitive stock purchase agreement with Lear Corporation that provides for the sale of United Technologies' automotive business to Lear for approximately $2.3 billion in cash. The sale of the automotive business was consummated on May 4, 1999. On April 30, 1999, as a result of authorizing a two-for-one split of United Technologies common stock announced on April 30, 1999, the United Technologies board doubled outstanding authorizations to repurchase United Technologies common stock, effectively permitting the buyback of approximately
35.6 million shares of United Technologies common stock in the aggregate.

HSSAIL INC.
c/o United Technologies Corporation
One Financial Plaza
Hartford, Connecticut 06101
Telephone: (860) 728-7000
Attention: Secretary

     HSSail Inc. is a Delaware corporation and a wholly owned subsidiary of United Technologies formed solely for the purpose of effecting the merger with Sundstrand.

                             REASONS FOR THE MERGER

     The Sundstrand board considered a number of factors in determining the merger to be advisable and fair and in the best interests of Sundstrand and its stockholders and in approving the merger agreement and the merger and recommending the approval and adoption of the merger agreement and the merger to its stockholders. These considerations are described in "The
Merger -- Sundstrand Reasons for the Merger; Recommendations of the Sundstrand Board."

     The United Technologies board believes that the merger is in the best interest of United Technologies and its stockholders. United Technologies expects to benefit from Sundstrand's products, market presence and people. United Technologies believes that the addition of Sundstrand will enable United Technologies to expand its aerospace product line and to reduce its costs in the near term through improved operational efficiency and the elimination of excess capacity, thereby creating positive prospects for both stockholder value enhancement and improved customer satisfaction in the future.

                              THE SPECIAL MEETING

     The special meeting will take place on June 10, 1999. At that meeting, which will also serve as a special meeting in lieu of an annual meeting, you will be asked to vote on two proposals:

     - approval and adoption of the merger agreement and the merger; and

     - election of three directors for a term of three years, or until completion of the merger, if earlier.

                                 VOTE REQUIRED

     To approve and adopt the merger agreement and the merger, an affirmative vote of the holders of a majority of all outstanding shares of Sundstrand common stock entitled to vote on the merger agreement and the merger is required. To elect the directors, an affirmative vote of the holders of a majority of the shares of Sundstrand common stock present or represented by proxy and entitled to vote at the special meeting is required.

     As of May 7, 1999, directors and executive officers of Sundstrand and their affiliates beneficially owned less than 1% of the shares of Sundstrand common stock outstanding.

                         RECOMMENDATION TO STOCKHOLDERS

     The Sundstrand board has determined that the merger is advisable and fair and in the best interest of Sundstrand and its stockholders. Accordingly, the Sundstrand board has by unanimous vote approved the merger agreement and the merger and recommends that you vote in favor of approving and adopting the merger agreement and the merger at the special meeting. The Sundstrand board has also unanimously approved the proposal to elect three directors to a three-year term, or until completion of the merger, if earlier, and unanimously recommends that you vote in favor of such proposal.

                                   THE MERGER

     The merger agreement is attached as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement as it, and not this proxy statement/prospectus, is the legal document that governs the merger.

WHAT YOU WILL RECEIVE IN THE MERGER.
     (SEE PAGE 40)

     Based on the average closing price of United Technologies common stock for the ten consecutive trading days before the fifth trading day prior to the Sundstrand special meeting, you will receive for each of your shares of Sundstrand common stock the right to receive:

     - unless United Technologies becomes entitled to and makes a cash election, as described in the paragraph below, (1) a fraction of a share of United Technologies common stock that provides no less than $35.00 in United Technologies common stock and no more than $39.25 in United Technologies common stock and (2) $35.00 in cash.

     - if the United Technologies share price, based on the average closing price of United Technologies common stock for the ten trading days before the fifth trading day prior to the special meeting, is equal to or less than $112.8938 (or $56.4469 after payment of the two-for-one split of United Technologies common stock announced on April 30, 1999), United Technologies may elect to exchange each share of Sundstrand common stock solely for $70.00 in cash.

     You are urged to obtain a current price quotation for shares of United Technologies common stock prior to casting your vote in connection with the special meeting. You can obtain a current quotation for United Technologies common stock free of charge by calling 1-800-881-1914 at any time. In addition, you can obtain the final exchange ratio and information as to whether United Technologies has made the cash election at any time beginning on June 3, 1999 by calling 1-800-881-1914.

     Sundstrand stock options will be fully vested and exercisable upon the merger. If an option holder consents, his options will be converted into options for shares of United Technologies common stock. If an option holder does not provide such consent, he will receive options for both United Technologies common stock and cash, or, if United Technologies makes the cash election, an option holder will receive a cash payment in cancellation of his options.

     United Technologies will not issue fractional shares in the merger. Instead, you will receive cash in lieu of the remaining fraction of a share of United Technologies common stock you would otherwise be entitled to receive. For more detail, see page 43 of this proxy statement/prospectus.

     YOU SHOULD NOT SEND IN YOUR STOCK CERTIFICATES FOR EXCHANGE UNTIL INSTRUCTED TO DO SO AFTER THE MERGER IS COMPLETED. YOU WILL BE SENT A SEPARATE MAILING TO EXCHANGE YOUR CERTIFICATES AT THAT TIME.

INTERESTS OF CERTAIN PERSONS IN THE MERGER.
     (SEE PAGE 31)

     You should note that certain directors and executive officers of Sundstrand may have interests in the merger that are different from, and in addition to, the interests of Sundstrand stockholders generally.

     These interests exist because of existing agreements that these officers have with Sundstrand, including change in control agreements, and rights that these officers have under performance compensation and equity-based award plans maintained by Sundstrand. Some of these agreements and plans will provide these officers with severance benefits upon a change in control of Sundstrand, in particular upon completion of the merger. Additionally, the non-employee directors of Sundstrand also will receive accelerated retirement benefits upon completion of the merger. For more detail, see "The Merger -- Interests of Certain Persons in the Merger" at page 31 of this proxy statement/prospectus.

     After signing the merger agreement, United Technologies entered into letter agreements with Messrs. Robert H. Jenkins, Ronald F. McKenna, Patrick L. Thomas and Paul Donovan regarding their continued employment with the surviving corporation after the merger. These agreements will, among other things, provide these executive officers with base salaries, delay the vesting of options, restricted stock and restricted stock units held by these officers under Sundstrand's current equity-based plans, defer the receipt of the cash portion of severance payments owed to these executives under each executive's existing employment agreement over a fixed period of time, and, with respect to three of these executive officers, guarantee a minimum bonus for 1999. For more detail, see "New Employment Arrangements" at page 32 of this proxy statement/prospectus.

     Following the merger, United Technologies will purchase, or cause the surviving corporation to purchase, directors' and officers' liability insurance for the directors and officers of Sundstrand, and will indemnify these directors and officers. Additional interests of some of the Sundstrand directors and executive officers are described under "The Merger -- Interests of Certain Persons in the Merger" at page 31 of this proxy statement/ prospectus.

     The members of the Sundstrand board knew about these additional interests and considered them when they approved the merger agreement and the merger.

CONDITIONS TO THE MERGER.  (SEE PAGE 49)

     We will complete the merger only if the conditions set forth in the merger agreement are satisfied or, in some cases, waived. These conditions include the following:

     - approval and adoption of the merger agreement and the merger by the stockholders of Sundstrand;

     - authorization for listing on the New York Stock Exchange of the shares of United Technologies common stock that will be issued to Sundstrand stockholders in the merger, except to the extent that shares of United Technologies common stock are delivered from United Technologies' treasury, in which case no additional authorization for listing of such shares on the New York Stock Exchange is required;

     - unless United Technologies becomes entitled to and makes the cash election, receipt of legal opinions that the merger will be treated as a "reorganization" under Section 368(a) of the Internal Revenue Code of 1986, as amended;

     - absence of any event, other than those relating to general U.S. or global economic conditions, that has had or would reasonably be expected to have a material adverse effect on Sundstrand;

     - absence of any law, court order or injunction by a governmental agency preventing or rendering illegal the completion of the merger;

     - representations and warranties of each of United Technologies and Sundstrand contained in the merger agreement remaining true and correct at the closing unless the failure or failures for this to occur would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the party whose representations and warranties are not true and correct;

     - each of United Technologies and Sundstrand having complied in all material respects with their covenants under the merger agreement;

     - Sundstrand having used its reasonable best efforts to cause each of its affiliates to deliver a written undertaking to United Technologies before completion of the merger relating to resale restrictions; and

     - approval by the European Commission competition authorities.

     At any time before the merger, to the extent legally allowed, the United Technologies board or the Sundstrand board may waive compliance with any of the conditions contained in the merger agreement without the approval of the Sundstrand stockholders.

     The merger is also subject to the following additional conditions, which were satisfied before the date we mailed this proxy statement/ prospectus:

     - expiration of the waiting period during which the U.S. regulatory authorities review the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

     - expiration of the waiting period under the Competition Act of Canada; and

     - effectiveness of the registration statement of which this proxy statement/prospectus forms a part.

TERMINATION OF THE MERGER AGREEMENT.
     (SEE PAGE 51)

     The merger agreement may be terminated under the following circumstances:

     - by mutual consent of United Technologies and Sundstrand;

     - by either United Technologies or Sundstrand if the merger has not been completed by October 31, 1999 unless the failure of the merger to close by that date is due to the failure of the party seeking termination to perform or observe the covenants of the merger agreement;

     - by either United Technologies or Sundstrand if any law, court order or injunction preventing or rendering illegal the completion of the merger has become final and non-appealable or if any governmental entity has failed to issue any order, ruling or other action necessary to obtain governmental consent or approval and this denial has become final and unappealable;

     - by either United Technologies or Sundstrand if the Sundstrand stockholders do not approve the merger by the required vote;

     - by either United Technologies or Sundstrand if the other party has materially breached any of its covenants, agreements, representations or warranties and the breach is not cured within 30 days or is incurable before closing;

     - by United Technologies if the Sundstrand board announces its intention to, or does, withdraw, modify, or change its recommendation relating to the merger, or fails to affirm its recommendation within three business days after receipt of a written request of United Technologies to affirm such recommendation or approves or recommends a competing transaction; or

     - by Sundstrand if, in order to concurrently enter into a definitive agreement with respect to a superior proposal, the Sundstrand board concludes in good faith, after consultation with and receipt of advice from outside counsel, that such action is required in order for it to comply with its fiduciary duties, so long as Sundstrand pays United Technologies the termination fee described below and only if the Sundstrand stockholders have not yet approved the merger; however, Sundstrand must have first given United Technologies a five business day period in which to improve its offer.

TERMINATION FEE.  (SEE PAGE 52)

     Sundstrand must pay United Technologies a fee of $160 million in cash if the agreement is terminated in the following circumstances:

     - if the Sundstrand board announces its intention to, or does, withdraw, change or modify its recommendation in favor of the merger in a manner adverse to United Technologies; refuses to affirm its recommendation within three business days after receipt of a written request from United Technologies; or approves or recommends a competing transaction;

     - if the Sundstrand board terminates the merger agreement in order to concurrently enter into a definitive agreement with respect to a superior proposal; or

     - if (1) the merger agreement is terminated by either party because the merger has not been completed on or before October 31, 1999, the merger agreement is terminated by either party because Sundstrand stockholder approval is not obtained, or the merger agreement is terminated by United Technologies because Sundstrand materially breached any of its covenants, agreements or representations, which breach is not cured within 30 days after notice or is incurable before closing, and (2) in any such case, within 16 months Sundstrand enters into a definitive agreement in respect of, or approves or recommends a competing transaction, or redeems any rights under or modifies or agrees to modify its stockholder rights agreement to facilitate a competing transaction.

NON-SOLICITATION OF COMPETING TRANSACTIONS.
     (SEE PAGE 47)

     The merger agreement restricts Sundstrand's ability to entertain or encourage any alternative transactions for the sale of the company with third parties beyond what is required by the Sundstrand board's fiduciary duties. Sundstrand is required to communicate to United Technologies its receipt of any inquiries, discussions or proposals relating to a competing transaction.

REGULATORY APPROVALS.  (SEE PAGE 37)

     United Technologies and Sundstrand are both required to make filings with or obtain approvals from certain United States and international regulatory authorities in connection with the merger, including United States antitrust authorities. The waiting period during which the U.S. regulatory authorities review the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired on April 9, 1999. We believe that all other material notifications, filings and approvals have been made or obtained, or will be made or obtained prior to the date of the merger.

FAIRNESS OPINION OF MERRILL LYNCH.  (SEE PAGE 24)

     Merrill Lynch & Company, Inc. has acted as financial advisor to Sundstrand in connection with the merger and has delivered a written opinion, dated February 21, 1999, to the Sundstrand board that the merger consideration to be paid to Sundstrand stockholders was fair from a financial point of view on that date. The Sundstrand board considered this opinion in deciding to approve and recommend the merger agreement and the merger. A copy of this opinion, which describes the assumptions made, matters considered and limitations on the reviews undertaken by Merrill Lynch, is attached as Appendix B to this proxy statement/prospectus. We encourage you to read and consider this opinion.

DISSENTERS' RIGHTS.  (SEE PAGE 39)

     Within 10 days after the merger, United Technologies will give written notice of the merger to each Sundstrand stockholder who has satisfied the relevant requirements of Delaware law and has not voted for the merger. Within 120 days after the merger, United Technologies or any dissenting stockholder may file a petition in the court demanding a determination of the fair value of the shares of Sundstrand common stock that are held by all dissenting stockholders. If a petition for appraisal is timely filed, the court will determine which stockholders are entitled to appraisal rights and the fair value of the shares of Sundstrand common stock held by dissenting stockholders.

     If a dissenting stockholder delivers to United Technologies a written withdrawal of the demand for an appraisal within 60 days after the merger, or if no petition for appraisal is filed within 120 days after the merger, then the right of that dissenting stockholder to an appraisal will cease and the dissenting stockholder will be entitled to receive only the merger consideration.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES.
     (SEE PAGE 34)

     The U.S. federal income tax consequences to you of the merger will depend on the form of consideration you receive in the merger. Under current law, if you receive part cash and part shares of United Technologies common stock, and your adjusted basis in your Sundstrand common stock is less than the fair market value, as of the date of the merger, of the shares of United Technologies common stock and cash you receive, you will recognize a gain. This recognized gain will equal the lesser of (a) the excess, as of the date of the merger, of the fair market value of the shares of United Technologies common stock and cash you receive over the adjusted basis of your shares of Sundstrand common stock, and
(b) the amount of cash you receive. In the event you realize a loss because your adjusted basis in your shares of Sundstrand common stock is greater than the fair market value of the shares of United Technologies common stock and cash you receive, that loss will not be currently allowed. If United Technologies makes the cash election and you receive solely cash, the transaction will be treated as a taxable purchase of your shares of Sundstrand common stock and you will recognize gain or loss equal to the difference between the amount of cash received by you and your adjusted basis in your shares of Sundstrand common stock.

     Because of the complexity of the tax laws and the individual nature of the tax consequences of the merger, we recommend that you consult a tax advisor concerning the applicable U.S. federal, state and local income tax consequences to you of the merger.

ACCOUNTING TREATMENT.  (SEE PAGE 37)

     The merger will be treated as a "purchase." Therefore, the purchase price will be allocated to the assets and liabilities of Sundstrand based on their estimated fair market values at the date of acquisition, and any excess of the purchase price over such fair market values will be accounted for as goodwill.

EFFECTS OF THE MERGER ON THE RIGHTS OF SUNDSTRAND
     STOCKHOLDERS.  (SEE PAGE 55)

     If you receive shares of United Technologies common stock in the merger, your rights as a United Technologies stockholder will be governed by Delaware law and by the United Technologies certificate of incorporation and the United Technologies bylaws. Your rights under the United Technologies certificate of incorporation and the United Technologies bylaws will differ in certain respects from your rights under the Sundstrand certificate of incorporation and the Sundstrand bylaws.

                           FORWARD-LOOKING STATEMENTS

     United Technologies and Sundstrand have made forward-looking statements in this document and in the documents to which we have referred you. These statements are subject to risks and uncertainties, and therefore may not prove to be correct. Forward-looking statements include assumptions as to how United Technologies may perform after the merger, and, accordingly, it is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or, if any of them do so, what impact they will have on the results of operations and financial condition of United Technologies or the price of its stock. See page 15 for further details.

     When we use words like "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. For those statements, United Technologies and Sundstrand claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

                     SUMMARY SELECTED FINANCIAL INFORMATION

              SUNDSTRAND SELECTED HISTORICAL FINANCIAL INFORMATION

     In the table below, we provide you with selected historical financial information of Sundstrand. Sundstrand prepared this information using its audited financial statements for each of the fiscal years in the five-year period ended December 31, 1998. These financial statements and the accompanying notes have been incorporated by reference and you should consider reading them along with the selected financial information. You can obtain these reports by following the instructions we provide under "Where You Can Find More Information" on page 83.

                                                                  YEARS ENDED DECEMBER 31,
                                                -------------------------------------------------------------
                                                  1998         1997         1996         1995         1994
                                                ---------    ---------    ---------    ---------    ---------
                                                  (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AND RATIO DATA)
STATEMENT OF OPERATIONS DATA
Sales.........................................   $2,005       $1,752       $1,521       $1,473       $1,373
Segment operating profit margins..............     19.5%        19.2%        14.6%        11.9%        14.1%
Net income from continuing operations before
  cumulative effect of accounting change......      226          188          114           79           96
Net income....................................      226          183          114           79           96
Basic earnings per share from continuing
  operations before cumulative effect of
  accounting change...........................     4.02         3.15         1.87         1.25         1.46
Basic earnings per share......................     4.02         3.06         1.87         1.25         1.46
Diluted earnings per share from continuing
  operations before cumulative effect of
  accounting change...........................     3.99         3.13         1.86         1.25         1.46
Diluted earnings per share....................     3.99         3.04         1.86         1.25         1.46
Cash dividends per common share...............     0.68         0.68         0.68         0.60         0.60

                                                              AS OF DECEMBER 31,
                                                ----------------------------------------------
                                                 1998      1997      1996      1995      1994
                                                ------    ------    ------    ------    ------
BALANCE SHEET DATA
Working capital...............................  $  366    $  413    $  375    $  323    $  303
Total assets..................................   1,807     1,700     1,595     1,593     1,587
Long-term debt, including current portion.....     299       222       226       228       247
Total debt....................................     462       365       344       396       441
  Debt to total capitalization................      46%       40%       40%       45%       47%
Shareowners' equity...........................     545       542       513       481       494

         UNITED TECHNOLOGIES SELECTED HISTORICAL FINANCIAL INFORMATION

     In the table below we provide you with selected historical financial information of United Technologies. United Technologies prepared this information using its audited financial statements for each of the fiscal years in the five-year period ended December 31, 1998. These financial statements and accompanying notes have been incorporated by reference and you should consider reading them along with the selected financial information. You can obtain these reports by following the instructions we provide under "Where You Can Find More Information" on page 83.

                                                             YEARS ENDED DECEMBER 31,
                                           -------------------------------------------------------------
                                             1998         1997         1996         1995         1994
                                           ---------    ---------    ---------    ---------    ---------
                                             (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AND RATIO DATA)
STATEMENT OF OPERATIONS DATA
Revenues.................................   $25,715      $24,222      $23,051      $22,428      $20,934
Research and development.................     1,315        1,187        1,122          963          978
Segment operating profit margins.........       9.6%         8.9%         8.6%         7.8%         7.3%
Net income...............................     1,255        1,072          906          750          585
Earnings per common share*
  Basic..................................      2.68         2.22         1.82         1.47         1.12
  Diluted................................      2.53         2.11         1.74         1.44         1.10
Cash dividends per common share*.........      .695          .62          .55        .5125         .475

                                                           AS OF DECEMBER 31,
                                           ---------------------------------------------------
                                            1998       1997       1996       1995       1994
                                           -------    -------    -------    -------    -------
BALANCE SHEET DATA
Working capital..........................  $ 1,620    $ 1,905    $ 2,287    $ 2,282    $ 1,701
Total assets.............................   18,375     16,440     16,412     15,596     15,403
Long-term debt, including current
  portion................................    1,675      1,398      1,534      1,747      2,041
Total debt...............................    2,187      1,587      1,750      2,012      2,439
  Debt to total capitalization...........       33%        28%        29%        33%        39%
Net debt (total debt less cash)..........    1,637        932        752      1,273      2,167
  Net debt to total capitalization.......       27%        19%        15%        24%        37%
ESOP Preferred Stock, net................      456        450        434        398        339
Shareowners' equity......................    4,378      4,073      4,306      4,021      3,752

---------------

* Reflects the two-for-one stock split of United Technologies common stock announced on April 30, 1999, as described in Notes to Unaudited Pro Forma Condensed Financial Statements.

          SELECTED UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
                  (IN MILLIONS, EXCEPT PER SHARE INFORMATION)

     The following unaudited pro forma condensed financial information for United Technologies and Sundstrand gives effect to the merger as though it had occurred on December 31, 1998 for balance sheet purposes and as of January 1, 1998 for statement of operations purposes. It has been prepared from the historical financial statements of United Technologies and Sundstrand adjusted to reflect United Technologies' automotive business ("UT Automotive") as a discontinued operation, its sale as though it had occurred on December 31, 1998 and the merger using the purchase method of accounting.

     The purchase price of Sundstrand common stock has been preliminarily allocated to tangible and intangible assets and liabilities of Sundstrand based upon estimates of their respective values. These allocations will be subsequently adjusted based upon appraisals, valuations and other studies, which will be conducted over the next several months. Final values may differ substantially from those shown here.

     The pro forma financial statements should be read in conjunction with United Technologies' and Sundstrand's historical financial statements. The pro forma information presented is for informational purposes only and it is not necessarily indicative of future earnings or financial position or of what the earnings or financial position would have been had the merger been completed on January 1, 1998 or as of December 31, 1998.

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
STATEMENT OF OPERATIONS DATA:
Revenues....................................................    $24,799
Income from:
  Continuing Operations.....................................      1,265
  Discontinued Operation....................................         98
Earnings per common share from:*
  Continuing Operations:
    Basic...................................................       2.54
    Diluted.................................................       2.39
  Discontinued Operation:
    Basic...................................................       0.20
    Diluted.................................................       0.19
  Net Earnings:
    Basic...................................................       2.74
    Diluted.................................................       2.58
Cash dividends per common share*............................       .695

                                                                 AS OF
                                                              DECEMBER 31,
                                                                  1998
                                                                -------
BALANCE SHEET DATA:
Working capital.............................................    $ 2,709
Total assets................................................     22,793
Long-term debt, including current portion...................      2,999
Total debt..................................................      3,666
  Debt to total capitalization..............................         35%
Net debt (total debt less cash).............................      1,990
  Net debt to total capitalization..........................         22%
ESOP Preferred Stock, net...................................        456
Shareowners' equity.........................................      6,951

---------------
* Reflects the two-for-one stock split of United Technologies common stock announced on April 30, 1999, as described in Notes to Unaudited Pro Forma Condensed Financial Statements.

                       COMPARATIVE PER SHARE INFORMATION

     We have set forth below information concerning book value, earnings and cash dividends per common share for Sundstrand on an historical and a per share equivalent pro forma basis and for United Technologies on both historical and pro forma bases. We have derived the pro forma earnings per share from the unaudited pro forma financial statements presented elsewhere in this document. Book value per share for the pro forma presentation is based upon outstanding shares of United Technologies common stock, adjusted to include the estimated number of shares of United Technologies common stock to be issued or delivered in the merger for outstanding shares of Sundstrand common stock at the time the merger is completed. See "The Merger Agreement -- Conversion of Securities." United Technologies' Pro Forma financial information reflects the sale of UT Automotive as though it had occurred on December 31, 1998. See "Unaudited Pro Forma Condensed Financial Statements." You should read the information set forth below in conjunction with the respective audited and unaudited financial statements of United Technologies and Sundstrand incorporated by reference in this document and the unaudited pro forma financial statements and the notes thereto presented elsewhere in this document. See "Where You Can Find More Information" on page 83.

                                                             UNITED          UNITED        SUNDSTRAND
                                            SUNDSTRAND    TECHNOLOGIES    TECHNOLOGIES      PRO FORMA
                                            HISTORICAL     HISTORICAL      PRO FORMA      EQUIVALENT(1)
                                            ----------    ------------    ------------    -------------
As of December 31, 1998:
Book value per common
  share -- outstanding*...................    $10.02         $ 9.73          $14.47           $8.07
For the year ended December 31, 1998:
Net earnings per common share:*
  Basic...................................      4.02           2.68            2.74            1.53
  Diluted.................................      3.99           2.53            2.58            1.44
Cash dividends per share:*................      0.68           .695            .695             .39

---------------
(1) The per share pro forma equivalent condensed data for shares of Sundstrand common stock and the book value, net earnings and cash dividends per share data for the presentation are based on the assumed conversion of each share of Sundstrand common stock into .2790 of a share of United Technologies common stock (or .5580 of a share after payment of the United Technologies stock split). Sundstrand stockholders should consider when reviewing the Sundstrand pro forma equivalent information that such information does not give effect to the $35.00 in cash consideration per share that the Sundstrand stockholders will receive in addition to the stock consideration in the merger.

 * Reflects the two-for-one stock split of United Technologies common stock announced on April 30, 1999, as described in Notes to Unaudited Pro Forma Condensed Financial Statements.

                      COMPARATIVE MARKET PRICE INFORMATION

     The following tables present certain historical trading information for shares of Sundstrand common stock and United Technologies common stock for fiscal years ended December 31. United Technologies' historical trading information for the first three quarters of 1996 has been adjusted to reflect the two-for-one stock split paid in the form of a stock dividend on December 10, 1996. Such historical trading information for United Technologies has also been adjusted to reflect the two-for-one stock split announced on April 30, 1999. Sundstrand historical trading information for the first quarter of 1996 has been adjusted to reflect a two-for-one stock split paid in the form of a stock dividend on March 19, 1996.

                                                         UNITED
                                                      TECHNOLOGIES        SUNDSTRAND
                                                      COMMON STOCK       COMMON STOCK
                                                      -------------      -------------
                                                      HIGH      LOW      HIGH      LOW
                                                      ----      ---      ----      ---
FISCAL YEAR 1996:
  First Quarter.....................................  $29 1/2   $22 5/8  $41 5/8   $33 1/2
  Second Quarter....................................   29 1/16   25 3/32  40 3/4    33 1/4
  Third Quarter.....................................   30 13/32  25 3/8   40 1/2    32 1/2
  Fourth Quarter....................................   35 7/32   29 7/8   42 3/4    37 3/4
FISCAL YEAR 1997:
  First Quarter.....................................   39 3/4    32 9/16  47        39 7/8
  Second Quarter....................................   43 7/8    35 1/8   59 1/4    42 1/4
  Third Quarter.....................................   44 15/32  38 3/8   63 1/16   54 1/2
  Fourth Quarter....................................   40 29/32  33 3/8   60        45 13/16
FISCAL YEAR 1998:
  First Quarter.....................................   46 31/32  33 1/2   62 3/4    46 3/16
  Second Quarter....................................   50 1/16   42 1/32  71 5/8    53 15/16
  Third Quarter.....................................   49 9/16   35 7/8   61 7/8    41 1/16
  Fourth Quarter....................................   56 1/4    36       56 5/16   43
FISCAL YEAR 1999:
  First Quarter.....................................   68 15/32  53 7/16  70        44 1/4
  Second Quarter (through May 6, 1999)..............   75 1/2    65 13/32  72 5/8   68 7/8

     United Technologies common stock is currently traded on the New York, London, Brussels and Swiss Stock Exchanges under the symbol "UTX," on the Paris Bourse under the symbol "UT," and on the Deutsche Borse A.G. under the symbol "UTC." Sundstrand common stock is currently traded on the New York, Chicago and Pacific Stock Exchanges under the symbol "SNS."

     Because the Exchange Ratio will be fixed five trading days before the special meeting and because the market price of United Technologies common stock is subject to fluctuation, the market value of the shares of United Technologies common stock that the Sundstrand stockholders will receive in the merger may increase or decrease before and after the special meeting. WE URGE HOLDERS OF SUNDSTRAND COMMON STOCK TO OBTAIN CURRENT MARKET QUOTATIONS OF UNITED TECHNOLOGIES COMMON STOCK AND SUNDSTRAND COMMON STOCK. WE CANNOT GIVE ANY ASSURANCE AS TO THE FUTURE PRICES OR MARKETS FOR UNITED TECHNOLOGIES COMMON STOCK AND SUNDSTRAND COMMON STOCK.

     On February 19, 1999, the last trading day prior to the public announcement of the merger agreement, the closing sale price of United Technologies common stock was $125.4375 per share (or $62.7185, adjusted to reflect the United Technologies stock split announced on April 30, 1999), and the closing sale price of Sundstrand common stock was $58 per share. Based on the terms of the merger agreement, the consideration that would have been received on that date for each share of Sundstrand common stock would have been (1) $35.00 in cash and
(2) 0.2790 of a share of United Technologies common stock with a value of $35.00, which Exchange Ratio reflects the Exchange Ratio before adjustment for the United Technologies stock split announced on April 30, 1999 (the Exchange Ratio becoming .5580 after payment of the United Technologies stock split).

     On May 6, 1999, the most recent practicable date prior to the printing of this proxy statement/ prospectus, the per share closing price of United Technologies common stock was $144.125 (or $72.0625, adjusted to reflect the United Technologies stock split announced on April 30, 1999), and the per share closing price of Sundstrand common stock was $71.75. WE URGE YOU TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE MERGER.

                        CAUTIONARY STATEMENT CONCERNING
                           FORWARD-LOOKING STATEMENTS

     This proxy statement/prospectus contains statements that, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These forward-looking statements are intended to provide Sundstrand's and United Technologies' current expectations or plans for the future operating and financial performance of United Technologies, Sundstrand, and their subsidiaries and affiliates based on assumptions currently believed to be valid. Forward-looking statements include the information regarding synergies, efficiencies, cost savings, revenue enhancements, capital productivity, returns on capital employed, capital spending and the timetable for closing the merger set forth in this document, including under "Questions and Answers About the Merger," "Summary," "The Merger -- Background of the Merger," "The Merger -- Reasons for the Merger; Recommendations of the Sundstrand Board," "Pro Forma Financial Information," "Summary -- Selected Unaudited Pro Forma Combined Condensed Financial Information," "The
Merger -- Opinion of Merrill Lynch," and other statements identified by the use of words such as "believe," "expect," "plans," "strategy," "prospects," "estimate," "project," "anticipate" and other words of similar meaning in connection with a discussion of future operating or financial performance. These include, among others, statements relating to:

     - Future earnings and other measurements of financial performance;

     - Future cash flow and uses of cash;

     - The effect of economic downturns or growth in particular regions;

     - The effect of changes in the level of activity in economic or industry conditions generally or in the particular industries and markets served by our companies;

     - Prospective product developments;

     - Cost reduction efforts;

     - Supply disruptions;

     - Changes in operating conditions and costs;

     - The outcome of negotiations with partners, governments, suppliers, customers or others;

     - The actions of competitors;

     - Our ability to integrate the business of Sundstrand and the Hamilton-Sundstrand division of United Technologies successfully after the merger;

     - The challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the integration process;

     - The development and use of new technology;

     - Tax increases and retroactive tax claims;

     - Cancellation of contract rights;

     - The outcome of contingencies;

     - The impact of Year 2000 conversion efforts; and

     - The transition to the use of the euro as a currency.

     All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. United Technologies' and Sundstrand's annual reports on Forms 10-K for 1998 include important information as to risk factors, as does United Technologies' 1998 annual report, all of which are incorporated by reference in this proxy statement/prospectus. For additional information identifying factors that may cause actual results to vary materially from those stated in the forward-looking statements, see United Technologies' reports on Forms 10-Q and 8-K and Sundstrand's reports on Form 10-Q filed with the Securities and Exchange Commission from time to time.

                              THE SPECIAL MEETING

GENERAL

     The special meeting of stockholders of Sundstrand Corporation will be held at the St. Regis Hotel, 2 East 55th Street, New York, New York on Thursday, June 10, 1999 at 8:00 a.m., Eastern Time. At the special meeting, which will also serve as a special meeting in lieu of an annual meeting, the holders of Sundstrand common stock will consider and vote upon (1) the approval and adoption of an Agreement and Plan of Merger, dated as of February 21, 1999, by and among United Technologies, HSSail Inc., a wholly-owned subsidiary of United Technologies (the "Merger Subsidiary"), and Sundstrand, and the merger, and (2) the election of directors to serve a term of three years or, if earlier, until completion of the merger.

RECORD DATE; SOLICITATION OF PROXIES

     The close of business on May 7, 1999 has been fixed as the record date for the determination of the stockholders entitled to notice of, and to vote at, the special meeting. At the record date, there were 54,016,282 outstanding shares of Sundstrand common stock entitled to vote at the special meeting.

     In addition to soliciting proxies by mail, officers, directors and employees of Sundstrand, without receiving any additional compensation, may solicit proxies by telephone, fax, in person or by other means. Sundstrand will also make arrangements with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of Sundstrand common stock held of record by such persons, and Sundstrand will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection with their solicitation efforts. Sundstrand has retained Georgeson & Company Inc. to assist in the solicitation of proxies at an estimated cost of $6,500, plus out-of-pocket expenses. United Technologies and Sundstrand will share equally all expenses related to printing and filing this proxy statement/prospectus, including all filing fees of the Securities and Exchange Commission.

REVOCABILITY OF PROXIES

     Any holder of Sundstrand common stock may revoke a proxy at any time before it is voted, by filing with the Secretary of Sundstrand an instrument revoking the proxy or by returning a duly executed proxy bearing a later date, or by attending the special meeting and voting in person. Attendance at the special meeting will not by itself constitute revocation of a proxy. Any written notice of revocation or subsequent proxy should be sent to Harris Bank and Trust Company, as the transfer agent.

APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER

     At the special meeting, you will be asked to approve and adopt the merger agreement and the merger. Pursuant to the merger agreement, unless United Technologies becomes entitled to and makes the Cash Election (as defined under "The Merger -- Form of Merger"), Sundstrand will be merged with and into the Merger Subsidiary, with the Merger Subsidiary being the surviving corporation of the merger and renamed "Hamilton Sundstrand Corporation." In the event that United Technologies becomes entitled to and makes the Cash Election, the Merger Subsidiary will be merged with and into Sundstrand, with Sundstrand continuing as the surviving corporation and renamed "Hamilton Sundstrand Corporation." A vote of a majority of the outstanding shares of Sundstrand common stock is required to approve and adopt the merger agreement and the merger. Each share of Sundstrand common stock that you own entitles you to one vote. After careful consideration, the Sundstrand board by a unanimous vote has determined that the merger is advisable and fair and in the best interests of Sundstrand and Sundstrand stockholders.

Accordingly, the Sundstrand board has approved the merger agreement and the merger by a unanimous vote.

     THE SUNDSTRAND BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL.

QUORUM REQUIREMENT

     A quorum of Sundstrand stockholders is necessary to hold a valid meeting. The presence in person or by proxy at the meeting of holders of shares of Sundstrand common stock representing at least a majority of the shares of the Sundstrand common stock entitled to vote at the meeting is a quorum. Abstentions and broker "non-votes" count as present for establishing a quorum. A broker non-vote occurs on an item when a broker is not permitted to vote on that item without instruction from the beneficial owner of the shares of Sundstrand common stock and no instruction is given.

SHARES BENEFICIALLY OWNED BY SUNDSTRAND DIRECTORS AND EXECUTIVE OFFICERS

     As of the record date, Sundstrand directors and executive officers owned 497,130 shares of Sundstrand common stock which represent less than 1% of the voting power of Sundstrand's voting securities. These individuals have indicated that they will vote in favor of approval and adoption of the merger agreement and the merger and for the election of the nominees for directors.

VOTE NECESSARY FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER

     Approval of the merger and the merger agreement requires the affirmative vote of a majority of the votes of the outstanding shares of Sundstrand common stock. Withheld votes and abstentions have the same effect as a vote against. Under New York Stock Exchange rules, if your broker holds your shares in its name, your broker will not be permitted to vote your shares for approval and adoption of the merger agreement and the merger if it does not receive voting instructions from you. Therefore, without your voting instructions, a broker non-vote will occur with respect to the approval and adoption of the merger agreement and the merger, and will have the effect of a vote against.

ELECTION OF DIRECTORS

     At the special meeting, you will also be asked to elect directors to serve a three-year term or until completion of the merger, if earlier. For the names of the nominees for directors, information about such nominees, and other information such as the required vote to elect directors, see "Other Relevant Information for Sundstrand Stockholders."

                                   THE MERGER

GENERAL

     Sundstrand is furnishing this proxy statement/prospectus to holders of Sundstrand common stock in connection with the solicitation of proxies by the Sundstrand board at the special meeting of Sundstrand stockholders and at any adjournments or postponements.

     At the special meeting, which will also serve as a special meeting in lieu of an annual meeting, holders of Sundstrand common stock will be asked to vote upon (1) approval and adoption of the merger agreement and the merger pursuant to the merger agreement and (2) the election of three directors as described under "Other Relevant Information for Sundstrand Stockholders -- Election of Directors."

     The merger agreement provides for the merger of Sundstrand with and into the Merger Subsidiary, unless United Technologies becomes entitled to and makes the Cash Election, in which case the Merger Subsidiary will be merged with and into Sundstrand, so that Sundstrand becomes a wholly-owned subsidiary of United Technologies. In this proxy statement/prospectus, we refer to both the merger of Sundstrand with and into the Merger Subsidiary, or of the Merger Subsidiary with and into Sundstrand, as the "merger." The merger will become effective at the time specified in the certificate of merger to be filed with the Secretary of State of the State of Delaware (the "Effective Time"). We anticipate that this filing will be made immediately upon the closing of the merger. The closing will occur within two business days after the day on which the last of the conditions to the merger set forth in the merger agreement has been satisfied or waived, unless Sundstrand and United Technologies agree to a different date.

BACKGROUND OF THE MERGER

     The Sundstrand board and management continually review Sundstrand's results of operations and competitive position in the industries in which it operates. In that regard, in recent years Sundstrand's management has had conversations with the managements of a number of other companies regarding a range of alternatives that might be available to Sundstrand to further enhance stockholder value, including acquisitions or dispositions of stock or assets, partnerships, alliances and other significant corporate transactions.

     On September 2, 1998, Robert H. Jenkins, Sundstrand's chairman of the board, president and chief executive officer, met with Karl J. Krapek, United Technologies' executive vice president and president of Pratt & Whitney, a division of United Technologies, primarily to discuss ongoing business matters between the two companies. At this meeting, Mr. Jenkins indicated to Mr. Krapek Sundstrand's interest in acquiring the Hamilton Standard division of United Technologies. Mr. Krapek agreed to discuss Sundstrand's interest in the possible acquisition of Hamilton Standard with George David, United Technologies' chairman and chief executive officer. Thereafter, in early October 1998, Mr. David telephoned Mr. Jenkins to set up a meeting to discuss Sundstrand's interest in the possibility of acquiring Hamilton Standard.

     On November 2, 1998, Mr. David and Mr. Jenkins met in New York City to discuss the possibility of a combination of Sundstrand and Hamilton Standard. At this meeting, Mr. David suggested that, rather than Sundstrand acquiring Hamilton Standard, the parties should consider the possibility of United Technologies acquiring Sundstrand, and thereafter combining the Sundstrand and Hamilton Standard businesses under the United Technologies corporate umbrella. At this meeting, Mr. David and Mr. Jenkins discussed what each company could contribute to the combined entity and agreed to consider the possibility of such a transaction.

     On November 5, 1998, Ari Bousbib, United Technologies' vice president of strategic planning, telephoned Paul Donovan, Sundstrand's executive vice president and chief financial officer, to continue the preliminary discussions regarding a combination of Sundstrand and Hamilton Standard. At this meeting, Mr. Donovan reaffirmed Sundstrand's interest in acquiring Hamilton Standard. Mr. Bousbib agreed that a combination of Sundstrand and Hamilton Standard made sense in light of aerospace industry consolidation, but indicated that United Technologies preferred to acquire Sundstrand and combine it with its Hamilton Standard division. Mr. Bousbib further indicated that he envisioned current Sundstrand management running the combined company and that the combination of these two companies should result in the creation of a stronger and more competitive aerospace supplier. Mr. Donovan acknowledged United Technologies' interest in acquiring Sundstrand as a basis for further discussions, and in addition he agreed with Mr. Bousbib's assessment that, given the strategic rationale supporting a combination of United Technologies' Hamilton Standard division and Sundstrand, the combined companies should result in a premier aerospace supplier. At this meeting, the parties also preliminarily discussed valuation and accounting matters. Mr. Bousbib requested that discussions be continued at a later meeting.

     On November 10, 1998, Mr. Bousbib and Mr. Donovan continued their discussions over the telephone. Mr. Bousbib stated that United Technologies might be willing to discuss, subject to due diligence and certain other conditions, a transaction in which Sundstrand stockholders would receive for each share of Sundstrand common stock each stockholder owns a sum in the low to mid $60's. On this date, the closing price for Sundstrand common stock was $50 5/16 per share. Mr. Bousbib stressed United Technologies' interest in combining the two companies and continuing discussions. Mr. Donovan responded that, in his view, any offer in this range would be too low.

     On November 11, 1998, Mr. Donovan called Mr. Bousbib to continue their discussions. Mr. Donovan informed Mr. Bousbib that Sundstrand's strong preference was for it to acquire Hamilton Standard and, in any event, Sundstrand would only consider an offer from United Technologies if the price per share of Sundstrand common stock was in the mid to upper $70's in cash and/or stock. On this date, the closing price for Sundstrand common stock was $50 1/16 per share. Mr. Bousbib agreed to discuss these developments with Mr. David and get back to Mr. Donovan within a few weeks.

     On November 24, 1998, Mr. Bousbib telephoned Mr. Donovan to continue their previous discussions. Mr. Bousbib stated that United Technologies' position had not changed and that it would be willing to discuss a transaction with Sundstrand at a price per share of Sundstrand common stock in the low to mid $60's. Mr. Donovan indicated that Sundstrand's position had not changed and that Sundstrand would consider an offer from United Technologies so long as the price per share of Sundstrand common stock was in the mid to upper $70's. On this date, the closing price for Sundstrand common stock was $55 13/16 per share. Notwithstanding their disagreement regarding price, Messrs. Bousbib and Donovan agreed to meet again during the week of December 14th, 1998 with a limited number of additional executives from each company to further explore whether any transaction was feasible.

     On December 8, 1998, at a regularly scheduled Sundstrand board meeting, Messrs. Jenkins and Donovan provided the Sundstrand board with an update regarding the recent preliminary discussions with United Technologies. The Sundstrand board indicated that although it had not made any decision to sell Sundstrand, it supported exploring any initiative which would enhance stockholder value, and authorized Messrs. Jenkins and Donovan to continue to examine Sundstrand's strategic alternatives.

     During December 1998, Sundstrand management conferred frequently with Merrill Lynch & Co. to review strategic alternatives available to Sundstrand. In mid-December 1998, Sundstrand management discussed with Merrill Lynch its analyses, which included an analysis of a possible merger with United Technologies. Merrill Lynch and Sundstrand also discussed a range of alternatives for Sundstrand, including (1) a merger of equals between Sundstrand and one of several possible companies, (2) Sundstrand continuing as an independent company together with it repurchasing an amount of its common stock and (3) Sundstrand acquiring other companies. In light of the fact that Sundstrand did not consider any of these alternatives, other than continuing as an independent company, to be feasible and considered a transaction with United Technologies to be preferable to continuing as an independent company, and that United Technologies would be offering a premium to Sundstrand stockholders, and for the reasons stated under "-- Sundstrand Reasons for the Merger; Recommendation of the Sundstrand Board," Sundstrand decided to continue its discussions with United Technologies.

     On December 10, 1998, United Technologies and Sundstrand entered into a confidentiality and standstill agreement.

     On December 14, 1998, Sundstrand senior management met at Merrill Lynch's offices in New York with United Technologies senior management. At this meeting, each company's management gave a presentation about its respective company and also set forth its view as to how the companies complemented each other. At the end of the meeting, the parties agreed to continue discussions at a later date.

     In early January 1999, Mr. Bousbib called Mr. Donovan to discuss conceptually the terms of a possible transaction subject to due diligence and certain other conditions, to purchase Sundstrand at a price per share of Sundstrand common stock in the upper $60's, in cash and/or stock. At such time the Sundstrand board had not made a decision to seek to sell Sundstrand. After consulting with Mr. Jenkins, Mr. Donovan responded that Sundstrand would not consider a transaction at a price per share of Sundstrand common stock less than the mid $70's. Mr. Bousbib responded that United Technologies was not interested in pursuing further discussions at that price.

     In late January 1999, Mr. Donovan telephoned Mr. Bousbib in order to resume discussions and reiterated his views as to the benefits of a combination of Sundstrand and Hamilton Standard. Mr. Bousbib indicated that subject to the completion of satisfactory due diligence United Technologies would consider acquiring shares of Sundstrand common stock at a price per share of $70.00, consisting of 50% cash and 50% United Technologies common stock. Mr. Donovan said Sundstrand would consider a proposal if Sundstrand stockholders were given the opportunity to participate in increases in the value of United Technologies common stock occurring subsequent to the fixing of the fraction of a share of United Technologies common stock to be offered as part of the consideration per share of Sundstrand common stock and prior to closing. In addition, Mr. Donovan said that Sundstrand desired a floor on value of the stock portion of the consideration to provide its stockholders with protection from decreases in the value of United Technologies common stock between signing and closing of the merger agreement. Mr. Bousbib noted that in the event that United Technologies would agree to provide Sundstrand stockholders with protection from decreases in the value of United Technologies common stock between signing and closing, it would in turn expect the ability of Sundstrand stockholders to participate in increases in the value of United Technologies common stock between signing and closing to be subject to a ceiling.

     During February 4-7, 1999, Messrs. Bousbib and Donovan continued their discussions. They agreed that they would inform their respective companies that United Technologies had indicated its interest in seeking to acquire Sundstrand for $35.00 cash and $35.00 in United Technologies common stock per share of Sundstrand common stock, with the value of the United Technologies common stock portion between the signing of the merger agreement and the fifth trading day before the special meeting subject to a floor and a ceiling. Both parties understood that any transaction would be subject to the satisfactory completion of appropriate due diligence investigations, the negotiation of a mutually acceptable definitive acquisition agreement and the approval of each company's board of directors. At this point, each party agreed to commence its due diligence investigation of the other.

     On February 8, 1999, the United Technologies board met and discussed in general terms the proposed acquisition of Sundstrand and authorized United Technologies' management to pursue further negotiations.

     On February 9, 1999, Mr. Donovan and Mary Ann Hynes, Sundstrand's vice president, general counsel and secretary, met with Sundstrand's legal and financial advisors to discuss recent developments regarding a possible transaction with United Technologies. At this point, many of the principal contractual terms, including the minimum and maximum value for the stock portion of the proposed consideration, restrictions on the ability of the Sundstrand board to consider other offers and "fiduciary" exceptions to such restrictions, conditions to closing, termination provisions, the size of and the circumstances under which a termination fee would be payable by Sundstrand to United Technologies and whether Sundstrand would grant United Technologies an option to purchase a portion of its unissued common stock, the size of such option and the circumstances under which it would be exercisable, were all unresolved. In addition, the terms of the Jenkins, McKenna, Thomas and Donovan letter agreements regarding employment were unresolved, as was the treatment of employee retirement and benefit plans and severance benefits.

     On February 10, 1999, Mr. Donovan and Ms. Hynes, together with Sundstrand's financial and legal advisors, met with Mr. Bousbib and United Technologies' legal and financial advisors at the offices of United Technologies' counsel in New York. Mr. Bousbib explained that rather than subject any transaction to the uncertainty that is associated with termination or "walk-away" rights in the event of a material decrease in the price of United Technologies common stock, he believed it would be more appropriate for United Technologies to be given the right to elect, in the event the price per share of United Technologies stock fell below a specified price, to pay consideration consisting solely of $70.00 in cash for each share of Sundstrand common stock. In addition, he indicated that United Technologies would request that Sundstrand grant it a termination fee and an option to purchase shares of Sundstrand common stock if the transaction were terminated under circumstances relating primarily to another party acquiring or seeking to acquire Sundstrand. In exchange for the above, United Technologies would consider increasing the maximum value of the combined cash and stock consideration. Mr. Donovan indicated that although he would report the substance of this meeting to Sundstrand's management and financial and legal advisors, he believed that the issuance of an option to United Technologies would not be acceptable to Sundstrand.

     During a February 11, 1999 telephone call, Messrs. Bousbib and Donovan agreed that United Technologies would have the option to pay consideration consisting solely of $70.00 in cash for each share of Sundstrand common stock if the price per share of United Technologies common stock fell below a specified price, and that Sundstrand would grant United Technologies a termination fee, but not an option to purchase Sundstrand common stock.

     On February 13, 1999, counsel for United Technologies delivered a first draft of a merger agreement to Sundstrand and its counsel. Shortly thereafter, United Technologies and Sundstrand and their respective counsel commenced negotiation of the merger agreement.

     On February 16, 1999 and February 17, 1999, the managements of Sundstrand and United Technologies met to conduct business due diligence on the other.

     On February 18, 1999, Messrs. Donovan and Bousbib, together with Sundstrand's and United Technologies' legal counsel, discussed open issues in the merger agreement, including employee benefit and severance matters, the Jenkins, Donovan, Thomas and McKenna letter agreements regarding employment, organizational issues, the amount of, and circumstances under which, Sundstrand would pay United Technologies a termination fee, the terms of various conditions to closing and due diligence matters. Additionally, at these meetings, Messrs. Bousbib and Donovan agreed to recommend to their respective boards of directors that the price per share of Sundstrand common stock to be paid by United Technologies consist of $35.00 in cash plus a fraction of a share of United Technologies common stock at a ratio intended to provide no less than $35.00 and no more than $39.25 in United Technologies common stock, based upon the average closing price of United Technologies common stock during the ten trading days ending five trading days prior to the special meeting. Messrs. Bousbib and Donovan also agreed Sundstrand would not be required to grant United Technologies a stock option but would be required to pay a termination fee of $160 million if the merger agreement were terminated in the event of agreed-upon circumstances and that if the price per share of United Technologies common stock fell to less than 90% of the closing price on the last trading day prior to the execution of the merger agreement, United Technologies could choose to pay consideration consisting solely of $70.00 in cash for each share of Sundstrand common stock.

     At a special meeting of the Sundstrand board on February 20, 1999, at which all of Sundstrand's directors were present, Sundstrand's management and advisors briefed the Sundstrand board on the status of the discussions between Sundstrand and United Technologies and reviewed the relevant financial and legal considerations relating to the proposed transaction.

     At a special telephonic meeting of the United Technologies board on February 21, 1999, United Technologies' directors were briefed on the objectives and strategic benefits of a merger with Sundstrand. The financial and legal advisors to United Technologies respectively discussed the financial aspects of the merger with the United Technologies board and summarized the principal terms and conditions of the merger agreement for the United Technologies board. After discussion, the United Technologies board, by a unanimous vote of the directors participating, approved the merger agreement.

     At a special telephonic meeting of the Sundstrand board on February 21, 1999 to consider the merger, at which all of Sundstrand's directors were present, Merrill Lynch delivered its fairness opinion orally, which was subsequently confirmed in writing. The legal advisors to Sundstrand then reviewed the minimal changes made to the proposed merger agreement subsequent to the Sundstrand board meeting on February 20, 1999. Following these presentations, and a discussion regarding the strategic benefits of the proposed merger and of the terms and conditions of the merger agreement, the Sundstrand board unanimously approved the merger agreement and determined to recommend that the Sundstrand stockholders approve and adopt the merger agreement and the merger.

     Following the approval of their respective boards of directors, United Technologies and Sundstrand executed the merger agreement, and issued a joint press release the following morning, prior to the opening of trading on the New York Stock Exchange.

     On April 30, 1999, United Technologies board declared a two-for-one split of United Technologies common stock payable in the form of a stock dividend to stockholders of record as of the close of business on May 7, 1999. The applicable terms of the merger agreement automatically adjust to reflect the United Technologies stock split.

SUNDSTRAND REASONS FOR THE MERGER; RECOMMENDATIONS OF THE SUNDSTRAND BOARD

     At its meeting on February 21, 1999, the Sundstrand board unanimously (1) determined that the merger is advisable and fair and in the best interests of Sundstrand and Sundstrand stockholders, (2) directed that the proposed transaction be submitted for consideration by the Sundstrand stockholders and
(3) recommended that the Sundstrand stockholders vote "FOR" approval and adoption of the merger agreement and the merger.

     In the course of reaching its decision to adopt the merger agreement, the Sundstrand board consulted with Sundstrand's management, as well as its outside legal counsel and its financial advisors, and considered the following material factors:

     (1) the fact that the merger consideration represents a substantial premium over the market price of Sundstrand common stock generally prevailing prior to announcement of the merger agreement;

     (2) the relatively limited number of conditions to the obligations of United Technologies to complete the merger which the Sundstrand board believes increases the likelihood of completion of the merger;

     (3) the absence of significant regulatory impediments which the Sundstrand board believes increases the likelihood of completion of the merger;

     (4) that the merger consideration would be comprised of both cash and United Technologies common stock so long as the average price per share of United Technologies common stock remains greater than $112.8938 (or $56.4469 after payment of the United Technologies stock split announced on April 30, 1999) during a specified measurement period and that the combined value of the cash and United Technologies common stock would be at least $70.00 and could increase to $74.25;

     (5) that the merger consideration would consist of $70.00 in cash per share of Sundstrand common stock only if the per share price of United Technologies common stock fell to $112.8938 (or $56.4469 after payment of the United Technologies stock split announced on April 30, 1999) or below during the measurement period and United Technologies makes the Cash Election;

     (6) the risks and potential rewards associated with, as an alternative to the merger, continuing to execute Sundstrand's strategic plan as an independent entity; such risks include, among others, the risk associated with remaining independent amidst industry-wide consolidation, and such rewards include, among others, the ability of existing Sundstrand stockholders to partake in the potential future growth and profitability of Sundstrand;

     (7) the possibility, as alternatives to the merger, of seeking to engage in a merger, either as the acquirer or the acquired entity, or joint venture with an entity other than United Technologies and the Sundstrand board's conclusion that a transaction with United Technologies was more feasible, and could be expected to yield greater benefits, than any alternative that would likely be available;

     (8) current industry, economic and market conditions, including the market and financial assessment by Merrill Lynch regarding the aerospace business;

     (9) comparison of historical financial and operational measures for, and the prospects of, Sundstrand and United Technologies for the last five-year, three-year and one-year periods, including relative stock price performance;

     (10) analysis of the valuations of Sundstrand and United Technologies and analysis of the pro forma financial results of the combined entity;

     (11) the ability to complete the merger as a reorganization for U.S. federal income tax purposes, unless United Technologies makes the Cash Election;

     (12) the provisions of the merger agreement that impose restrictions on the conduct of Sundstrand's business pending closing, but that nevertheless permit Sundstrand generally to conduct its business in the ordinary course during that period;

     (13) the potential effect of the terms of the merger agreement regarding possible third party proposals to acquire Sundstrand after the execution of the merger agreement, including that if any third party makes a Superior Proposal (as defined under "The Merger Agreement -- Covenants -- Sundstrand No Solicitation Covenants -- Superior Proposal"), the Sundstrand board could provide information to and engage in negotiations with such third party, subject to the terms and conditions of the merger agreement including the payment to United Technologies of a termination fee;

     (14) that the termination fee provisions of the merger agreement that compensate United Technologies in the event that the merger agreement is terminated under certain circumstances could have the effect of discouraging but not precluding alternative proposals for a business combination with Sundstrand;

     (15) that Sundstrand is not required to grant United Technologies an option to purchase shares of Sundstrand common stock under any event of termination of the merger agreement;

     (16) the analyses and presentations prepared by Merrill Lynch, and Merrill Lynch's written opinion to the effect that, as of February 21, 1999, and subject to various considerations, in its opinion, the cash consideration together with the Exchange Ratio is fair from a financial point of view to Sundstrand's stockholders;

     (17) the role that Sundstrand's current management is expected to play in the management of the new company;

     (18) the impact the proposed merger would have on Sundstrand's business pending completion of the merger, including its relationships with customers, governments and partners;

     (19) the interests that certain executive officers and directors of Sundstrand may have with respect to the merger in addition to their interests as stockholders of Sundstrand generally;

     (20) the treatment of Sundstrand employees and the expected reductions in workforce; and

     (21) that senior management of United Technologies viewed Sundstrand's industrial business as complementary to its aerospace business.

     The preceding factors figured positively, as advantages or opportunities, in the Sundstrand board's consideration of the merger agreement and the merger, with the exception of the factors described in clauses (14) and (20) above, which figured negatively as a risk or drawback, and the factors described in clauses (18) and (19) above, which the Sundstrand board considered to be neutral in its evaluation. In view of the variety of factors and the amount of information considered, the Sundstrand board did not find it practicable and did not quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The determination was made after consideration of all of the factors as a whole. In addition, individual members of the Sundstrand board may have given different weights to different factors.

     In considering the recommendation of the Sundstrand board with respect to approving the merger and adopting the merger agreement, Sundstrand stockholders should be aware that certain officers and directors of Sundstrand have certain interests in the proposed merger that are different from and in addition to the interests of Sundstrand stockholders generally. The Sundstrand board was aware of these interests and considered them in approving the merger agreement and the merger. See "-- Interests of Certain Persons in the Merger."

 THE SUNDSTRAND BOARD UNANIMOUSLY RECOMMENDS TO ITS STOCKHOLDERS THAT THEY VOTE
                               "FOR" APPROVAL AND
                ADOPTION OF THE MERGER AGREEMENT AND THE MERGER.

UNITED TECHNOLOGIES REASONS FOR THE MERGER

     The United Technologies board believes that the merger is in the best interest of United Technologies and its stockholders. United Technologies expects to benefit from Sundstrand's products, market presence and people. United Technologies believes that the addition of Sundstrand will enable United Technologies to expand its aerospace product line and to reduce its costs in the near term through improved operational efficiency and the elimination of excess capacity, thereby creating positive prospects for both stockholder value enhancement and improved customer satisfaction in the future.

OPINION OF MERRILL LYNCH

     On February 21, 1999, at a telephonic meeting of the Sundstrand board, Merrill Lynch delivered an oral opinion that, as of such date and on the basis of and subject to the matters reviewed with the Sundstrand board, the consideration to be received by the holders of Sundstrand common stock pursuant to the merger was fair from a financial point of view to such holders. Merrill Lynch confirmed the opinion in writing on February 21, 1999.

     The full text of the Merrill Lynch opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Merrill Lynch in rendering its opinion, is attached as Appendix B to this proxy statement/prospectus and is incorporated by reference. A copy of the Merrill Lynch opinion is available for inspection and copying by any holder of Sundstrand common stock or any representative of such person who has been so designated in writing, at the principal executive offices of Sundstrand during normal business hours. Holders of Sundstrand common stock are urged to, and should, read the Merrill Lynch opinion carefully and in its entirety. The Merrill Lynch opinion was for the use and benefit of the Sundstrand board and addresses only the fairness, from a financial point of view, to the holders of Sundstrand common stock, of the consideration to be received pursuant to the merger. The Merrill Lynch opinion does not address the merits of the underlying decision by Sundstrand to engage in the merger and does not constitute a recommendation to any holder of Sundstrand common stock as to how any holder should vote on the merger. The summary of the Merrill Lynch opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the Merrill Lynch opinion.

     In arriving at the Merrill Lynch opinion, Merrill Lynch, among other things:

     (1) reviewed certain publicly available business and financial information relating to Sundstrand and United Technologies that Merrill Lynch deemed to be relevant;

     (2) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Sundstrand and United Technologies, furnished to Merrill Lynch by Sundstrand and United Technologies, respectively;

     (3) conducted discussions with members of senior management of Sundstrand and United Technologies concerning the matters described in clauses (1) and (2) above, as well as their respective businesses and prospects before and after giving effect to the merger;

     (4) reviewed the market prices and valuation multiples for the shares of Sundstrand common stock and United Technologies common stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

     (5) reviewed the results of operations of Sundstrand and United Technologies and compared them with those of certain companies that Merrill Lynch deemed to be relevant;

     (6) compared the proposed financial terms of the merger with the financial terms of other transactions that Merrill Lynch deemed to be relevant;

     (7) participated in certain discussions and negotiations among representatives of Sundstrand and United Technologies and their financial and legal advisors;

     (8) reviewed the potential pro forma impact of the merger;

     (9) reviewed a draft, dated February 20, 1999, of the merger agreement; and

     (10) reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

     In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and it did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of the assets or liabilities of Sundstrand or United Technologies, nor was Merrill Lynch furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties, facilities, products or technologies of Sundstrand or United Technologies. With respect to the financial forecasts furnished to or discussed with Merrill Lynch by Sundstrand and United Technologies, Merrill Lynch assumed that they had been reasonably prepared and reflected the best currently available estimates and judgment of the management of Sundstrand and United Technologies as to the expected future financial performance of Sundstrand and United Technologies. Merrill Lynch also assumed that, unless United Technologies elected to pay the merger consideration due to the holders of Sundstrand common stock solely in cash, the merger would qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Merrill Lynch assumed that the merger agreement would be substantially similar to the draft reviewed by it. The Merrill Lynch opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of, the date of the opinion.

     In connection with the preparation of the Merrill Lynch opinion, Merrill Lynch was not authorized by Sundstrand or the Sundstrand board to solicit, nor did it solicit, third-party indications of interest for the acquisition of all or any part of Sundstrand. Merrill Lynch's opinion does not address in any manner the prices at which the Sundstrand common stock or United Technologies common stock will actually trade following the announcement or completion of the merger.

     Merrill Lynch has in the past provided financial advisory and financing services to Sundstrand and United Technologies and may continue to do so, and has received, and may receive, fees for such services. In the ordinary course of Merrill Lynch's business, it may actively trade shares of Sundstrand common stock as well as United Technologies common stock, for its own account and for the accounts of its customers, and, accordingly, may at any time hold a long or short position in such securities.

     The following is a summary of the financial analyses used by Merrill Lynch in preparing the Merrill Lynch opinion and which were reviewed with the Sundstrand board.

     Certain of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by Merrill Lynch, the tables must be read together with the text accompanying each summary. The tables alone do not constitute a complete description of such financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch.

  SUNDSTRAND

     IMPLIED PREMIUM ANALYSIS. Merrill Lynch reviewed the historical trading prices for Sundstrand common stock and compared them with the merger consideration valued in the range of $70.00-$74.25 per share. Such analysis indicated that the merger consideration represented:

     (1) a premium of 20.7%-28.0% over the market price of Sundstrand common stock of $58.00 per share at the close of business on February 19, 1999, which was the last closing price prior to the announcement of the merger;

     (2) a premium of 35.6%-43.8% over the market price of Sundstrand common stock of $51.63 per share at the close of business on February 18, 1999;

     (3) a premium of 33.1%-41.1% over the average market price of $52.61 per share for the 5 trading days ending February 18, 1999;

     (4) a premium of 39.8%-48.3% over the average market price of $50.06 per share for the 15 trading days ending February 18, 1999;

     (5) a premium of 42.3%-50.1% over the average market price of $49.18 per share for the 30 trading days ending February 18, 1999;

     (6) a premium of 40.8%-49.4% over the average market price of $49.70 per share for the 90 trading days ending February 18, 1999; and

     (7) a premium of 44.1%-52.9% over the six month average market price of $48.56 per share for the six calendar months ending February 18, 1999.

     SUNDSTRAND TRADING RANGE ANALYSIS. Merrill Lynch reviewed the high, low and closing stock prices of Sundstrand common stock on each trading day from February 20, 1996 to February 18, 1999. This analysis indicated that the closing stock prices over this time period averaged $48.59 and were never higher than $71.44.

     SELECTED COMPARABLE COMPANIES ANALYSIS. Merrill Lynch compared certain financial data relating to Sundstrand to corresponding financial data for ten publicly traded corporations: Cordant Technologies, Inc., Flowserve Corporation, The B.F. Goodrich Company, Idex Corporation, Litton Industries, Inc., Moog, Inc., Parker-Hannifin Corporation, Pentair, Inc., Precision Castparts Corporation, and Robbins and Myers, Inc. (the "Sundstrand Selected Companies"). The Sundstrand Selected Companies were chosen because they are publicly traded companies with operations that for purposes of this analysis may be considered reasonably similar to the operations of Sundstrand.

     For each of the Sundstrand Selected Companies, Merrill Lynch calculated multiples of the following financial metrics:

     (1) market price per share of common stock to 1998 earnings (the "1998 P/E Multiple");

     (2) market price per share of common stock to estimated 1999 earnings (the "1999 P/E Multiple");

     (3) equity market capitalization and net debt ("Enterprise Value") to latest twelve months ("LTM") sales;

     (4) Enterprise Value to LTM earnings before interest and taxes ("EBIT");
         and

     (5) Enterprise Value to LTM earnings before interest, taxes, depreciation and amortization ("EBITDA").

     For purposes of calculating the 1998 and 1999 P/E Multiples of the Sundstrand Selected Companies, Merrill Lynch utilized the closing price per share of their common stock on February 18, 1999 and their calendar years estimated 1998 and 1999 earnings per share ("EPS"), as reported by First Call Corporation as of February 18, 1999. The multiples of Enterprise Value to each of LTM EBIT and EBITDA for the Sundstrand Selected Companies were based on their most recent audited financial statements.

     The following table sets forth information concerning the appropriate range of multiples of the selected financial metrics extracted by Merrill Lynch for the Sundstrand Selected Companies discussed above:

                                                               SUNDSTRAND
METRIC                                                     SELECTED COMPANIES
------                                                     ------------------
1998 P/E Multiple........................................  Range: 11.0x-13.5x
1999 P/E Multiple........................................  Range: 10.0x-13.0x
Enterprise Value to LTM EBIT.............................  Range: 7.0x-9.0x
Enterprise Value to LTM EBITDA...........................  Range: 5.5x-7.5x

     Merrill Lynch calculated implied equity values per share of Sundstrand common stock by applying the above Sundstrand Selected Companies range of multiples to Sundstrand's 1998 EPS, estimated 1999 EPS and LTM EBIT and EBITDA. The multiples for Sundstrand were based on Sundstrand's unaudited consolidated financial statements as of December 31, 1998 and estimated 1999 EPS, as reported by First Call Corporation as of February 18, 1999.

     The following table presents the ranges of implied equity values per share of Sundstrand common stock implied by this analysis as compared with the merger consideration valued in the range of $70.00-$74.25 per share:

                                                             IMPLIED EQUITY VALUE
                                                                 PER SHARE OF
                                                                  SUNDSTRAND
                                                                 COMMON STOCK
                                                             --------------------
                                                               LOW         HIGH
                                                             --------    --------
SELECTED COMPARABLE COMPANIES TRADING ANALYSIS
1998 P/E Multiple..........................................   $44.11      $54.14
Estimated 1999 P/E Multiple -- Base Case...................   $45.30      $58.89
                            -- Recession Case..............   $43.20      $56.16
Enterprise Value to LTM EBIT...............................   $40.83      $54.91
Enterprise Value to LTM EBITDA.............................   $38.33      $55.33
Per Share Merger Consideration.............................   $70.00      $74.25

     SELECTED ACQUISITIONS TRANSACTION ANALYSIS. Merrill Lynch analyzed information relating to nine aerospace acquisitions and eleven industrial acquisitions since January 1, 1993 (the "Sundstrand Selected Transactions").

     Merrill Lynch calculated the multiples of transaction value for the Sundstrand Selected Transactions to the EBITDA and EPS, respectively, of the acquired businesses for the latest twelve month periods preceding the acquisition announcements and compared such multiples with corresponding multiples for the merger. For purposes of this analysis, transaction value was calculated as the consideration offered for the common equity, including the net cost of "in-the-money" options, plus liquidation value of preferred equity and the value of debt and minority interests less cash and marketable securities.

     The following table sets forth information concerning the appropriate range of multiples of the selected financial metrics extracted by Merrill Lynch for the Sundstrand Selected Transactions discussed above:

                                                              SUNDSTRAND
METRIC                                                    SELECTED COMPANIES
------                                                   --------------------
Transaction Value to LTM EBITDA........................  Range: 8.50x-10.50x
Offer Price to LTM EPS.................................  Range: 16.00x-19.00x

     Merrill Lynch calculated implied equity values per share of Sundstrand common stock by applying the above Sundstrand Selected Transactions range of multiples to Sundstrand's LTM EBITDA and LTM EPS.

     The following table presents the ranges of implied equity values per share of Sundstrand common stock implied by this analysis as compared with the merger consideration valued in the range of $70.00-$74.25 per share:

                                                             IMPLIED EQUITY VALUE
                                                                 PER SHARE OF
                                                                  SUNDSTRAND
                                                                 COMMON STOCK
                                                             --------------------
                                                               LOW         HIGH
                                                             --------    --------
SELECTED ACQUISITIONS TRANSACTIONS ANALYSIS
Transaction Value to LTM EBITDA............................   $62.78      $78.92
Offer Price to LTM EPS.....................................   $64.16      $76.19
Per Share Merger Consideration.............................   $70.00      $74.25

     DISCOUNTED CASH FLOW ANALYSIS. Merrill Lynch performed a discounted cash flow analysis of the projected after-tax unlevered free cash flows of Sundstrand. After-tax unlevered free cash flow means operating cash flow after changes in working capital, capital spending, taxes and other operating requirements are taken into account. This analysis was based on base case and recession case projections for fiscal years 1999 through 2003 prepared by the management of Sundstrand (the "Base Case" and the "Recession Case," respectively).

     Merrill Lynch calculated implied equity values per share of Sundstrand common stock by utilizing discount rates ranging from 10.0% to 11.0% and terminal value multiples of estimated 2003 EBITDA ranging from 7.0x to 9.0x. Merrill Lynch arrived at these discount rates based on its judgment of the weighted average cost of capital of selected publicly traded companies, and arrived at these terminal multiples based on its review of the trading characteristics of the common stock of selected publicly traded companies and of comparable acquisitions of selected companies.

     The following table presents the ranges of implied equity values per share of Sundstrand common stock implied by this analysis as compared with the merger consideration valued in the range of $70.00-$74.25 per share:

                                                             IMPLIED EQUITY VALUE
                                                                 PER SHARE OF
                                                                  SUNDSTRAND
                                                                 COMMON STOCK
                                                             --------------------
                                                               LOW         HIGH
                                                             --------    --------
DISCOUNTED CASH FLOW ANALYSIS
Base Case..................................................   $61.13      $77.82
Recession Case.............................................   $57.09      $72.63
Per Share Merger Consideration.............................   $70.00      $74.25

     LEVERAGED RECAPITALIZATION ANALYSIS. Using the Base Case and the Recession Case projections, Merrill Lynch performed a leveraged recapitalization analysis to determine, under current market conditions, the maximum price per share that a leveraged recapitalization purchaser could theoretically pay for Sundstrand. In performing this analysis, Merrill Lynch assumed that acquisition financing could be obtained in the high yield and bank finance market in an amount not in excess of 5.5x the LTM EBITDA and that a mid-20% internal rate of return would be required on equity invested during a two- to four-year period.

     The following table sets forth the ranges of prices per share of Sundstrand common stock that Merrill Lynch determined such a prospective purchaser could theoretically pay as compared with the merger consideration of $70.00-$74.25 per share:

                                                             IMPLIED EQUITY VALUE
                                                                 PER SHARE OF
                                                                  SUNDSTRAND
                                                                 COMMON STOCK
                                                             --------------------
                                                               LOW         HIGH
                                                             --------    --------
LEVERAGED RECAPITALIZATION ANALYSIS
Base Case..................................................   $49.00      $57.00
Recession Case.............................................   $47.00      $55.00
Per Share Merger Consideration.............................   $70.00      $74.25

  UNITED TECHNOLOGIES

     TRADING RANGE ANALYSIS. Merrill Lynch reviewed the high, low and closing stock prices of United Technologies common stock on each trading day from February 20, 1996 to February 19, 1999. This analysis indicated that the closing stock prices over this time period averaged $77.88 and were never higher than $125.44 or lower than $51.31, adjusted for the 2-for-1 stock split paid in the form of a stock dividend on December 10, 1996.

     SELECTED COMPARABLE COMPANIES ANALYSIS. Merrill Lynch compared certain financial data relating to United Technologies to corresponding financial data for six publicly traded corporations: General Electric Company, Tyco International Ltd., Illinois Tool Works, Inc., Textron, Inc., Emerson Electric Company and Allied Signal, Inc. (the "United Technologies Selected Companies"). The United Technologies Selected Companies were chosen because they are publicly traded companies with operations that for purposes of this analysis may be considered reasonably similar to the operations of United Technologies.

     For each of the United Technologies Selected Companies and United Technologies, Merrill Lynch calculated multiples of the following financial metrics:

     (1) 1999 P/E Multiple; and

     (2) P/E Multiple to five-year estimated EPS growth rate and dividend yield (the "Total Return Multiple").

     For purposes of calculating the P/E Multiples of the United Technologies Selected Companies, Merrill Lynch utilized the closing price per share of their common stock on February 18, 1999 and their calendar year estimated 1999 EPS, as reported by First Call Corporation as of February 18, 1999. Five-year estimates of EPS growth rates and dividend yields for the United Technologies Selected Companies were obtained from Wall Street estimates as of February 18, 1999.

     This analysis indicated a mean P/E Multiple of 22.4x compared to 21.5x for United Technologies and a mean Total Return Multiple of 1.48x compared to 1.33x for United Technologies.

  PRO FORMA CONSEQUENCES OF THE MERGER

     PRO FORMA EPS ANALYSIS. Merrill Lynch analyzed the pro forma EPS impact of the merger to United Technologies for each of the estimated fiscal years 1999, 2000 and 2001 based upon estimates of management for Sundstrand and United Technologies taking into account potential synergies of $50 million resulting from the merger, 50% of which are assumed to be realized in 1999. This analysis showed that, assuming that the United Technologies common stock price remains at or above $110, the merger would become accretive to United Technologies' EPS in 2000 and 2001, whether the merger consideration consists of $35.00 cash and shares of United Technologies common stock, each with a value of $35.00-$39.25, or whether United Technologies elects to pay all the merger consideration in cash.

     The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances, and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Merrill Lynch opinion. In arriving at its fairness determination, Merrill Lynch considered the results of all such analyses and did not attribute any particular weight to any factor or analysis considered by it; Merrill Lynch made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Sundstrand or United Technologies or the merger. The analyses were prepared solely for the purposes of Merrill Lynch providing its opinion to the Sundstrand board and does not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Sundstrand, Merrill Lynch or any other person assumes responsibility if future results are materially different from those forecast. As described above, the Merrill Lynch opinion was among many factors taken into consideration by the Sundstrand board in making its determination to approve the merger agreement and the merger.

  FEE ARRANGEMENT

     Merrill Lynch acted as financial advisor to Sundstrand in connection with the merger. Pursuant to a letter agreement, dated December 1, 1998, among Sundstrand and Merrill Lynch, Merrill Lynch will receive a fee from Sundstrand for its services, a significant portion of which is contingent on the completion of the merger. In addition, Sundstrand has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. Sundstrand has agreed to indemnify Merrill Lynch and its directors, officers, agents, employees and controlling persons for certain costs, expenses, losses, claims, damages and liabilities related to or arising out of its rendering of services under its engagement as financial advisor.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of Sundstrand's management and the Sundstrand board may be deemed to have interests in the merger that are in addition to their interests as stockholders of Sundstrand generally. The Sundstrand board was aware of these interests and considered them, among other matters, in approving the merger agreement and the merger.

     EXISTING EMPLOYMENT AGREEMENT WITH ROBERT H. JENKINS. Sundstrand entered into an employment agreement with Robert H. Jenkins as of June 1, 1998, which replaced an existing employment agreement. Under the June 1, 1998 employment agreement, upon the occurrence of the merger, (1) Mr. Jenkins will become fully vested in a benefit payable under Sundstrand's qualified and supplemental defined benefit plans, calculated as though, at the time of the merger, he had twenty years of service with Sundstrand, (2) the eligibility requirements for Sundstrand's retiree health insurance plan will be waived and (3) the eligibility requirements of Sundstrand's executive life insurance program for retirees will be waived, and as of the date he terminates employment, Mr. Jenkins will be provided with a life insurance benefit of (a) five times his base salary for a period of three years and (b) one times his base salary thereafter. Upon termination of Mr. Jenkins' employment following the merger either (1) involuntarily, other than for disability, death or cause, as defined in the employment agreement, (2) by Mr. Jenkins in response to an uncured breach by Sundstrand of the employment agreement or (3) by Mr. Jenkins, effective on the first anniversary of the merger, so long as he gives notice of such termination during the eight-month period following the merger, Mr. Jenkins will receive: (a) accrued compensation and a pro rata bonus; (b) a payment equal to three times salary and bonus for the year of termination; (c) benefit continuation for 36 months; and (d) an amount equal to three years of Sundstrand contributions to Mr. Jenkins' savings plan account and supplemental savings account. In addition, Mr. Jenkins will be reimbursed to eliminate the effect of any excise taxes payable by him under Section 4999 of the Internal Revenue Code. As noted below (see "-- New Employment Arrangements"), the cash payments provided for under the existing employment agreement will be payable under the terms of a new agreement between United Technologies and Mr. Jenkins. The approximate value of the other benefits due under the employment agreement between Sundstrand and Mr. Jenkins upon termination of employment is $134,192.

     EXISTING EMPLOYMENT AGREEMENTS WITH OTHER EXECUTIVE OFFICERS. Sundstrand entered into employment agreements with Messrs. Paul Donovan, Patrick L. Thomas, Ronald F. McKenna, DeWayne J. Fellows, James R. Carlson, Neil D. Traubenberg and Patrick J. Winn and Ms. Mary Ann Hynes as of June 1, 1998, which replaced existing agreements. Under these agreements, upon termination of the executive's employment following the merger either (1) by Sundstrand other than for disability, death or cause, as defined in the employment agreement, (2) by the executive for good reason, such as reduction in duties or compensation, or (3) by the executive, effective on the first anniversary of the merger, so long as he or she gives notice of such termination during the eight-month period following the merger, the executive will receive: (a) accrued compensation and a pro rata bonus; (b) a payment equal to three times salary and bonus for the year of termination (1.5 times in the case of Messrs. Carlson, Traubenberg and Winn);
(c) benefit continuation for 36 months (18 months in the case of Messrs. Carlson, Traubenberg and Winn); (d) an amount equal to three additional years of benefits under Sundstrand retirement plans (18 months in the case of Messrs. Carlson, Traubenberg and Winn); (e) treatment under Sundstrand's supplemental retirement plans as if the executive were 55 on the date of termination; (f) an amount equal to three years of Sundstrand contributions to the executive's savings plan account and supplemental savings account (18 months in the case of Messrs. Carlson, Traubenberg and Winn); (g) waiver of the eligibility requirements for Sundstrand's retiree health insurance plan; and (h) waiver of the eligibility requirements for Sundstrand's executive life insurance program for retirees, and provision as of the date of termination of a life insurance benefit of (i) five times base salary for a period of three years (18 months in the case of Messrs. Carlson, Traubenberg and Winn) and (ii) one times base salary thereafter. In addition, the executive will be reimbursed to eliminate the effect of any excise taxes imposed upon him or her under Section 4999 of the Internal Revenue Code. As noted below (see "-- New Employment Arrangements"), the cash payments provided for under the agreements with Messrs. McKenna, Donovan and Thomas will be payable under the terms of new agreements between

United Technologies and such executives. The approximate value of the other benefits due under the employment agreements between Sundstrand and such executives upon termination of employment, and the value of all benefits due under the agreements with the executive officers other than Messrs. McKenna, Donovan and Thomas upon termination of employment is as follows:

Paul Donovan.............................................  $  183,083
Patrick L. Thomas........................................  $  202,313
Ronald F. McKenna........................................  $   94,975
DeWayne J. Fellows.......................................  $2,690,626
Mary Ann Hynes...........................................  $1,876,532
James R. Carlson.........................................  $  935,128
Neil D. Traubenberg......................................  $  799,731
Patrick J. Winn..........................................  $  692,155

     NEW EMPLOYMENT ARRANGEMENTS. United Technologies entered into letter agreements on February 21, 1999, effective as of the merger, with each of Messrs. Jenkins, McKenna, Thomas and Donovan. The agreements with Messrs. Jenkins, McKenna and Thomas provide that, following the merger, they will be, with respect to the surviving corporation, Chairman, President (Aerospace) and President (Industrial), respectively. Mr. Donovan's agreement provides that he will be a member of the merger integration team for six months following the merger, and it is expected he will then be offered a new position at United Technologies' corporate headquarters in Hartford, Connecticut. The base salaries for the executives under the agreements are $550,000, $420,000, $400,000 and $395,000, respectively. The agreements provide for a guaranteed 1999 bonus, pro rated to reflect the period of time following the merger, of 70% of base salary for Messrs. Jenkins and McKenna and 45% of base salary for Mr. Donovan. The agreements also provide for certain welfare benefits, equity compensation opportunities and perquisites. In addition, the agreements of Messrs. Jenkins and McKenna, and, if he accepts a new position in Hartford, Mr. Donovan, provide that if the executive's employment terminates by mutual agreement, including by reason of retirement, following the third anniversary of the merger, the executive will receive a separation benefit equal to 2.5 times the executive's then-current base salary. The agreements provide that Sundstrand equity-based awards held by the executives will not vest upon the merger but rather will vest upon the first anniversary of the merger; provided, however, that if prior to the first anniversary of the merger there is a change in control of United Technologies, or the executive's employment is terminated without cause or due to death or disability, or constructively terminated due to a breach by United Technologies of the letter agreement, all such awards will become immediately and fully vested. The letter agreements further provide that the cash portion of the severance payments under each executive's current employment agreement with Sundstrand (see "-- Existing Employment Agreement with Robert H. Jenkins" and "Existing Employment Agreements with Other Executive Officers") will become available, unless deferred to a later date, in three installments, on the six-month, twelve-month and eighteen-month anniversaries of the merger, notwithstanding the executive's continued employment with United Technologies. If the executive's employment is either terminated without cause or due to death or disability, or constructively terminated due to a breach by United Technologies of the new employment agreement (or, in the case of Mr. Donovan, if he does not accept the new Hartford, Connecticut position) prior to receipt of all payments, payment of the remaining severance payments will be accelerated. If the executive voluntarily terminates his employment, he will continue to receive the severance payments on the dates that they would otherwise have been paid. Such amounts will be eligible for deferral pursuant to a deferral election made following the signing of the merger agreement. The approximate value of the cash severance amounts from each executive's prior employment agreement that are payable under the executive's letter agreement is as follows:

Robert H. Jenkins.......................................  $13,378,935
Paul Donovan............................................  $ 6,435,190
Patrick L. Thomas.......................................  $ 5,571,304
Ronald F. McKenna.......................................  $ 3,416,060

     EQUITY-BASED AWARDS.  As noted below (see "The Merger
Agreement -- Sundstrand Stock Options and Other Stock Awards"), all options, restricted stock and restricted stock units will vest upon the occurrence of the merger; provided, however, that the options, restricted stock and restricted stock units held by Messrs. Jenkins, McKenna, Donovan and Thomas generally will vest on the first anniversary of the merger, as described above (see "-- New Employment Arrangements"). The number and approximate value of unvested options, restricted stock and restricted stock units held by executive officers and directors of Sundstrand that will become vested in this manner is as follows:

                                                      NUMBER AND VALUE
                            NUMBER AND VALUE OF         OF SHARES OF         NUMBER AND VALUE OF
NAME                         UNVESTED OPTIONS         RESTRICTED STOCK      RESTRICTED STOCK UNITS
----                       ---------------------    --------------------    ----------------------
                              #         VALUE         #         VALUE          #          VALUE
Robert H. Jenkins......    185,000    $4,730,074    27,256    $1,907,920    84,000     $5,880,000
Paul Donovan...........     85,000    $1,943,905    16,200    $1,134,000    22,600     $1,582,000
Patrick L. Thomas......     86,250    $1,941,327    15,200    $1,064,000    21,400     $1,498,000
Ronald F. McKenna......     85,250    $1,893,702    22,240    $1,556,800    12,000     $  840,000
DeWayne J. Fellows.....     30,000    $  729,593     8,300    $  581,000    12,500     $  875,000
Mary Ann Hynes.........     15,000    $  245,625     2,000    $  140,000     3,000     $  210,000
James R. Carlson.......     11,000    $  258,704     3,420    $  239,400     1,200     $   84,000
Neil D. Traubenberg....     10,875    $  252,751     2,940    $  205,800     1,200     $   84,000
Patrick J. Winn........      8,850    $  196,591     2,960    $  207,200     1,000     $   70,000
Richard A. Abdoo.......      5,500    $  112,469       256    $   17,920        --             --
J.P. Bolduc............      7,000    $  178,922       256    $   17,920        --             --
Ilene S. Gordon........      2,000    $   11,250       256    $   17,920        --             --
Gerald Grinstein.......      7,000    $  178,922       256    $   17,920        --             --
Charles Marshall.......      7,000    $  178,922       256    $   17,920        --             --
Klaus H. Murmann.......      7,000    $  178,922       256    $   17,920        --             --
Ward Smith.............      7,000    $  178,922       256    $   17,920        --             --
Berger Wallin..........      4,000    $   61,000       256    $   17,920        --             --

     The amounts shown in this table are estimates and assume a hypothetical Sundstrand common stock price of $70 per share.

     OFFICER PERFORMANCE COMPENSATION PLAN. As noted below (see "The Merger Agreement -- Covenants -- Covenants of United Technologies -- Employee Benefits Covenant"), Sundstrand's Officer Performance Compensation Plan will terminate upon the occurrence of the merger and pro rata payments will be made under such plan as of the merger, based on the performance of Sundstrand through the end of the month immediately preceding the merger. The amounts of these payments cannot currently be determined, as they are dependent upon Sundstrand's future performance and the timing of the merger.

     DIRECTOR EMERITUS RETIREMENT PLAN. Upon the merger, Sundstrand's Director Emeritus Plan will terminate and the total benefits that would have been paid over a period of time equal to the director's term of service will be paid in a lump sum on a fully vested basis. This will result in payments to Sundstrand's nonemployee directors as follows:

Richard A. Abdoo.........................................  $  52,000
J.P. Bolduc..............................................  $ 169,000
Ilene S. Gordon..........................................  $  13,000
Gerald Grinstein.........................................  $ 169,000
Charles Marshall.........................................  $ 221,000
Klaus H. Murmann.........................................  $ 442,000
Ward Smith...............................................  $ 390,000
Berger Wallin............................................  $  84,500

EFFECTIVE TIME OF THE MERGER

     The Effective Time will occur no earlier than the date and time of the special meeting. If the merger is approved at the special meeting, the Effective Time will occur within two business days, or on another date as United Technologies and Sundstrand agree, after satisfaction or waiver of the remaining conditions to the merger contained in the merger agreement.

FORM OF MERGER

     At the Effective Time, except as set forth below, Sundstrand will be merged with and into the Merger Subsidiary, and the separate corporate existence of Sundstrand will cease and the Merger Subsidiary will continue as the surviving corporation of the merger. In the event, however, that United Technologies becomes entitled to and elects to make a cash election (the "Cash Election") and convert the merger consideration to $70.00 in cash (see "The Merger
Agreement -- Conversion of Securities -- Cash Election"), the Merger Subsidiary will be merged with and into Sundstrand, and, as a result of the merger, the separate corporate existence of the Merger Subsidiary will cease and Sundstrand will continue as the surviving corporation.

CERTIFICATE OF INCORPORATION AND BYLAWS

     If the Merger Subsidiary continues as the surviving corporation of the merger, at the Effective Time, the certificate of incorporation of the Merger Subsidiary as in effect immediately prior to the Effective Time (except that Article I of the certificate of incorporation of the surviving corporation will read as follows: "The name of the company is: 'Hamilton Sundstrand
Corporation' ") will be the certificate of incorporation of the surviving corporation and the bylaws of the Merger Subsidiary, as in effect immediately prior to the Effective Time, will be the bylaws of the surviving corporation.

     If United Technologies makes the Cash Election and as a result Sundstrand continues as the surviving corporation of the merger, the certificate of incorporation of Sundstrand will be amended at the Effective Time to read in its entirety as the certificate of incorporation of the Merger Subsidiary as in effect immediately prior to the Effective Time (except that Article I of the certificate of incorporation of the surviving corporation will read as follows:
"The name of the company is: 'Hamilton Sundstrand Corporation' ") and will be the certificate of incorporation of the surviving corporation and the bylaws of the Merger Subsidiary, as in effect immediately prior to the Effective Time, will be the bylaws of the surviving corporation.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary description of the material U.S. federal income tax consequences of the merger applicable to Sundstrand stockholders that are U.S. persons. This summary is not a complete description of all of the tax consequences of the merger and is based on the Internal Revenue Code, Treasury Regulations and rulings thereunder and judicial opinions, all as in effect on the date of this proxy statement/prospectus. Each Sundstrand stockholder's individual circumstances may affect the tax consequences of the merger to such Sundstrand stockholder, and the particular facts or circumstances of a Sundstrand stockholder that may so affect the consequences are not considered in the discussion below. The summary is not intended to apply to Sundstrand stockholders in special situations, such as dealers or traders in securities, financial institutions, tax-exempt organizations, insurance companies, persons holding shares of Sundstrand common stock or United Technologies common stock as part of a hedging, straddle, conversion or other integrated transaction, non-U.S. persons, persons whose functional currency is not the U.S. dollar, persons subject to the U.S. alternative minimum tax, and persons who acquired shares of Sundstrand common stock pursuant to an employee stock option or otherwise as compensation. In addition, no information is provided herein with respect to the tax consequences of the merger under state, local, or foreign laws or any federal laws other than those pertaining to income tax. Consequently, each Sundstrand stockholder is advised to consult a tax advisor as to the specific tax consequences of the merger to such Sundstrand stockholder.

     EXCHANGE OF SUNDSTRAND SHARES FOR CASH AND UNITED TECHNOLOGIES SHARES. As described under "The Merger Agreement -- Conversion of Securities," unless United Technologies makes the Cash Election, Sundstrand stockholders will receive both shares of United Technologies common stock and cash in the merger. Also, unless United Technologies makes the Cash Election, it will be a non-waivable condition to the merger that United Technologies receive an opinion from Wachtell, Lipton, Rosen & Katz, its special tax counsel, and that Sundstrand receive an opinion from Skadden Arps, Slate, Meagher & Flom LLP, its special tax counsel, each to the effect that the merger will be treated for U.S. federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and that United Technologies, the Merger Subsidiary and Sundstrand will each be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code. Such opinions will be based upon customary assumptions and factual representations. Opinions of counsel are not equivalent to rulings from the Internal Revenue Service. Neither United Technologies nor Sundstrand has requested or will request an advance ruling from the Internal Revenue Service as to the tax consequences of the merger. The following discussion under this section, "Exchange of Sundstrand Shares for Cash and United Technologies Shares," assumes that United Technologies does not make the Cash Election and the merger constitutes a reorganization.

     None of United Technologies, Sundstrand or the Merger Subsidiary will recognize a gain or loss as a result of the merger.

     If a Sundstrand stockholder's surrendered shares have an adjusted basis that is less than the sum of the fair market value, as of the date of the merger, of the shares of United Technologies common stock and cash received in exchange, then the stockholder will recognize a gain. This recognized gain will equal the lesser of (1) the excess of the sum of the fair market value, as of the date of the merger, of the shares of United Technologies common stock and cash received over the adjusted basis of the shares of Sundstrand common stock surrendered in exchange therefor and (2) the amount of cash received in the exchange. However, if a Sundstrand stockholder's adjusted basis in shares of Sundstrand common stock surrendered in the transaction is more than the sum of the fair market value, as of the date of the merger, of the shares of United Technologies common stock and cash received, such Sundstrand stockholder's loss will not be currently allowed or recognized for U.S. federal income tax purposes.

          CHARACTER OF GAIN AS CAPITAL GAIN OR DIVIDEND INCOME. United Technologies and Sundstrand believe, based on the advice of tax counsel, that in most circumstances, a stockholder who recognizes gain on the exchange of shares of Sundstrand common stock pursuant to the merger will recognize a capital gain on such exchange, provided that such stockholder held the shares of Sundstrand common stock so exchanged as a capital asset. If the exchange has the effect of a distribution of a dividend as to a particular stockholder, however, such stockholder will be required to treat any gain recognized on the exchange as a dividend distribution to the extent of the stockholder's ratable share of accumulated earnings and profits (and the remainder, if any, of such recognized gain will be capital gain if the shares of Sundstrand common stock exchanged were held as capital assets by such stockholder). Any such dividend would be taxable at ordinary income rates.

          The determination of whether the exchange will qualify for capital gains treatment will be made in accordance with Section 302 of the Internal Revenue Code, taking into account the constructive stock ownership rules of
     Section 318 of the Internal Revenue Code. Under those rules, a Sundstrand stockholder must compare (1) the stockholder's percentage interest in United Technologies stock after the merger (determined by taking into account all United Technologies stock actually and constructively owned by such stockholder whether or not received in the merger) to (2) the percentage interest that such stockholder would have had in United Technologies stock after the merger (determined by taking into account all United Technologies stock that would have been actually and constructively owned by such stockholder whether or not received in the merger) if the stockholder (and all other Sundstrand stockholders) had received solely United Technologies common stock in the merger in exchange for all such stockholder's (or such other stockholders') shares of Sundstrand common stock. If such stockholder's percentage interest determined pursuant to clause (1) above is less than 80% of the percentage interest determined pursuant to clause (2) above, then the stockholder will have capital gains treatment. Alternatively, if the stockholder's percentage interest in United Technologies does not meet the 80% threshold but is "meaningfully reduced" or is completely terminated, such stockholder will also be entitled to capital gains treatment on the exchange. While the determination is based on a Sundstrand stockholder's particular facts and circumstances, the IRS has indicated in published rulings that any reduction in interest of an extremely small minority stockholder of a publicly held corporation who exercises no control over the corporate affairs of such corporation will result in a meaningful reduction in the stockholder's interest in the corporation for this purpose.

          If the exchange as to a particular stockholder does not qualify for capital gains treatment under the rules described above, then the exchange will have the effect of a distribution of a dividend. If the exchange has that effect, a corporate stockholder of Sundstrand will be (1) eligible for a dividends received deduction (subject to applicable limitations) and (2) subject to the "extraordinary dividend" provisions of the Internal Revenue Code. Under recently enacted legislation, any such cash that is treated as a dividend to a corporate stockholder will constitute an extraordinary dividend. Consequently, the nontaxed portion of any such dividend would reduce a corporate stockholder's adjusted tax basis in the shares of United Technologies common stock received in the merger, but not below zero, and would thereafter be taxable as capital gain.

          BECAUSE THE DETERMINATION OF WHETHER A PAYMENT WILL QUALIFY FOR CAPITAL GAIN TREATMENT OR BE TREATED AS HAVING THE EFFECT OF THE DISTRIBUTION OF A DIVIDEND WILL DEPEND UPON THE FACTS AND CIRCUMSTANCES OF EACH SUNDSTRAND STOCKHOLDER, SUNDSTRAND STOCKHOLDERS ARE STRONGLY ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX TREATMENT OF CASH RECEIVED IN THE MERGER, INCLUDING THE APPLICATION OF THE CONSTRUCTIVE OWNERSHIP RULES OF THE INTERNAL REVENUE CODE AND THE EFFECT OF ANY TRANSACTIONS IN SHARES OF UNITED TECHNOLOGIES STOCK BY THE SUNDSTRAND STOCKHOLDER.

          BASIS AND HOLDING PERIOD. A Sundstrand stockholder's basis in shares of United Technologies common stock received in the merger will equal such stockholder's basis in the stockholder's shares of Sundstrand common stock reduced by any cash received in the merger and increased by any gain recognized on the merger. Provided that the shares of Sundstrand common stock surrendered were held as capital assets at the time of the merger, the holding period of the shares of United Technologies common stock received will include the holding period of the shares of Sundstrand common stock surrendered.

          CASH RECEIVED IN LIEU OF FRACTIONAL SHARES. Sundstrand stockholders who receive cash in lieu of fractional shares of United Technologies common stock will be treated as having first received such fraction of a share of United Technologies common stock and then as having received cash in exchange for the fractional share interest. Thus, such holders will generally recognize gain or loss in an amount equal to the difference between the amount of cash received in lieu of fractional shares of United Technologies common stock and the portion of their basis in the shares of Sundstrand common stock allocable to the fractional interest.

     EXCHANGE OF SUNDSTRAND SHARES SOLELY FOR CASH. As described under "The Merger Agreement -- Conversion of Securities," if United Technologies makes the Cash Election, all Sundstrand stockholders will receive solely cash for their shares of Sundstrand common stock. If the Cash Election is made, the merger will not constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and will instead be treated as a taxable purchase by United Technologies of shares of Sundstrand common stock. Neither United Technologies, Sundstrand, nor the Merger Subsidiary will recognize a gain or loss as a result of the merger. A Sundstrand stockholder who receives cash in exchange for the stockholder's shares of Sundstrand common stock will recognize a gain or loss for U.S. federal income tax purposes equal to the difference between the cash received and the stockholder's tax basis in the shares of Sundstrand common stock surrendered in exchange therefor. Assuming that such stockholder holds the shares of Sundstrand common stock as capital assets, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the stockholder's holding period is more than one year. There are limitations on the extent to which stockholders may deduct capital losses from ordinary income.

     DISSENTING STOCKHOLDERS. The transaction will be a taxable event for U.S. federal income tax purposes for holders of shares of Sundstrand common stock who exercise dissenters' rights and receive cash in exchange for all of their shares of Sundstrand common stock in connection therewith. Such a Sundstrand stockholder generally will recognize a gain or loss for U.S. federal income tax purposes equal to the difference between the cash received and the stockholder's tax basis in shares of Sundstrand common stock surrendered in exchange therefor. Assuming that such stockholder holds the shares of Sundstrand common stock as capital assets, such gain or loss will generally be a capital gain or loss. If the Cash Election is not made, however, it is possible that in the case of a Dissenting Stockholder who receives only cash in exchange for all such stockholder's shares of Sundstrand common stock and owns, actually or constructively, shares of United Technologies common stock after the merger, the cash received by such stockholder may, in certain circumstances, be taxed as a dividend under the principles described under "-- Exchange of Sundstrand Shares for Cash and United Technologies Shares -- Character of Gain as Capital Gain or Dividend Income," and such stockholders should consult their tax advisors.

     BACKUP WITHHOLDING. Unless an exemption applies, the Exchange Agent will be required to withhold, and will withhold, 31% of any payments to which a Sundstrand stockholder or other payee is entitled pursuant to the merger agreement unless the Sundstrand stockholder or other payee provides such stockholder's or payee's taxpayer identification number (social security number or employer identification number) and certifies that such number is correct. Each Sundstrand stockholder and, if applicable, each other payee, should complete and sign the Substitute Form W-9 that will be included as part of the transmittal letter to avoid backup withholding unless an applicable exemption exists and is proved in a manner satisfactory to United Technologies and the Exchange Agent.

ACCOUNTING TREATMENT

     The merger will be treated as a "purchase," and, as such, the purchase price will be allocated to Sundstrand's assets and liabilities based on their estimated fair market values at the date of acquisition, and any excess of the purchase price over those fair market values will be accounted for as goodwill.

REGULATORY APPROVALS

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), the merger may not be completed unless certain filings have been submitted to the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission, and certain waiting period requirements have expired or are otherwise earlier terminated by the Antitrust Division and the Federal Trade Commission. On March 10, 1999, Sundstrand and United Technologies submitted the required filings to the Antitrust Division and the Federal Trade Commission. The waiting period under the HSR Act expired on April 9, 1999 without being extended by a request for additional information or documentary materials.

     The Antitrust Division and the Federal Trade Commission frequently scrutinize the legality under the antitrust laws of transactions such as the merger. At any time before or after the completion of the merger, the Antitrust Division or the Federal Trade Commission could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking the divestiture of substantial assets of Sundstrand or United Technologies. Sundstrand and United Technologies believe that the completion of the merger will not violate the antitrust laws. There can be no assurance, however, that a challenge to the merger on antitrust grounds will not be made, or, if a challenge is made, what the result will be.

     In addition, under the laws of certain foreign nations, the merger may not be completed unless certain filings are made with these nations' antitrust regulatory authorities and these authorities approve or clear the merger. In particular, on April 19, 1999, Sundstrand and United Technologies filed a Form CO with the European Commission under the EU Counsel Regulation 4064/89, as amended. Unless the Commission decides to commence an in-depth second-stage investigation, the parties anticipate receiving on or before May 25, 1999 a decision from the Commission which will allow the parties to complete the merger. In addition, Sundstrand and United Technologies filed a short form premerger notification with the Competition Bureau in Canada on April 6, 1999. The applicable waiting period under the Competition

Act of Canada expired on April 13, 1999. Sundstrand and United Technologies expect that the merger will not violate any foreign antitrust laws and that all the foreign antitrust regulatory authorities whose approval or clearance is required will approve or clear the merger.

     As described in this proxy statement/prospectus, we will be required to make certain filings with federal, state and foreign governmental authorities to complete the merger. However, no other material approvals or clearances will be required from any federal, state or foreign agency.

LISTING OF THE SHARES OF UNITED TECHNOLOGIES COMMON STOCK ON THE NEW YORK STOCK EXCHANGE

     In the merger agreement, United Technologies has agreed to use reasonable best efforts to cause the shares of United Technologies common stock that are to be issued pursuant to the merger agreement to be listed for trading on the New York Stock Exchange. Such authorization for listing is a condition to the obligations of United Technologies, the Merger Subsidiary and Sundstrand to complete the merger. To the extent that shares of United Technologies common stock are issued from United Technologies' treasury, this condition will be satisfied without any additional authorization from the New York Stock Exchange.

MERGER FINANCING

     The total amount of cash and equity required to complete the transactions contemplated by the merger agreement, including payment of cash and shares of United Technologies common stock to Sundstrand stockholders in the merger, payments and/or issuances of United Technologies stock options in connection with the settlement of Sundstrand stock options and long-term incentive agreements and transaction fees and expenses, is estimated to be approximately $3.9 billion based on the price per share of United Technologies common stock of $125.4375 on February 19, 1999 (or $62.7185 after payment of the United Technologies stock split announced on April 30, 1999), the last trading day before execution of the merger agreement, and an Exchange Ratio of .2790, which ratio is the Exchange Ratio before adjusting for the United Technologies stock split announced on April 30, 1999 (the Exchange Ratio becoming .5580 after payment of the United Technologies stock split). United Technologies will pay for the transaction in part by issuing or delivering shares of United Technologies common stock with a value of approximately $2.0 billion. The cash consideration and the cash transaction costs will be funded by the issuance of long-term and medium-term debt of approximately $1 billion and cash of approximately $889 million from the approximately $2.0 billion in proceeds after payment of taxes and cash transaction costs from the sale of UT Automotive completed on May 4, 1999. On March 10, 1999, in connection with an existing shelf registration, United Technologies filed a prospectus relating to an offering of long-term and medium-term debt securities. Sales of these debt securities are expected to provide United Technologies with an aggregate amount of approximately $1 billion. If United Technologies becomes entitled to and makes the Cash Election, no shares of United Technologies common stock will be issued or delivered other than in connection with the settlement of stock options, and in addition to the debt described above, United Technologies would need to incur approximately $2.0 billion of debt. Any financing required to pay the additional cash consideration would have to be approved by the United Technologies board.

RESALE OF THE SHARES OF UNITED TECHNOLOGIES COMMON STOCK ISSUED OR DELIVERED IN THE MERGER

     Shares of United Technologies common stock to be issued or delivered to Sundstrand stockholders in connection with the merger will be freely transferable under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, except for shares of United Technologies common stock issued or delivered to any person deemed to be an "affiliate" of Sundstrand for purposes of Rule 145 promulgated under the 1933 Act at the time of the special meeting. Any of these affiliates may not sell their shares of United Technologies common stock acquired in connection with the merger except pursuant to an effective registration statement under the 1933 Act covering the shares in question, or in compliance with Rule 145 or another applicable exemption from the registration requirements of the 1933 Act. Pursuant to the merger agreement, Sundstrand has agreed that, no later than 10 days prior to the closing date, it will deliver to United Technologies a letter identifying all persons who, at the time of the special meeting, may be deemed to be an affiliate.

                  APPRAISAL RIGHTS OF SUNDSTRAND STOCKHOLDERS

     Delaware law entitles the holders of record of shares of Sundstrand common stock who follow the procedures specified in Section 262 of the Delaware law to have their shares appraised by the Delaware Court of Chancery and to receive the "fair value" of such shares as of the Effective Time as determined by the court in place of the merger consideration. In order to exercise such rights, a stockholder must demand and perfect the rights in accordance with Section 262. The following is a summary of Section 262 and is qualified in its entirety by reference to Section 262, a copy of which is attached as Appendix C to this proxy statement/prospectus. Stockholders should carefully review Section 262 as well as information discussed below to determine their rights to appraisal.

     If a stockholder of Sundstrand elects to exercise the right to an appraisal under Section 262, that stockholder must do all of the following:

     (1) file with Sundstrand at its main office in Rockford, Illinois, a written demand for appraisal of shares of Sundstrand common stock held, which demand must identify the stockholder and expressly request an appraisal, before the vote is taken on the merger agreement at the special meeting (this written demand for appraisal must be in addition to and separate from any proxy or vote against the merger agreement; neither voting against, abstaining from voting nor failing to vote on the merger agreement will constitute a demand for appraisal within the meaning of Section 262);

     (2) not vote in favor of the merger agreement (a failure to vote or abstaining from voting will satisfy this requirement, but a vote in favor of the merger agreement, by proxy or in person, or the return of a signed proxy that does not specify a vote against approval and adoption of the merger agreement, will constitute a waiver of such stockholder's right of appraisal and will nullify any previously filed written demand for appraisal); and

     (3) continuously hold such shares through the Effective Time.

     All written demands for appraisal should be addressed to: Sundstrand Corporation, Corporate Headquarters, 4949 Harrison Avenue, P.O. Box 7003, Rockford, Illinois 61125-7003, Attention: General Counsel, before the vote is taken on the merger agreement at the special meeting, and should be executed by, or on behalf of, the holder of record. Such demand must reasonably inform Sundstrand of the identity of the stockholder and that the stockholder is thereby demanding appraisal of his or her shares of Sundstrand common stock.

     Within 10 days after the Effective Time, the surviving corporation of the merger will give written notice of the Effective Time to each stockholder of Sundstrand who has satisfied the requirements of Section 262 and has not voted for the proposal to approve and adopt the merger agreement and the transactions contemplated thereby (a "Dissenting Stockholder"). Within 120 days after the Effective Time, the surviving corporation or any Dissenting Stockholder may file a petition in the court demanding a determination of the fair value of the shares of Sundstrand common stock that are held by all Dissenting Stockholders. Any Dissenting Stockholder desiring to file this petition is advised to file the petition on a timely basis unless the Dissenting Stockholder receives notice that a petition has already been filed by the surviving corporation or another Dissenting Stockholder.

     If a petition for appraisal is timely filed, the court will determine which stockholders are entitled to appraisal rights and thereafter will determine the fair value of the shares of Sundstrand common stock held by Dissenting Stockholders, exclusive of any element of value arising from the accomplishment or expectation of the merger, but together with a fair rate of interest, if any, to be paid on the amount determined to be fair value. In determining such fair value, the court shall take into account all relevant factors. The court may determine such fair value to be more than, less than or equal to the consideration that the Dissenting Stockholder would otherwise be entitled to receive pursuant to the merger agreement. If a petition for appraisal is not timely filed, then the right to an appraisal shall cease. The costs of the appraisal proceeding shall be determined by the court and taxed against the parties as the court determines to be equitable under the circumstances. Upon the application of any stockholder, the court may determine the amount of interest, if any, to be paid upon the value of the shares of Sundstrand common stock of stockholders entitled to such interest. Upon application of a stockholder, the court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares of Sundstrand common stock entitled to appraisal.

     From and after the Effective Time, no Dissenting Stockholder shall have any rights of a Sundstrand stockholder with respect to such holder's shares for any purpose, except to receive payment of its fair value and to receive payment of dividends or other distributions on such holder's shares of Sundstrand common stock, if any, payable to Sundstrand stockholders of record as of a date prior to the Effective Time. If a Dissenting Stockholder delivers to the surviving corporation a written withdrawal of the demand for an appraisal within 60 days after the Effective Time or thereafter with the written approval of the surviving corporation, or, if no petition for appraisal is filed within 120 days after the Effective Time, then the right of that Dissenting Stockholder to an appraisal will cease and the Dissenting Stockholder will be entitled to receive only the merger consideration.

                              THE MERGER AGREEMENT

     The following is a brief summary of the material provisions of the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus and is incorporated herein by reference. This summary is qualified in its entirety by reference to the full text of the merger agreement.

THE MERGER

     The terms and conditions of the merger agreement provide that, at the Effective Time, Sundstrand and the Merger Subsidiary will be merged and renamed "Hamilton Sundstrand." Hamilton Sundstrand will be a wholly owned subsidiary of United Technologies, and the directors and officers of the Merger Subsidiary immediately prior to the Effective Time will be the initial directors and officers of Hamilton Sundstrand. See "The Merger -- Form of Merger."

CONVERSION OF SECURITIES

     MERGER CONSIDERATION. As a result of the merger and without any action on the part of the Sundstrand stockholders, each share of Sundstrand common stock issued and outstanding immediately prior to the Effective Time, excluding shares held in the treasury of Sundstrand will be converted into the right to receive
(1) $35.00 in cash, plus (2) a fraction of a share of United Technologies common stock initially set at 0.2790, but subject to adjustment (the "Exchange Ratio"). Based upon the $125.4375 closing price of United Technologies common stock on February 19, 1999, the final trading day prior to execution of the merger agreement, the stock consideration had a value of $35.00. On April 30, 1999, the United Technologies board declared a two-for-one stock split of United Technologies common stock payable in the form of a stock dividend to stockholders of record as of the close of business on May 7, 1999. The Exchange Ratio automatically adjusts under the merger agreement to .5580 to reflect the stock split. See "-- $39.25 Stock Consideration Ceiling/$35.00 Stock Consideration Floor."

     CASH ELECTION. United Technologies and Sundstrand agreed that changes in the price of United Technologies common stock would not give rise to any termination or walk-away rights for either United Technologies or Sundstrand. See "-- Termination." The parties also agreed that, if the average price of United Technologies common stock over an agreed-upon measurement period was not at least 90% of the closing price of United Technologies common stock on the last trading day prior to execution of the merger agreement, United Technologies would have the right to convert the merger consideration to $70.00 in cash. Accordingly, on the fifth trading day preceding the Sundstrand special meeting (the "Measurement Date"), United Technologies and Sundstrand will determine the average closing price of United Technologies common stock for the ten trading days immediately preceding the Measurement Date (the "Average United Technologies Share Price"). The merger agreement provides that if the Average United Technologies Share Price is equal to or less than $112.8938 (the "Reference Price"), United Technologies can elect to convert the merger consideration to be received for each share of Sundstrand common stock in the merger to $70.00 in cash. To make the Cash Election, United Technologies must provide written notice to Sundstrand as soon as practicable after the Measurement Date. The Reference

Price of $112.8938 is equal to 90% of the February 19, 1999 closing price per share of United Technologies common stock. The Reference Price automatically adjusts under the merger agreement to $56.4469 to reflect the United Technologies stock split announced on April 30, 1999.

     $39.25 STOCK CONSIDERATION CEILING/$35.00 STOCK CONSIDERATION FLOOR. The merger agreement also provides that, if on the Measurement Date the value of the stock consideration (as calculated by multiplying .2790 (or .5580 after payment of the United Technologies stock split announced on April 30, 1999) by the Average United Technologies Share Price) exceeds $39.25, the Exchange Ratio will be reduced from .2790 (or .5580 after payment of the United Technologies stock split announced on April 30, 1999) to the number obtained by dividing $39.25 by the Average United Technologies Share Price. The result of this pricing mechanism is that, if the Average United Technologies Share Price exceeds $140.681 (or $70.3405 after payment of the United Technologies stock split announced on April 30, 1999), the Exchange Ratio will be reduced so that the value of the stock consideration, based upon the Average United Technologies Share Price, does not exceed $39.25. United Technologies and Sundstrand in turn agreed that if the value of the stock consideration (as calculated by multiplying .2790 (or .5580 after payment of the United Technologies stock split announced on April 30, 1999) by the Average United Technologies Share Price) is less than $35.00, the Exchange Ratio will be increased from .2790 (or .5580 after payment of the United Technologies stock split announced on April 30,
1999) to the number obtained by dividing $35.00 by the Average United Technologies Share Price. The result of this pricing mechanism is that if the Average United Technologies Share Price is less than $125.4375 (or $62.71875 after payment of the United Technologies stock split announced on April 30,
1999), the Exchange Ratio will be increased so that the value of the stock consideration, based upon the Average United Technologies Share Price, is not less than $35.00.

     EFFECTS AND CONSEQUENCES OF STOCK CONSIDERATION CEILING AND FLOOR AND CASH ELECTION. The fraction of a share of United Technologies common stock to be exchanged for each share of Sundstrand common stock is set at .2790 (or .5580 after payment of the United Technologies stock split announced on April 30,
1999), subject to adjustment on the Measurement Date. The Exchange Ratio of .2790 (or .5580 after payment of the United Technologies stock split announced on April 30, 1999), will be adjusted if the Average United Technologies Share Price exceeds $140.681 (or $70.3405 after payment of the United Technologies stock split announced on April 30, 1999) or is less than $125.4375 (or $62.71875 after payment of the United Technologies stock split announced on April 30,
1999). In addition, if the Average United Technologies Share Price is less than or equal to $112.8938 (or $56.4469 after payment of the United Technologies stock split announced on April 30, 1999), United Technologies can make the Cash Election and convert the merger consideration into the right to receive a $70.00 cash payment. The closing price of a share of United Technologies common stock on the New York Stock Exchange on May 6, 1999, the most recent practicable date prior to the printing of this proxy statement/prospectus was $144.125 (or $72.0625, adjusted to reflect the United Technologies stock split announced on April 30, 1999). The average closing price for the ten trading days up to and including May 6, 1999 was $144.13125 (or $72.0656, adjusted to reflect the United Technologies stock split announced on April 30, 1999).

     The market price of United Technologies common stock and, hence, the value of the stock consideration will fluctuate with the performance of United Technologies and general market conditions. The number of shares of United Technologies common stock constituting the stock consideration and whether United Technologies can make the Cash Election will be determined on the Measurement Date. Since the market price of the United Technologies common stock will fluctuate during the period between the determination of the final Exchange Ratio on the Measurement Date and the Effective Time, the value of the stock consideration at the Effective Time may be less or more than the value of the stock consideration as determined at any point in time prior to the Effective Time.

     Sundstrand stockholders are urged to obtain a current price quotation for shares of United Technologies common stock prior to casting their votes in connection with the special meeting. Stockholders can obtain a current quotation for United Technologies common stock free of charge by calling 1-800-881-1914 at any time. In addition Sundstrand stockholders can obtain the final Exchange Ratio and information as to whether United Technologies has made the Cash Election at any time beginning on June 3, 1999 by calling 1-800-881-1914.

     United Technologies and Sundstrand currently intend to complete the merger as soon as possible after the special meeting, subject to the satisfaction or waiver of all of the conditions to each party's obligation to complete the merger set forth in the merger agreement. See "-- Conditions." Although United Technologies and Sundstrand believe that these conditions will be satisfied at the time of or shortly after the special meeting, it is possible that completion of the transaction could be delayed due to the failure of any condition to be met. United Technologies and Sundstrand have agreed in the merger agreement (see "-- Covenants") to work together diligently to resolve any obstacles to completion of the merger as promptly as possible before October 31, 1999 at which time the merger agreement would become terminable by either party. See
"-- Termination." United Technologies and Sundstrand agreed to this deadline specifically to ensure that the merger would either occur or be terminated within a reasonable period.

     ADJUSTMENTS. If United Technologies declares a stock dividend or other distribution payable in shares of United Technologies common stock or securities convertible into shares of United Technologies common stock, or effects a stock split, reclassification, combination or other change with respect to shares of United Technologies common stock prior to the Effective Time, the Exchange Ratio and the Reference Price will be adjusted to reflect this dividend, distribution, stock split, reclassification, combination or other change.

SUNDSTRAND STOCK OPTIONS AND OTHER STOCK AWARDS

     Except as described below, at the Effective Time, each employee or director option to purchase shares of Sundstrand common stock that is outstanding and unexercised will be converted automatically into a fully vested and exercisable option to purchase shares of United Technologies common stock, in amounts and at an exercise price determined as provided below:

     - the number of shares of United Technologies common stock to be subject to a United Technologies option will be equal to the product of the number of shares of Sundstrand common stock subject to the Sundstrand option immediately prior to the Effective Time and the Option Exchange Ratio, as defined below; and

     - the exercise price per share of United Technologies common stock under a United Technologies option will be equal to the exercise price per share of Sundstrand common stock under the original Sundstrand option immediately prior to the Effective Time, divided by the Option Exchange Ratio.

The "Option Exchange Ratio" means the sum of (1) the Exchange Ratio, plus (2) the quotient, rounded to the nearest 1/10,000, obtained by dividing (a) $35.00 by (b) the Average United Technologies Share Price; provided that if United Technologies makes the Cash Election, the Option Exchange Ratio will mean the quotient, rounded to the nearest 1/10,000, obtained by dividing $70.00 by the Average United Technologies Share Price. The Option Exchange Ratio will be adjusted to the extent required to reflect the two-for-one stock split of United Technologies common stock.

     If any holder of a Sundstrand option does not consent to the above adjustment to receive a United Technologies option, and the Cash Election is not made by United Technologies, at the Effective Time the Sundstrand option held by such optionee will be converted automatically into a fully vested and exercisable option (a "Hybrid United Technologies Option") to acquire shares of United Technologies common stock and cash in amounts and at an exercise price determined as provided below:

     - the number of shares of United Technologies common stock to be subject to a Hybrid United Technologies Option will be equal to the product of the number of shares of Sundstrand common stock subject to the Sundstrand option immediately prior to the Effective Time and the Exchange Ratio; and

     - the exercise price per share of United Technologies common stock under a Hybrid United Technologies Option will be equal to the exercise price per share of Sundstrand common stock under the original Sundstrand option immediately prior to the Effective Time, divided by the Exchange Ratio; and

     - upon any exercise of a Hybrid United Technologies Option, in addition to receiving the shares of United Technologies common stock with respect to which the Hybrid United Technologies Option is then exercised, the optionee will receive a lump sum payment in cash, less any applicable withholding, equal to $35.00 multiplied by the number of shares of United Technologies common stock with respect to which the Hybrid United Technologies Option is then being exercised, and divided by the Exchange Ratio.

     If the Cash Election is made by United Technologies and any holder of a Sundstrand option does not consent to the adjustment to receive a United Technologies option, immediately prior to the Effective Time such Sundstrand option shall be cancelled automatically and, as soon as practicable following the Effective Time, United Technologies or the surviving corporation of the merger will provide such holder with a lump sum cash payment, less any applicable withholding, equal to the product of the total number of shares of Sundstrand common stock subject to the Sundstrand option immediately prior to the Effective Time and the excess of $70.00 over the exercise price per share of Sundstrand common stock subject to such Sundstrand option.

     The duration and other terms of a United Technologies option, or a Hybrid United Technologies Option, will be the same as the original Sundstrand option.

     At the Effective Time, each outstanding Sundstrand award or account, including restricted stock units, phantom stock and stock alternatives, but excluding Sundstrand options, that has been established or granted under any employee or director incentive or benefit plan, program or arrangement maintained by Sundstrand on or prior to the date of the merger agreement that provides for equity accounts or grants of equity based awards will be amended or converted into a similar instrument of United Technologies, in each case with such adjustments to the terms and conditions of such Sundstrand awards or account as are appropriate to preserve the value inherent in such Sundstrand awards or account. The other terms and conditions of each Sundstrand award or account, and the plans and agreements under which they were issued, will continue to apply in accordance with their terms and conditions, including any provisions for acceleration.

EXCHANGE OF SHARES

     EXCHANGE PROCEDURES. As soon as reasonably practicable after the Effective Time, Harris Bank and Trust Company (the "Exchange Agent") will mail to each holder of record of Sundstrand common stock a letter of transmittal and instructions relating to the exchange of Sundstrand stock certificates for the merger consideration. Upon surrender of a Sundstrand stock certificate to the Exchange Agent, together with a properly completed and signed letter of transmittal and other customary documents as may be reasonably required, the holder of the Sundstrand certificate will be entitled to receive (1) a check representing the cash consideration of $35.00 per share of Sundstrand common stock, (2) a certificate representing a number of whole shares of United Technologies common stock equal to the Exchange Ratio multiplied by the number of shares of Sundstrand common stock represented by the Sundstrand certificate,
(3) any unpaid dividends or other distributions of Sundstrand made prior to the Effective Time to which the holder is entitled and (4) a check representing the amount of cash in lieu of a fractional share of United Technologies common stock, if any, which the holder has the right to receive in respect of the Sundstrand stock certificate so surrendered. If United Technologies makes the Cash Election, the holder would be entitled to receive a check representing $70.00 per share of Sundstrand common stock and any unpaid dividends or other distributions of Sundstrand made prior to the Effective Time to which the holder is entitled, less the applicable withholding tax. See "-- Conversion of Securities." SUNDSTRAND STOCKHOLDERS SHOULD NOT SEND IN THEIR SUNDSTRAND CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL.

     NO ISSUANCE OF FRACTIONAL SHARES. No fractional shares of United Technologies common stock will be issued in the merger. As promptly as practicable following the Effective Time, the Exchange Agent will determine the excess of the number of full shares of United Technologies common stock delivered to the Exchange Agent by United Technologies over the aggregate number of full shares of United Technologies common stock to be distributed to the former holders of Sundstrand common stock (this excess being herein called the "Excess Shares"). The Exchange Agent will sell the Excess Shares at then-prevailing prices for United Technologies common stock on the New York Stock Exchange in round lots to the greatest extent practicable. Until the net proceeds of these sales have been distributed to the former holders of Sundstrand common stock, the Exchange Agent will hold the proceeds of the sales in trust ("Shares Trust"). The Exchange Agent will determine the portion of the Shares Trust to which each former holder of Sundstrand common stock will be entitled by multiplying the amount of the aggregate net proceeds comprising the Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of Sundstrand common stock is entitled and the denominator of which is the aggregate amount of fractional share interests to which all former holders of Sundstrand common stock are entitled. As soon as practicable after the determination of the amount of cash to be paid to the former holders of Sundstrand common stock in lieu of fractional share interests, the Exchange Agent will make available such amounts to such former holders, net of any applicable withholding tax.

     UNEXCHANGED CERTIFICATES. After the Effective Time, each unsurrendered Sundstrand certificate will represent only the right to receive upon surrender the merger consideration, dividends or other distributions, if any, of Sundstrand made prior to the Effective Time to which the holder of such certificate is entitled and cash in lieu of fractional shares of United Technologies common stock, if any. No dividends or other distributions declared or made with respect to the shares of United Technologies common stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Sundstrand stock certificate until the holder of record of such Sundstrand stock certificate surrenders such Sundstrand stock certificate. At the Effective Time, the stock transfer books of Sundstrand will be closed and no further transfers of shares of Sundstrand common stock will be made. If, after the Effective Time, Sundstrand stock certificates are presented to the surviving corporation for any reason, they will be cancelled and exchanged as described above.

     NO LIABILITY. No party to the merger agreement is or will be liable to a holder of shares of Sundstrand common stock for any shares of United Technologies common stock or dividends thereon or the cash payment for fractional interests delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     TAX WITHHOLDING. Each of United Technologies, the Merger Subsidiary and the Exchange Agent may deduct and withhold from the merger consideration and from payments with respect to stock options such amounts as it is required to deduct and withhold under the Internal Revenue Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. Such withheld amounts will be treated as having been paid to the person in respect of whom such deduction and withholding was made by United Technologies, the Merger Subsidiary or the Exchange Agent.

     LOST, STOLEN OR DESTROYED SUNDSTRAND CERTIFICATES. In the event that any Sundstrand stock certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Sundstrand stock certificate to be lost, stolen or destroyed, and if required by United Technologies, in its reasonable discretion, the posting by such person of a bond in such sum as United Technologies may direct as indemnity against any claim that may be made against United Technologies with respect to such Sundstrand stock certificate, United Technologies will deliver the merger consideration in exchange for such Sundstrand stock certificate and any cash in lieu of fractional shares.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains various representations and warranties of Sundstrand, United Technologies and the Merger Subsidiary customary for agreements of this type, including representations and warranties as follows:

     by Sundstrand as to:

     - organization and standing and power;

     - authority and no conflicts or violations;

     - absence of undisclosed material liabilities;

     - taxes;

     - employee benefit plans, labor matters and stock options;

     - opinion of financial advisor;

     - intellectual property;

     - information provided by Sundstrand for inclusion in this proxy statement/prospectus;

     - capitalization;

     - reports and financial statements;

     - absence of certain material changes or events;

     - material contracts and agreements;

     - compliance with applicable laws and regulatory matters;

     - environmental matters;

     - year 2000 compliance; and

     - brokers.

     and by United Technologies and the Merger Subsidiary as to:

     - organization, standing and power;

     - capitalization;

     - absence of certain material changes or events;

     - reports and financial statements;

     - information provided by United Technologies for inclusion in this proxy statement/prospectus;

     - authority and no conflicts or violations; and

     - brokers.

     The representations and warranties made by the parties to the merger agreement will not survive the Effective Time, but they form the basis of a condition to closing regarding the obligations of United Technologies and the Merger Subsidiary, on the one hand, and Sundstrand, on the other hand.

COVENANTS

     ANTITRUST COVENANT. Pursuant to the merger agreement, each of United Technologies and Sundstrand has agreed, among other things, that:

     - Each of United Technologies and Sundstrand will make the filings required under the HSR Act and other antitrust laws with respect to the merger as promptly as practicable and otherwise cooperate with respect to other HSR Act and antitrust matters.

     - Each of United Technologies and Sundstrand will use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and other antitrust laws to occur as soon as practicable, to cause the satisfaction of such other filing requirements or the issuance of such approvals as may be required, and to avoid the entry of any order under any antitrust law that would have the effect of prohibiting, preventing or restricting completion of the merger.

     - Each of United Technologies and Sundstrand will use their reasonable best efforts to take actions to comply promptly with all legal requirements that may be imposed on such party with respect to the merger and to obtain any approval of, or any exemption by, any governmental entity and any other third party that is required to be obtained by either party in connection with the merger.

     - Notwithstanding any other provision in the merger agreement, United Technologies is not required to take any action that, in its reasonable judgment, would reasonably be expected to materially impair the overall benefits expected to be realized from completion of the merger by United Technologies.

     PUBLIC ANNOUNCEMENT COVENANT. United Technologies and Sundstrand will consult with each other before issuing any press release or otherwise making any public statements with respect to the merger, and will not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld, except, if time does not permit consultation and obtaining consent, as may be required by law or the rules and regulations of the New York Stock Exchange.

  COVENANTS OF UNITED TECHNOLOGIES.

     - CONDUCT OF BUSINESS. United Technologies has agreed, subject to its previously announced agreement to sell its automotive business, to preserve intact its business organization, to keep available the services of its current officers and employees and preserve its relationships with customers, suppliers, licensors, licensees, advertisers, distributors and others having business dealings with it and to preserve goodwill. Prior to the Effective Time, United Technologies agreed that it would not (1) make any amendment to its certificate of incorporation that changes the fundamental attributes of the United Technologies common stock, (2) make any material changes to the certificate of incorporation of the Merger Subsidiary, (3) make, declare or pay any extraordinary cash dividend, (4) take any action that is material and adverse to the stockholders of Sundstrand as prospective stockholders of United Technologies and that affects stockholders of Sundstrand disproportionately as compared to the current stockholders of United Technologies, or (5) permit or cause any of its subsidiaries to do any of the foregoing or agree or commit to any of the foregoing.

     - NEW YORK STOCK EXCHANGE LISTING. United Technologies has agreed in the merger agreement to use its reasonable best efforts to cause the shares of United Technologies common stock issuable or deliverable in the merger to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the Effective Time. To the extent that shares of United Technologies common stock are delivered from United Technologies' treasury, these shares delivered in the merger will be listed without any additional authorization from the New York Stock Exchange.

     - DIRECTOR AND OFFICER INDEMNIFICATION. United Technologies has agreed in the merger agreement to cause the surviving corporation to indemnify and hold harmless the present and former officers and directors of Sundstrand for acts or omissions occurring prior to the Effective Time to the fullest extent provided under the Sundstrand certificate of incorporation or the Sundstrand bylaws. United Technologies has also agreed to cause the individuals serving as officers and directors of Sundstrand and its subsidiaries immediately prior to the Effective Time to be covered for a period of six years from the Effective Time, or the period of the applicable statute of limitations, if longer, by the directors' and officers' liability insurance policy maintained by Sundstrand, or policies of at least the same coverage and amounts and continuing terms and conditions that are not less advantageous, for acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such, or to provide as much coverage as can be obtained for 200% of the annual premium currently paid by Sundstrand.

     - EMPLOYEE BENEFITS COVENANT. Pursuant to the merger agreement, United Technologies and Sundstrand have agreed, among other things, that:

       - EMPLOYEE BENEFIT PLANS AND AGREEMENTS. The surviving corporation will continue to sponsor and maintain Sundstrand's employee retirement and benefit plans, other than equity-based plans, until December 31, 1999. From January 1, 2000 until the second anniversary of the Effective Time, the surviving corporation will provide employee benefits and incentive compensation, other than equity-based plans, substantially equivalent in the aggregate to either those provided by Sundstrand prior to the merger or those provided to similarly situated employees of United Technologies and its subsidiaries. The surviving corporation will also assume all employment, severance and consulting agreements between Sundstrand and its employees, officers and directors. Prior to the Effective Time, Sundstrand may establish a retention program on terms and conditions to be reasonably agreed upon by Sundstrand and United Technologies.

       - CHANGE IN CONTROL. The completion of the merger will result in a change in control for purposes of Sundstrand's compensation and benefit plans and agreements and, as of the Effective Time, thirteen executives with employment agreements will be entitled to terminate employment under their employment agreements and receive change in control severance benefits. See "The

         Merger -- Interests of Certain Persons in the Merger -- New Employment Arrangements" for a description of United Technologies' employment arrangements with Messrs. Jenkins, McKenna, Donovan and Thomas.

       - PERFORMANCE PLANS. Sundstrand's Officer Performance Compensation Plan and, with respect to corporate headquarters and aerospace division employees, Sundstrand's Management Performance Plan, will be terminated upon the merger. Sundstrand's Management Performance Plan, with respect to employees other than corporate headquarters or aerospace division employees may, at the discretion of United Technologies, continue through December 31, 1999, or be terminated upon the occurrence of the merger. In the event that Sundstrand's Management Performance Plan is continued, as soon as practicable following the merger, United Technologies will equitably adjust the 1999 performance targets to take account of the effect of the merger. Following termination of the two above-referenced performance plans, pro rata payments will be made as of the merger to participants affected by such termination, based on the performance of Sundstrand through the end of the month immediately preceding the merger.

       - CREDIT FOR SERVICE WITH SUNDSTRAND. The surviving corporation will give each individual who is employed by Sundstrand and its subsidiaries as of the Effective Time credit for prior service with Sundstrand and its subsidiaries for purposes of eligibility and vesting under its employee benefit plans and determination of the level of benefits for vacation, sick time, short-term disability and severance. If United Technologies terminates, suspends or merges a Sundstrand tax-qualified defined benefit pension plan with a "final average pay" formula, it will adjust the future benefit based on future compensation or cost of living increases or such other reasonable and appropriate method, as determined by United Technologies, to prevent a material reduction in the value of the accrued benefit. Such adjustment will not be required if it would result in a duplication of benefits. With respect to its welfare plans, United Technologies generally will waive limitations as to pre-existing conditions exclusions and waiting periods for individuals who are employed by Sundstrand and its subsidiaries as of the Effective Time with respect to participation and coverage requirements, and will provide those employees with credit for co-payments and deductibles paid prior to the merger.

       - SEVERANCE BENEFITS. The surviving corporation will provide severance benefits to an individual who is employed by Sundstrand and its subsidiaries as of the Effective Time if the termination of the employee's employment either involuntarily by the employer without cause or constructively due to relocation or decrease in base compensation occurs within one year of the Effective Time. Severance benefits will generally be determined by United Technologies based on industry practice and the established severance policies of Sundstrand and United Technologies. However, with respect to Sundstrand's corporate headquarters employees and office personnel of Sundstrand's aerospace division who are terminated either involuntarily by the employer without cause or constructively due to relocation or reduction in base compensation on or prior to December 31, 1999, Sundstrand may establish a severance plan that generally provides for severance of 2 weeks base salary for each year of service, plus an additional 2 weeks, with a maximum of 52 weeks; between 6 and 12 months of medical benefit continuation, depending on years of service; and, for selected employees, the provision of outplacement services. Receipt of severance benefits will be conditioned upon the execution of a standard United Technologies waiver and release of claims.

  SUNDSTRAND NO SOLICITATION COVENANTS.

     - NO SOLICITATION. Sundstrand has agreed that, except as set forth below, during the term of the merger agreement, it will not, and will not authorize or permit any of its subsidiaries or any of its own or its subsidiaries' directors, officers, employees, agents or representatives, directly or indirectly to, solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal with respect to any Competing Transaction, or negotiate, explore or otherwise engage in discussions with any person, other than United Technologies, the Merger Subsidiary or their respective directors, officers, employees, agents and representatives, with respect to any Competing Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to complete the merger or any other transactions contemplated by the merger agreement.

     - COMPETING TRANSACTION. The term "Competing Transaction" means any recapitalization, merger, consolidation or other business combination involving Sundstrand, or acquisition of any capital stock, other than upon exercise of Sundstrand stock options that were outstanding as of the date of the merger agreement, or all or any material portion of the assets of Sundstrand and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions, or any combination of the foregoing.

     - SUPERIOR PROPOSAL EXCEPTION. At any time prior to the approval of the merger by the Sundstrand stockholders, Sundstrand may furnish information to, and negotiate or otherwise engage in discussions with, any party who delivers a Superior Proposal that was not solicited, initiated, knowingly facilitated or encouraged by Sundstrand, any of its subsidiaries or any of their respective representatives, directors, officers or employees after the date of the merger agreement if and so long as the Sundstrand board determines in good faith, after consultation with and receipt of advice from its outside counsel that such action is required to comply with its fiduciary duties under applicable law. As a condition to furnishing non-public information to any party that makes a Superior Proposal, Sundstrand must enter into a confidentiality agreement with that party, with terms and conditions no less favorable to Sundstrand than the terms and provisions contained in the confidentiality agreement between United Technologies and Sundstrand dated December 10, 1998, including a mutual two-year standstill agreement.

     - SUPERIOR PROPOSAL. The term "Superior Proposal" means a Competing Transaction that the Sundstrand board determines, after consulting with and receipt of advice from Merrill Lynch, or any other nationally recognized investment banking firm, is more favorable to Sundstrand stockholders from a financial point of view than the merger, including any adjustment to the terms and conditions proposed by United Technologies in response to such Competing Transaction, and, if the Competing Transaction includes cash as consideration, that sufficient financing commitments have been obtained with respect to such Competing Transaction that it reasonably expects a transaction pursuant to such proposal could be completed and that such transaction is reasonably capable of being completed without material delay taking into account all legal, accounting, regulatory and other aspects of such Competing Transaction.

     - CHANGE IN SUNDSTRAND BOARD RECOMMENDATION. In the event that prior to the approval of the merger by the Sundstrand stockholders the Sundstrand board receives a Superior Proposal that was not solicited, initiated, knowingly facilitated or encouraged by Sundstrand, its subsidiaries or any of their respective representatives, directors, officers or employees after the date of the merger agreement, and the Sundstrand board determines in good faith after consultation with its outside counsel that this action is required to comply with its fiduciary duties under applicable law, the Sundstrand board may, subject to this and the following sentences, withdraw, modify or change, in a manner adverse to United Technologies, its recommendation that the Sundstrand stockholders approve the merger agreement and the transactions contemplated by the merger agreement or recommend a Superior Proposal to the Sundstrand stockholders. The Sundstrand board must give United Technologies five business days' prior written notice of its intention to do so.

     - NOTIFICATION. Sundstrand has agreed to promptly, orally and in writing, advise United Technologies of the receipt by Sundstrand, its subsidiaries or any of their respective representatives, directors, officers or employees, of any inquiries, discussions, negotiations, or proposals relating to a Competing Transaction, including the specific terms thereof and the identity of the other party or parties involved, and promptly furnish to United Technologies a copy of any such written proposal in addition to any information provided to or by any third party relating thereto. In addition, Sundstrand will immediately advise United Technologies, in writing, if the Sundstrand board makes any determination as to any Competing Transaction discussed under "-- Superior Proposal Exception."

  OTHER SUNDSTRAND COVENANTS.

     - STOCKHOLDERS MEETING. Sundstrand has agreed in the merger agreement to duly call, give notice of, convene and hold the special meeting for the purpose of obtaining stockholder approval of the merger, the merger agreement and the transactions contemplated thereby at the earliest practicable date and to recommend approval of the merger, the merger agreement and the transactions contemplated thereby by the Sundstrand stockholders.

     - CONDUCT OF BUSINESS. Sundstrand has agreed in the merger agreement that during the period from the date of the merger agreement and continuing until the Effective Time or the termination of the merger agreement, Sundstrand and its subsidiaries will carry on their respective businesses in the ordinary course consistent with past practice, and will use reasonable best efforts to maintain and preserve their relationships with employees, customers and suppliers. In addition, Sundstrand has agreed to certain customary restrictions on the conduct of its business with regard to matters relating to: (1) dividends and changes in capital stock, (2) sales of assets, (3) amendments to organizational documents, (4) mergers or consolidations, (5) acquisitions of stock or assets, (6) incurrence of indebtedness, (7) compensation and employee benefits, (8) methods of accounting, (9) settlement of actions, (10) capital expenditures, (11) tax matters, (12) the Second Amended and Restated Rights Agreement, dated as of November 21, 1995, between Sundstrand and Harris Trust and Savings Bank, as Rights Agent, as amended, and (13) other material actions.

     - AFFILIATES OF SUNDSTRAND. Sundstrand has agreed to use its reasonable best efforts to cause each person who may be at the date of the special meeting an "affiliate" of Sundstrand for purposes of Rule 145 under the 1933 Act to execute and deliver to United Technologies at or prior to the closing of the merger certain written undertakings relating to the resale restrictions in the form attached as Exhibit A to the merger agreement (a "Sundstrand Affiliate Letter"). United Technologies will be entitled to place legends as specified in the Sundstrand Affiliate Letter on the stock certificates evidencing United Technologies common stock to be received by any such affiliate of Sundstrand and to issue appropriate stop transfer instructions to the transfer agent for such shares of United Technologies common stock, regardless of whether such person has executed a Sundstrand Affiliate Letter.

     - ADVICE OF CHANGES. Sundstrand has agreed to promptly advise United Technologies of any change in the normal course of its or its subsidiaries' businesses and of any complaints, investigations or hearings, or communications indicating that the same may be contemplated, of any governmental entity if such change, complaint, investigation or hearing would reasonably be expected to have a material adverse effect on Sundstrand, would reasonably be expected to cause or constitute a material breach of any of Sundstrand's representations, warranties or covenants, or is reasonably likely to delay or impede the ability of Sundstrand to complete the transactions contemplated by the merger agreement or to fulfill its obligations under the merger agreement.

     - ACCESS. Upon reasonable notice and subject to applicable laws relating to the exchange of information, during the period prior to the Effective Time, Sundstrand has agreed to afford to the officers, employees or representatives of United Technologies access, during normal business hours, to its officers, employees, agents, properties, books and all other information concerning its business, properties and personnel as United Technologies may reasonably request upon reasonable notice.

     - SUBSEQUENT FINANCIAL STATEMENTS. Sundstrand has agreed to provide United Technologies with a copy of Sundstrand's financial statements for any period ending after the date of the merger agreement prior to making publicly available its financial results for any such period.

CONDITIONS

     MUTUAL CONDITIONS. The obligations of Sundstrand, United Technologies and the Merger Subsidiary to complete the merger are subject to the satisfaction of the following conditions:

     - STOCKHOLDER APPROVAL. The requisite holders of issued and outstanding shares of Sundstrand common stock shall have duly approved and adopted the merger agreement and the merger.

     - NEW YORK STOCK EXCHANGE LISTING. The shares of United Technologies common stock that will be issued to the Sundstrand stockholders upon completion of the merger shall have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance.

     - HSR ACT. The waiting period applicable to the merger under the HSR Act shall have expired or been terminated. On April 9, 1999, the applicable waiting period under the HSR Act expired without being extended by a request for additional information or documentary materials.

     - OTHER APPROVALS. (1) Approval by the European Commission under the EU Council Regulation 4064/89, as amended, shall have been received; (2) all waiting periods under the Competition Act of Canada shall have expired or been terminated (such waiting period expired on April 13, 1999); and (3) all other approvals with respect to the merger shall have been obtained except where the failure to obtain such approvals would not reasonably be expected to have a material adverse effect on Sundstrand or United Technologies or to materially impair the benefits expected to be realized by United Technologies from completion of the merger.

     - REGISTRATION STATEMENT/PROXY STATEMENT. The United Technologies registration statement shall have become effective under the 1933 Act and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC. This proxy statement/prospectus shall have been delivered to Sundstrand stockholders in accordance with the requirements of the 1933 Act and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     - NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No statute, rule, regulation, executive or other order shall have been enacted, issued, promulgated or enforced by any governmental entity and no preliminary or permanent injunction, temporary restraining order or other legal restraint or prohibition issued by a court or other governmental entity (collectively "Restraints") preventing or rendering illegal the completion of the merger shall be in effect.

     - TAX OPINIONS. Unless United Technologies makes the Cash Election, Sundstrand shall have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP and United Technologies shall have received the opinion of Wachtell, Lipton, Rosen & Katz, which opinions shall be dated as of the date of the closing of the merger, to the effect that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that United Technologies, the Merger Subsidiary and Sundstrand will each be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

     CONDITIONS TO OBLIGATIONS OF SUNDSTRAND. The obligations of Sundstrand to complete the merger and the transactions contemplated by the merger agreement are subject to the satisfaction, or waiver by Sundstrand, of the following conditions:

     - REPRESENTATIONS AND WARRANTIES. The representations and warranties of United Technologies set forth in the merger agreement, when read without any exception or qualification as to materiality or material adverse effect, shall be true and correct as of the date of the merger agreement and, except to the extent such representations and warranties speak as of a specific date which shall be true and correct as of such date, as of the date of the closing of the merger as though made on and as of the date of the closing of the merger, except where the failure or failures to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on United Technologies. Sundstrand shall have received a certificate signed on behalf of United Technologies by the chief executive officer, chief financial officer or an executive vice president of United Technologies to the foregoing effect.

     - PERFORMANCE OF OBLIGATIONS OF UNITED TECHNOLOGIES. United Technologies shall have performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it under the merger agreement at or prior to the Effective Time, and Sundstrand shall have received a certificate signed on behalf of United Technologies by the chief executive officer, chief financial officer or an executive vice president of United Technologies to that effect.

     CONDITIONS TO OBLIGATIONS OF UNITED TECHNOLOGIES AND THE MERGER
SUBSIDIARY. The obligations of United Technologies and the Merger Subsidiary to complete the merger and the transactions contemplated by the merger agreement are subject to the satisfaction of, or waiver by United Technologies of, the following conditions:

     - REPRESENTATIONS AND WARRANTIES. The representations and warranties of Sundstrand set forth in the merger agreement, when read without any exception or qualification as to materiality or material adverse effect, shall be true and correct as of the date of the merger agreement and, except to the extent any representations and warranties speak as of a specific date which shall be true and correct as of that date, as of the date of the closing of the merger as though made on and as of the date of the closing of the merger, except where the failure or failures to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Sundstrand. United Technologies shall have received a certificate signed on behalf of Sundstrand by the chief executive officer and the chief financial officer of Sundstrand to the foregoing effect.

     - PERFORMANCE OF OBLIGATIONS OF SUNDSTRAND. Sundstrand shall have performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it under the merger agreement at or prior to the Effective Time, and United Technologies shall have received a certificate signed on behalf of Sundstrand by the chief executive officer and the chief financial officer of Sundstrand to that effect.

     - NO MATERIAL ADVERSE CHANGE. At any time after the date of the merger agreement there shall not have occurred any event, occurrence, development or state of circumstances that has had, or would reasonably be expected to have, a material adverse effect on Sundstrand.

     - AFFILIATE LETTERS. Sundstrand shall have used its reasonable best efforts to cause each person identified to United Technologies as an affiliate to deliver to United Technologies, prior to the Effective Time, a Sundstrand Affiliate Letter.

TERMINATION

     The merger agreement may be terminated and the merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the merger agreement by Sundstrand stockholders, as follows:

     - MUTUAL CONSENT. The merger agreement may be terminated by mutual written consent of Sundstrand and United Technologies.

     - RESTRAINT. The merger agreement may be terminated by either United Technologies or Sundstrand if (1) any Restraint preventing or rendering illegal completion of the merger shall have become final and nonappealable, unless the failure by that party to fulfill its obligations pursuant to the merger agreement was the cause of that Restraint, or (2) any governmental entity shall have failed to issue an order, decree or ruling or to take any other action necessary to fulfill the condition set forth under "-- Conditions -- Mutual
       Conditions -- Other Approvals" and that denial of a request to issue that order, decree, ruling or take that other action shall have become final and nonappealable, unless the cause of that denial was the failure by that party to comply with its obligations pursuant to the merger agreement.

     - TERMINATION DATE. The merger agreement may be terminated by either Sundstrand or United Technologies if the merger shall not have been completed on or before October 31, 1999, unless the failure of the closing of the merger to occur by that date shall be due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of that party set forth in the merger agreement.

     - MATERIAL BREACH. The merger agreement may be terminated by either Sundstrand or United Technologies, provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement, if there shall have been a material breach of any of the covenants or agreements or any of the representations or warranties set forth in the merger agreement on the part of the other party, which breach is not cured within 30 days following written notice to the party committing that breach, or which breach, by its nature or timing, cannot be cured prior to the date of the closing of the merger.

     - FAILURE TO OBTAIN SUNDSTRAND STOCKHOLDER APPROVAL. The merger agreement may be terminated by either Sundstrand or United Technologies if the approval of Sundstrand stockholders required for the completion of the merger shall not have been obtained by reason of the failure to obtain the required vote at the Sundstrand special meeting or at any adjournment or postponement thereof.

     - SUNDSTRAND BOARD RECOMMENDATION. The merger agreement may be terminated by United Technologies if (1) the Sundstrand board shall, or shall announce its intention to, withdraw, modify or change its recommendation to its stockholders to approve and adopt the merger agreement and the merger in a manner adverse to United Technologies, or if the Sundstrand board shall have refused to affirm that recommendation as promptly as practicable, but in any case within three business days, after receipt of any written request from United Technologies or (2) the Sundstrand board approves or recommends a Competing Transaction.

     - AGREEMENT REGARDING A SUPERIOR PROPOSAL. If the Sundstrand board shall conclude in good faith, after consultation with and receipt of advice from its outside counsel, that in light of the receipt of a Superior Proposal that was not solicited, initiated, facilitated or encouraged after the date of the merger agreement by Sundstrand, its subsidiaries or any of their respective representatives, directors, officers or employees, that action is required to comply with its fiduciary duties under applicable law, Sundstrand may terminate the merger agreement solely in order to concurrently enter into a definitive agreement with respect to that Superior Proposal, only after Sundstrand has made payment of the Breakup Fee (see "-- Effect of Termination -- Breakup Fee") and only prior to the approval of the merger agreement by the Sundstrand stockholders. Sundstrand may not, however, terminate the merger agreement until after the fifth business day following the delivery to United Technologies of written notice advising United Technologies that the Sundstrand board is prepared to enter into a definitive agreement with respect to a Superior Proposal and only if, during that five-business-day period, Sundstrand and its representatives shall, if requested by United Technologies, have negotiated in good faith with United Technologies to make those adjustments to the terms and conditions of the merger agreement as would enable Sundstrand to proceed with the merger on those adjusted terms.

EFFECT OF TERMINATION

     NO SURVIVAL. United Technologies and Sundstrand have agreed that, in the event of the termination of the merger agreement for any reason outlined above, the merger agreement, except for the provisions in Sections 6.2(b) (access to information), 6.7 (employee benefits), 6.8 (indemnification, directors' and officers' insurance), 6.9 (additional agreements), 8.2 (effect of termination) and 9.2 (expenses of the merger agreement), shall become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders. The merger agreement explicitly provides, however, that no party to the merger agreement will be relieved of liability for a willful breach of any provision of the merger agreement.

     TERMINATION FEE.  In the event of termination of the merger agreement:

     (1) by United Technologies as described in "-- Termination -- Sundstrand Board Recommendation;"

     (2) by Sundstrand as described in "-- Termination -- Agreement Regarding a Superior Proposal;" or

     (3) by either United Technologies or Sundstrand as described in "-- Termination -- Termination Date" or "Termination -- Failure to Obtain Sundstrand Stockholder Approval" or by United Technologies as described in "Termination -- Material Breach," in each case with respect to this clause (3), in circumstances where within 16 months after the termination of the merger agreement Sundstrand enters into a definitive agreement in respect of, or approves or recommends a Competing Transaction or redeems any rights under, or modifies or agrees to modify, the Second Amended and Restated Rights Agreement, dated as of November 21, 1995, between Sundstrand and Harris Trust and Savings Bank, as Rights Agent, as amended or any replacement thereof to facilitate, any Competing Transaction with any person, other than United Technologies or any subsidiary of United Technologies, then Sundstrand must make payment to United Technologies by wire transfer of immediately available funds of a fee in the amount of $160,000,000 (the "Termination Fee").

     Payment of the Termination Fee must be made in the case of a termination by United Technologies as described in clause (1) above, within two business days following that termination, or, in the case of a termination by Sundstrand as described in clause (2) above, concurrently with that termination, or, in the case of clause (3) above, not later than the earliest of the date of that definitive agreement, approval, recommendation, redemption, modification or agreement to modify.

EXPENSES

     Whether or not the merger is completed and except as described above, United Technologies and Sundstrand will each pay their own expenses in connection with the merger, except that those expenses incurred in connection with filing, printing and mailing the registration statement and this proxy statement/prospectus, including filing fees related thereto, will be shared equally by United Technologies and Sundstrand.

AMENDMENT

     The merger agreement may be amended by the parties thereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval by Sundstrand stockholders; however, after any such approval, no amendment will be made that changes the amount or the form of consideration to be delivered to the Sundstrand stockholders except as contemplated by the merger agreement.

EXTENSION; WAIVER

     At any time prior to the Effective Time, United Technologies and Sundstrand by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (1) extend the time for the performance of any of the obligations or other acts of the other parties, (2) waive any inaccuracies in the representation and warranties contained in the merger agreement or in any document delivered pursuant thereto, or (3) waive compliance with any of the agreements or conditions contained in the merger agreement. Any agreement on the part of United Technologies and Sundstrand to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of that party.

                DESCRIPTION OF UNITED TECHNOLOGIES CAPITAL STOCK

COMMON STOCK

     United Technologies is authorized to issue up to 1,000,000,000 shares of United Technologies common stock, par value $1.00 per share. Holders of shares of United Technologies common stock are entitled to one vote per share on all matters to be voted on by stockholders, except with respect to the election of directors, in which case the holder is entitled to the number of votes equal to the number of shares that such holder holds multiplied by the number of directors to be elected. Holders of United Technologies common stock are entitled to receive such dividends, if any, as may be declared from time to time by the United Technologies board out of funds legally available therefor, subject to the rights of holders of United Technologies preferred stock (described below). Upon the liquidation or dissolution of United Technologies, holders of United Technologies common stock are entitled to share ratably in the distribution of assets, subject to the rights of creditors and the holders of United Technologies preferred stock. Holders of United Technologies common stock have no preemptive rights, subscription rights or conversion rights. There are no redemption or sinking fund provisions with respect to United Technologies common stock. As of April 30, 1999, there were approximately 225,569,384 shares of United Technologies common stock outstanding, held by approximately 21,600 holders of record. For a description of voting requirements and change of control restrictions, see "Comparison of Stockholder Rights."

PREFERRED STOCK

     BLANK CHECK. United Technologies is also authorized to issue 250,000,000 shares of preferred stock, $1.00 par value per share, in one or more series as determined by the United Technologies board. The United Technologies board may, without further action by the stockholders of United Technologies, issue a series of United Technologies preferred stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series.

     SERIES A PREFERRED STOCK. The United Technologies certificate of incorporation designates a Series A ESOP Convertible Preferred Stock ("Series A Preferred Stock"), which consists of 20,000,000 authorized shares, par value $1.00 per share. As of April 30, 1999, approximately 12,402,355 shares of Series A Preferred Stock were outstanding. United Technologies may not pay any dividends on or make any distributions in respect of United Technologies common stock until United Technologies has paid all cumulative dividends on Series A Preferred Stock, except for dividends paid in stock that is junior to Series A Preferred Stock. Holders of Series A Preferred Stock may vote on any matter on which holders of United Technologies common stock are entitled to vote, and the number of votes to which the holder of Series A Preferred Stock is entitled is equal to the number of shares of United Technologies common stock into which such Series A Preferred Stock may be converted multiplied by 1.3. Each share of Series A Preferred Stock is convertible into two shares of United Technologies common stock, and after payment of the United Technologies stock split announced on April 30, 1999, each share of Series A Preferred Stock will be convertible into four shares of United Technologies common stock. Holders of Series A Preferred Stock have the same cumulative voting rights at the election of directors as the holders of United Technologies common stock. The affirmative vote of holders of at least two-thirds of the outstanding Series A Preferred Stock is required to amend, alter or repeal the United Technologies certificate of incorporation or the terms of Series A Preferred Stock in a way that would adversely alter or change the rights or powers of holders of Series A Preferred Stock. The rights of holders of United Technologies common stock will be subject to, and may be adversely affected by, the rights of holders of Series A Preferred Stock and any other United Technologies preferred stock issued by United Technologies in the future.

UNITED TECHNOLOGIES' TRANSFER AGENT AND REGISTRAR

     First Chicago Trust Company of New York, Jersey City, New Jersey, is the transfer agent and registrar of United Technologies common stock.

                        COMPARISON OF STOCKHOLDER RIGHTS

     Both Sundstrand and United Technologies are Delaware corporations and are governed by Delaware law. In addition, the rights of Sundstrand stockholders are currently governed by the Sundstrand certificate of incorporation and the Sundstrand bylaws, and the rights of United Technologies stockholders are governed by the United Technologies certificate of incorporation and the United Technologies bylaws. After the Effective Time, the rights of holders of Sundstrand common stock who become holders of United Technologies common stock will be governed by the United Technologies certificate of incorporation, the United Technologies bylaws and Delaware law. In most respects, the rights of holders of Sundstrand common stock are similar to the rights of holders of United Technologies common stock. The following is a summary of the material differences between such rights. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, Delaware law as well as to the Sundstrand certificate of incorporation, the Sundstrand bylaws, the United Technologies certificate of incorporation and the United Technologies bylaws, copies of which are on file with the SEC.

      SUMMARY OF MATERIAL DIFFERENCES BETWEEN CURRENT RIGHTS OF SUNDSTRAND
                            STOCKHOLDERS AND RIGHTS
 THOSE STOCKHOLDERS WILL HAVE AS UNITED TECHNOLOGIES STOCKHOLDERS FOLLOWING THE
                                     MERGER

                         SUNDSTRAND STOCKHOLDER RIGHTS      UNITED TECHNOLOGIES STOCKHOLDER RIGHTS
                     -------------------------------------  --------------------------------------

Authorized Capital   The authorized capital stock of        The authorized capital stock of United
Stock:               Sundstrand consists of 150 million     Technologies consists of 1 billion
                     shares of common stock and 2,216,516   shares of common stock and 250 million
                     shares of preferred stock.             shares of preferred stock.

Number of            The Sundstrand certificate of          The United Technologies bylaws
Directors:           incorporation provides for at least 8  currently provide that the number of
                     and not more than 12 directors, as     directors shall be not less than 10
                     specified by the Sundstrand bylaws.    and not more than 19 directors, with
                     The Sundstrand board currently         the actual number being fixed from
                     consists of 9 directors.               time to time by the United
                                                            Technologies board. The United
                                                            Technologies board currently consists
                                                            of 11 directors.

Classification of    The Sundstrand board is divided into   United Technologies does not have a
Board of Directors:  3 classes of 3 directors, with each    classified board. The United
                     class serving a staggered 3 year       Technologies bylaws require that all
                     term. The classes are currently        directors be elected at each annual
                     unequal due to the reduction of the    meeting of stockholders for a term of
                     Sundstrand board's size following the  one year.
                     retirement of several Sundstrand
                     directors in 1997.

Cumulative Voting    The Sundstrand certificate of          The United Technologies certificate of
for Directors:       incorporation does not provide for     incorporation provides that for the
                     cumulative voting.                     election of directors each holder of
                                                            voting stock is entitled to as many
                                                            votes as is equal to the number of
                                                            directors to be elected multiplied by
                                                            the number of shares of voting stock
                                                            held by such person, subject to
                                                            adjustments for Series A Preferred
                                                            Stock (see "Description of United
                                                            Technologies Capital Stock") and that
                                                            each holder of voting stock may cast
                                                            all of that holder's cumulative votes
                                                            for a single

                         SUNDSTRAND STOCKHOLDER RIGHTS      UNITED TECHNOLOGIES STOCKHOLDER RIGHTS
                     -------------------------------------  --------------------------------------
                                                            director or spread the votes out over
                                                            multiple directors.

Removal of           Delaware law provides that the         Pursuant to the United Technologies
Directors:           stockholders of a company with a       bylaws, any director may generally be
                     classified board may remove a          removed, either for or without cause,
                     director only for cause, unless its    at any time by the affirmative vote of
                     certificate of incorporation provides  the holders of a majority of the
                     otherwise. Neither the Sundstrand      outstanding shares of stock entitled
                     certificate of incorporation nor the   to vote. However, directors elected by
                     Sundstrand bylaws address the removal  the vote of a particular class of
                     of directors.                          stock can only be removed for cause by
                                                            a majority vote of that class.
                                                            Further, if less than all directors
                                                            are being removed, no director may be
                                                            removed without cause if the votes
                                                            cast against his or her removal would
                                                            be sufficient to elect him or her if
                                                            then cumulatively voted.

Stockholder Action   The Sundstrand certificate of          The United Technologies bylaws
by Written Consent:  incorporation expressly bars action    expressly permit action by written
                     by written consent.                    consent if the holders of United
                                                            Technologies voting stock having not
                                                            less than the minimum number of shares
                                                            necessary to authorize the action if
                                                            all shares entitled to vote were
                                                            present sign the consents.

Amendment of         The Sundstrand certificate of          The United Technologies certificate of
Corporate Charter:   incorporation may be amended by board  incorporation may be amended by the resolution and an affirmative vote by  affirmative vote of the majority of
                     holders of a majority of the           holders of United Technologies voting
                     Sundstrand voting stock, except with   stock, except with respect to amending
                     respect to amending:                   any provision that would adversely
                     (1) the classified board provision,    affect the rights and powers of Series
                         which requires the affirmative     A Preferred Stock, in which case the
                         vote of holders of 80% of          affirmative vote of holders of at
                         Sundstrandvoting stock             least two-thirds of the outstanding
                         outstanding;                       Series A Preferred Stock is required,
                     (2) the first provision described in   or amending the provision described in
                         "Business Combination              "Business Combination Prohibitions"
                         Prohibitions" below, which         below. Amending that provision
                         requires the affirmative vote of   requires the affirmative vote of
                         80% of the voting stock            holders of at least 80% of the
                         outstanding; or                    outstanding voting stock, unless the
                     (3) the second provision described in  majority of the Disinterested
                         "Business Combination              Directors approve the amendment, in
                         Prohibitions" below, which         which case the affirmative vote of the
                         requires the affirmative vote of   holders of a majority of the United
                         holders of at least 95% of all     Technologies voting stock is required.
                         voting stock outstanding, unless
                         the Sundstrand directors
                         unanimously recommend the          "Disinterested Directors" means the
                         amendment and all of the           United Technologies directors who are
                         Sundstrand directors would         unaffiliated with the Interested
                         qualify as Continuing Directors,   Stockholder (as defined in "Business
                         in which case the affirmative
                         vote of holders of a majority of
                         voting stock

                         SUNDSTRAND STOCKHOLDER RIGHTS      UNITED TECHNOLOGIES STOCKHOLDER RIGHTS
                     -------------------------------------  --------------------------------------
                         outstanding is required.           Combination Prohibitions" below) and
                                                            who were members of the United
                     "Continuing Directors" means the       Technologies board before that person
                     Sundstrand directors who were          became an Interested Stockholder and
                     directors prior to the time at which   any members who were successors of
                     the other entity acquired more than    Disinterested Directors who are
                     10% of the Sundstrand voting stock or  unaffiliated with the Interested
                     the Sundstrand directors who were      Stockholder and who are recommended to
                     recommended by a majority of the       succeed those Disinterested Directors
                     Continuing Directors to succeed a      by a majority of the Disinterested
                     Continuing Director.                   Directors then on the United
                                                            Technologies board.

Amendment of         The Sundstrand bylaws may be altered   The affirmative vote of either a
Bylaws:              or repealed by the affirmative vote    majority of the whole United
                     of 80% of the entire number of         Technologies board or holders of a
                     directors specified in the Sundstrand  majority of United Technologies voting
                     certificate of incorporation at any    stock present or represented by proxy
                     regular or special meeting of the      may amend the United Technologies
                     Sundstrand board, if notice of the     bylaws, but the United Technologies
                     proposed alteration or repeal is       board cannot amend the United
                     contained in the notice of such        Technologies bylaws concerning removal
                     special meeting. Delaware law          of directors, removal of officers,
                     provides that the stockholders may     compensation of directors,
                     amend the bylaws by the affirmative    compensation of officers and amendment
                     vote of a majority of voting stock     of the United Technologies bylaws.
                     present or represented by proxy even
                     when such power is conferred upon the
                     board of directors by the certificate
                     of incorporation.

Voting Stock:        The outstanding Sundstrand voting      The outstanding United Technologies
                     stock is solely Sundstrand common      voting stock consists of (1) United
                     stock.                                 Technologies common stock and (2) the
                                                            Series A Preferred Stock.

Exculpation of       Pursuant to its bylaws, Sundstrand     Pursuant to its bylaws, United
Directors and        will indemnify any director or         Technologies will indemnify any
Officers:            officer of Sundstrand to the fullest   director, officer, employee, agent or
                     extent permitted by Delaware law or    fiduciary of United Technologies (or
                     any other applicable law. The          of another entity if serving at the
                     Sundstrand bylaws further provide      request of United Technologies) to the
                     that Sundstrand may indemnify its      fullest extent permitted by Delaware
                     employees if the Sundstrand board so   law. The United Technologies
                     authorizes. The Sundstrand             certificate of incorporation provides
                     certificate of incorporation provides  that no director shall be personally
                     that no director shall be personally   liable to United Technologies or its
                     liable to Sundstrand or its            stockholders for monetary damages for
                     stockholders for monetary damages for  any breach of fiduciary duty, except
                     breach of fiduciary duty as a          for any breach of the duty of loyalty,
                     director, except to the extent such    for any act not in good faith or which
                     exemption from liability is not        involves intentional misconduct or a
                     permitted under Delaware law.          knowing violation of the law, for
                                                            unlawful dividends, repurchases or
                                                            redemptions under Delaware law, or for
                                                            any transaction in which that director
                                                            received an improper personal benefit.

                         SUNDSTRAND STOCKHOLDER RIGHTS      UNITED TECHNOLOGIES STOCKHOLDER RIGHTS
                     -------------------------------------  --------------------------------------
Business             The Sundstrand certificate of          The United Technologies certificate of
Combination          incorporation contains two articles    incorporation requires the affirmative
Prohibitions:        that could inhibit certain business    vote of holders of at least 80% of all
                     combinations. The first provision      outstanding voting stock to approve
                     requires the affirmative vote of the   business combinations or other
                     holders of 80% of all Sundstrand       significant transactions with persons
                     voting stock to approve (1) the        who own more than 10% of the voting
                     adoption of a merger agreement or (2)  power of United Technologies,
                     the sale of substantially all the      affiliates of United Technologies who
                     assets of Sundstrand or the purchase   have owned 10% or more of the voting
                     of all or substantially all the        power of United Technologies within
                     assets of another entity by            the past two years, or assignees or
                     Sundstrand in exchange for securities  successors to shares that were in the
                     of Sundstrand, if, in either case,     last two years owned by any of the
                     the other entity is the beneficial     above persons if the shares had not
                     owner of more than 10% of the          been assigned or succeeded to in the
                     outstanding shares of Sundstrand       course of a public offering (the
                     voting stock, including shares it has  "Interested Stockholder").
                     the right to acquire pursuant to
                     conversion rights, warrants or         This 80% vote requirement is not
                     options or that it can vote, buy or    applicable if (1) United Technologies
                     dispose of pursuant to agreement.      stockholders do not receive any cash
                                                            or other consideration pursuant to the
                     This requirement does not apply if     business combination and a majority of
                     the Sundstrand board by resolution     the Disinterested Directors approve
                     approves a memorandum of               the transaction; or (2) in the case of
                     understanding with the other entity    any other business combination, either
                     prior to the time such entity has      a majority of the Disinterested
                     become a holder of more than 10% of    Directors approve the transaction or
                     the outstanding shares of Sundstrand   the transaction meets price and
                     voting stock. This requirement also    procedure requirements under Article 9
                     does not apply if the transaction      of the United Technologies certificate
                     involves a merger with Sundstrand or   of incorporation.
                     a sale of the other entity's assets
                     to Sundstrand and Sundstrand and its   Amendment of this provision of the
                     subsidiaries own a majority of that    United Technologies certificate of
                     other entity's outstanding voting      incorporation requires the affirmative
                     stock. This provision may only be      vote of holders of at least 80% of all
                     amended or appealed by the             outstanding voting stock unless the
                     affirmative vote of the holders of     amendment is approved by a majority of
                     80% of Sundstrand voting stock.        the Disinterested Directors, in which
                                                            case the affirmative vote of holders
                     The second provision requires the      of a majority of all outstanding
                     affirmative vote of the holders of     voting stock is required.
                     95% of all shares of Sundstrand
                     voting stock to authorize a business
                     combination if the other entity or
                     person in the combination is the
                     beneficial owner, directly or
                     indirectly, of more than 30% of the
                     outstanding shares of Sundstrand
                     voting stock, including shares it has
                     the right to acquire pursuant to any
                     agreement or pursuant to conversion
                     rights, warrants or options. This 95%
                     voting requirement does not apply if
                     the consideration offered to holders
                     of Sundstrand common stock meets the
                     minimum price requirements of,

                         SUNDSTRAND STOCKHOLDER RIGHTS      UNITED TECHNOLOGIES STOCKHOLDER RIGHTS
                     -------------------------------------  --------------------------------------
                     and the other entity abides by the
                     provisions restricting its conduct
                     set forth in, Article 15 of the
                     Sundstrand certificate of
                     incorporation.
                     This provision may only be amended or
                     appealed by the affirmative vote of
                     holders of at least 95% of all voting
                     stock outstanding, unless the
                     Sundstrand directors unanimously
                     recommend the amendment and all of
                     the Sundstrand directors are
                     Continuing Directors, in which case
                     the affirmative vote of holders of a
                     majority of voting stock outstanding
                     is required.

Stockholder Rights   Sundstrand has entered into the        United Technologies does not have a
Plan:                Sundstrand Rights Agreement pursuant   stockholder rights plan. While United
                     to which Sundstrand has issued rights  Technologies has no present intention
                     to purchase Sundstrand common stock.   to adopt a stockholder rights plan,
                     The Rights Agreement is inapplicable   the United Technologies board,
                     to the merger and the related          pursuant to its authority to issue
                     agreements and transactions.           United Technologies preferred stock,
                                                            could do so without United
                                                            Technologies stockholder approval at
                                                            any future time.

Special Meetings of  Special meetings of Sundstrand         The United Technologies bylaws provide
Stockholders:        stockholders may be called for any     that either the United Technologies
                     purpose at any time by the chairman,   board or the chief executive officer
                     president and chief executive          can call a special meeting of United
                     officer; by a majority of the members  Technologies stockholders.
                     of the Sundstrand board or by
                     stockholders owning at least 80% of
                     the outstanding Sundstrand voting
                     stock.

       INTRODUCTION TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

     On February 22, 1999, United Technologies and Sundstrand announced the merger agreement. On May 4, 1999, United Technologies completed the sale of its UT Automotive operations to Lear Corporation for $2.3 billion in cash. On April 30, 1999, the United Technologies board announced a two-for-one stock split payable in the form of a stock dividend on May 17, 1999 to shareowners of record at the close of business on May 7, 1999. All common share and per share amounts used to reflect the merger and presented in the pro forma condensed statement of operations reflect the stock split announced on April 30, 1999.

     The following unaudited pro forma condensed financial information has been prepared from the historical financial statements of United Technologies and Sundstrand which are incorporated by reference in this proxy statement/prospectus adjusted to reflect the merger using the purchase method of accounting.

     The unaudited pro forma condensed balance sheet has been adjusted to reflect the sale of UT Automotive as though it had occurred on December 31, 1998. This adjustment reflects net cash proceeds of $2.0 billion after payment of taxes and cash transaction costs, the accrual of other transaction related expenses and the estimated gain on the sale. The pro forma condensed statement of operations reflects UT Automotive as a discontinued operation for the years ended December 31, 1998, 1997 and 1996 and does not reflect the effects of the gain or proceeds.

     The unaudited pro forma condensed balance sheet has been prepared to reflect the merger and the issuance of 0.2790 shares of United Technologies common stock (or .5580 shares after payment of the United Technologies stock split) and $35 in cash for each outstanding share of Sundstrand common stock, as if the merger occurred on December 31, 1998, and the issuance of United Technologies stock options to Sundstrand stock option holders in exchange for Sundstrand stock options. Based on the price per share of United Technologies common stock of $125.4375 on February 19, 1999 (or $62.71875 after payment of the United Technologies stock split), the last trading day prior to entering into the merger agreement, total consideration would be $70 per share resulting in an aggregate purchase price of approximately $3.9 billion including related transaction costs of approximately $40 million. The purchase price of Sundstrand common stock has been preliminarily allocated to tangible and intangible assets and liabilities of Sundstrand based upon estimates of their respective values. These allocations will be subsequently adjusted based upon appraisals, valuations and other studies, which will be conducted over the next several months. Final values may differ substantially from those shown herein. The unaudited pro forma condensed statement of operations combines the results of operations of United Technologies and Sundstrand as if the merger occurred on January 1, 1998.

     The pro forma condensed financial statements should be read in conjunction with United Technologies' and Sundstrand's historical financial statements. The pro forma information presented is for informational purposes only and it is not necessarily indicative of future earnings or financial position or of what the earnings or financial position would have been had the merger been completed on January 1, 1998 or as of December 31, 1998. Historical financial statements of United Technologies can be found in United Technologies' 1998 annual report on Form 10-K filed on February 16, 1999, which is incorporated by reference in this proxy statement/prospectus. Sundstrand's historical financial statements can be found in its 1998 annual report on Form 10-K filed on March 31, 1999, which is incorporated by reference in this proxy statement/prospectus.

                        PRO FORMA FINANCIAL INFORMATION

                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                            AS OF DECEMBER 31, 1998
                            (IN MILLIONS OF DOLLARS)

                                   HISTORICAL                      ADJUSTED                    MERGER            UNITED
                                     UNITED      UT AUTOMOTIVE      UNITED      HISTORICAL    PRO FORMA       TECHNOLOGIES
                                  TECHNOLOGIES    ADJUSTMENT     TECHNOLOGIES   SUNDSTRAND   ADJUSTMENTS       PRO FORMA
                                  ------------   -------------   ------------   ----------   -----------      ------------
ASSETS
Cash and cash equivalents.......    $   550         $2,000         $ 2,550        $   15       $  (889)(1)      $ 1,676
Accounts and notes receivable,
  net...........................      3,993           (576)          3,417           381            --            3,798
Inventories and contracts in
  progress......................      3,362           (171)          3,191           401            24(3)         3,616
Other current assets............      1,450            (67)          1,383            68            --            1,451
                                    -------         ------         -------        ------       -------          -------
Total Current Assets............      9,355          1,186          10,541           865          (865)          10,541
Fixed assets, net...............      4,265           (710)          3,555           527           263(3)         4,345
Goodwill........................      1,750           (333)          1,417           332         3,107(5)         4,856
Other assets....................      3,005            (37)          2,968            83            --            3,051
                                    -------         ------         -------        ------       -------          -------
Total Assets....................    $18,375         $  106         $18,481        $1,807       $ 2,505          $22,793
                                    =======         ======         =======        ======       =======          =======

LIABILITIES AND SHAREOWNERS' EQUITY
Short-term borrowings...........    $   512         $   (8)        $   504        $  163       $    --          $   667
Accounts payable................      2,237           (377)          1,860           128            --            1,988
Accrued liabilities.............      4,886            (56)          4,830           204            40(1)         5,074
Long-term debt currently due....        100             (1)             99             4            --              103
                                    -------         ------         -------        ------       -------          -------
Total Current Liabilities.......      7,735           (442)          7,293           499            40            7,832
Long-term debt..................      1,575             (5)          1,570           295         1,031(1)(3)      2,896
Other long-term liabilities.....      4,231            (47)          4,184           468             6(3)(4)      4,658
Series A ESOP Convertible
  Preferred Stock...............        836             --             836            --            --              836
  ESOP Deferred Compensation....       (380)            --            (380)           --            --             (380)
                                    -------         ------         -------        ------       -------          -------
                                        456             --             456            --            --              456
Shareowners' Equity:
  Common Stock..................      2,708             --           2,708           203         1,059(1)(2)      3,970
  Unamortized value of
     restricted stock issued....         --             --              --            (6)            6(2)            --
  Treasury Stock................     (3,117)            --          (3,117)         (645)        1,356(1)(2)     (2,406)
  Retained Earnings.............      5,411            600           6,011         1,007        (1,007)(2)        6,011
  Accumulated other non-
     shareowner changes in
     equity.....................       (624)            --            (624)          (14)           14(2)          (624)
                                    -------         ------         -------        ------       -------          -------
                                      4,378            600           4,978           545         1,428            6,951
                                    -------         ------         -------        ------       -------          -------
Total Liabilities and
  Shareowners' Equity...........    $18,375         $  106         $18,481        $1,807       $ 2,505          $22,793
                                    =======         ======         =======        ======       =======          =======

 See accompanying Notes to Unaudited Pro Forma Condensed Financial Statements.

              NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                            AS OF DECEMBER 31, 1998

     The unaudited pro forma condensed balance sheet includes the pro forma adjustments to reflect the sale of UT Automotive and the merger as if both took place on December 31, 1998.

UT Automotive Adjustment:

     Reflects the sale of UT Automotive for net cash proceeds of approximately $2.0 billion after payment of taxes and cash transaction costs, the accrual of other transaction related expenses and the estimated gain on the sale.

Merger Pro Forma Adjustments:

     (1) Adjustment to reflect the issuance of 15.1 million shares of United Technologies common stock based on an Exchange Ratio of .2790 (or 30.2 million shares of United Technologies common stock and an Exchange Ratio of .5580 after payment of the two-for-one split of United Technologies common stock announced on April 30, 1999), the payment of $1.889 billion for the cash consideration paid to Sundstrand stockholders and for the cash transaction costs, and the issuance of United Technologies stock options to Sundstrand stock option holders. The merger agreement provides that if the average closing price per share of United Technologies common stock for the ten trading day period before the fifth trading day prior to the special meeting exceeds $140.681 per share (or $70.3405 after payment of the United Technologies stock split announced on April 30, 1999), the Exchange Ratio will be adjusted to reflect a maximum market value (based upon the average closing price of United Technologies common stock during such period) of United Technologies common stock to be received for each share of Sundstrand common stock of $39.25. If the Exchange Ratio is adjusted pursuant to this provision of the merger agreement, the aggregate purchase price and goodwill will be increased by approximately $230 million, based on the outstanding shares of Sundstrand common stock on February 24, 1999. The adjustment assumes that the cash consideration and the cash transaction costs of $1.889 billion will be funded by the issuance of approximately $1.0 billion of medium-term and long-term debt and $889 million of cash from the sale of UT Automotive.

         Although the Cash Election is not reflected in these pro forma financial statements, if the Cash Election were exercised, under the terms of the merger agreement, additional cash consideration of $1.889 billion would be required in lieu of the issuance of shares of United Technologies common stock. Any financing required to pay the additional cash consideration would have to be approved by the United Technologies board. This cash consideration would result in additional borrowings and related interest expense.

     (2) Adjustment to eliminate Sundstrand equity pursuant to the merger.

     (3) Adjustment to record Sundstrand assets and liabilities at their estimated fair market value.

     (4) Adjustment to record the tax effects related to the pro forma adjustments.

     (5) Adjustment to reflect the incremental goodwill resulting from the merger.

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
               (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                   HISTORICAL        UT          ADJUSTED                    MERGER                  UNITED
                                     UNITED      AUTOMOTIVE       UNITED      HISTORICAL    PRO FORMA             TECHNOLOGIES
                                  TECHNOLOGIES   ADJUSTMENT    TECHNOLOGIES   SUNDSTRAND   ADJUSTMENTS             PRO FORMA
                                  ------------   -----------   ------------   ----------   -----------            ------------
Product sales...................    $ 20,248       $(2,900)      $ 17,348       $2,005       $   (25)(D)            $ 19,328
Service sales...................       5,439            --          5,439           --            --                   5,439
                                    --------       -------       --------       ------       -------                --------
Net Sales.......................      25,687        (2,900)        22,787        2,005           (25)                 24,767
Financing revenues and other
  income, net...................          28            (6)            22           10            --                      32
                                    --------       -------       --------       ------       -------                --------
                                      25,715        (2,906)        22,809        2,015           (25)                 24,799
Cost of products sold...........      15,815        (2,379)        13,436        1,316            60(A)(C)(D)         14,812
Cost of services sold...........       3,461            --          3,461           --            --                   3,461
Research and development........       1,315          (147)         1,168           92            --                   1,260
Selling, general and
  administrative................       2,957          (220)         2,737          225            --                   2,962
Interest........................         204            (7)           197           35            65(B)                  297
                                    --------       -------       --------       ------       -------                --------
                                      23,752        (2,753)        20,999        1,668           125                  22,792
Income from continuing
  operations before income taxes
  and minority interests........       1,963          (153)         1,810          347          (150)                  2,007
Income taxes....................         623           (55)           568          121           (32)(E)                 657
Minority interests in
  subsidiaries' earnings........          85            --             85           --            --                      85
                                    --------       -------       --------       ------       -------                --------
Income from continuing
  operations....................    $  1,255       $   (98)      $  1,157       $  226       $  (118)               $  1,265
Discontinued Operation:
  Income from operations of
  discontinued UT Automotive
  subsidiary (net of applicable
  income tax provision of $55
  million)......................          --            98             98           --            --                      98
                                    --------       -------       --------       ------       -------                --------
Net Income......................    $  1,255       $    --       $  1,255       $  226       $  (118)               $  1,363
                                    ========       =======       ========       ======       =======                ========
Earnings Per Share of Common
  Stock:*
  Continuing Operations:
  Basic:
    Average shares
      (thousands)...............     455,534                      455,534                     30,200                 485,734
    Earnings per share..........    $   2.68                     $   2.47                         --                $   2.54
  Diluted:
    Average shares
      (thousands)...............     494,760                      494,760                     31,600                 526,360
    Earnings per share..........    $   2.53                     $   2.33                         --                $   2.39
  Discontinued Operation:
  Basic:
    Average shares
      (thousands)...............     455,534                      455,534                     30,200                 485,734
    Earnings per share..........    $     --                     $   0.21                         --                $   0.20
  Diluted:
    Average shares
      (thousands)...............     494,760                      494,760                     31,600                 526,360
    Earnings per share..........    $     --                     $   0.20                         --                $   0.19
  Net Earnings Per Share:
  Basic:
    Average shares
      (thousands)...............     455,534                      455,534                     30,200                 485,734
    Earnings per share..........    $   2.68                     $   2.68                         --                $   2.74
  Diluted:
    Average shares
      (thousands)...............     494,760                      494,760                     31,600                 526,360
    Earnings per share..........    $   2.53                     $   2.53                         --                $   2.58

 See accompanying Notes to Unaudited Pro Forma Condensed Financial Statements.

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
               (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                            HISTORICAL                        ADJUSTED
                                                              UNITED       UT AUTOMOTIVE       UNITED
                                                           TECHNOLOGIES     ADJUSTMENT      TECHNOLOGIES
                                                           ------------    -------------    ------------
Product sales............................................    $ 18,873        $ (2,927)        $ 15,946
Service sales............................................       5,116              --            5,116
                                                             --------        --------         --------
Net sales................................................      23,989          (2,927)          21,062
Financing revenues and other income, net.................         233              (7)             226
                                                             --------        --------         --------
                                                               24,222          (2,934)          21,288
Cost of products sold....................................      15,080          (2,442)          12,638
Cost of services sold....................................       3,208              --            3,208
Research and development.................................       1,187            (118)           1,069
Selling, general and administrative......................       2,820            (209)           2,611
Interest.................................................         191              (3)             188
                                                             --------        --------         --------
                                                               22,486          (2,772)          19,714
Income from continuing operations before income taxes and
  minority interests.....................................       1,736            (162)           1,574
Income taxes.............................................         565             (51)             514
Minority interests in subsidiaries' earnings.............          99              (1)              98
                                                             --------        --------         --------
Income from continuing operations........................    $  1,072        $   (110)        $    962
Discontinued Operation:
  Income from operations of discontinued UT Automotive
    subsidiary (net of applicable income tax provision of
    $51 million).........................................          --             110              110
                                                             --------        --------         --------
Net income...............................................    $  1,072        $     --         $  1,072
                                                             ========        ========         ========
Earnings Per Share of Common Stock:
  Continuing Operations:*
  Basic:
    Average shares (thousands)...........................     468,886                          468,886
    Earnings per share...................................    $   2.22                         $   1.99
  Diluted:
    Average shares (thousands)...........................     507,110                          507,110
    Earnings per share...................................    $   2.11                         $   1.89
  Discontinued Operation:
  Basic:
    Average shares (thousands)...........................     468,886                          468,886
    Earnings per share...................................    $     --                         $   0.23
  Diluted:
    Average shares (thousands)...........................     507,110                          507,110
    Earnings per share...................................    $     --                         $   0.22
  Net Earnings Per Share:
  Basic:
    Average shares (thousands)...........................     468,886                          468,886
    Earnings per share...................................    $   2.22                         $   2.22
  Diluted:
    Average shares (thousands)...........................     507,110                          507,110
    Earnings per share...................................    $   2.11                         $   2.11

 See accompanying Notes to Unaudited Pro Forma Condensed Financial Statements.

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
               (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                            HISTORICAL                        ADJUSTED
                                                              UNITED       UT AUTOMOTIVE       UNITED
                                                           TECHNOLOGIES     ADJUSTMENT      TECHNOLOGIES
                                                           ------------    -------------    ------------
Product sales............................................    $ 17,799        $ (3,086)        $ 14,713
Service sales............................................       4,989              --            4,989
                                                             --------        --------         --------
Net sales................................................      22,788          (3,086)          19,702
Financing revenues and other income, net.................         263             (93)             170
                                                             --------        --------         --------
                                                               23,051          (3,179)          19,872
Cost of products sold....................................      14,327          (2,674)          11,653
Cost of services sold....................................       3,088              --            3,088
Research and development.................................       1,122            (108)           1,014
Selling, general and administrative......................       2,796            (209)           2,587
Interest.................................................         217              (4)             213
                                                             --------        --------         --------
                                                               21,550          (2,995)          18,555
Income from continuing operations before income taxes and
  minority interests.....................................       1,501            (184)           1,317
Income taxes.............................................         494             (64)             430
Minority interests in subsidiaries' earnings.............         101              (2)              99
                                                             --------        --------         --------
Income from continuing operations........................    $    906        $   (118)        $    788
Discontinued Operation:
  Income from operations of discontinued UT Automotive
    subsidiary (net of applicable income tax provision of
    $64 million).........................................          --             118              118
                                                             --------        --------         --------
Net income...............................................    $    906        $     --         $    906
                                                             ========        ========         ========
Earnings Per Share of Common Stock:
  Continuing Operations:*
  Basic:
    Average shares (thousands)...........................     482,908                          482,908
    Earnings per share...................................    $   1.82                         $   1.57
  Diluted:
    Average shares (thousands)...........................     517,212                          517,212
    Earnings per share...................................    $   1.74                         $   1.51
  Discontinued Operation:
  Basic:
    Average shares (thousands)...........................     482,908                          482,908
    Earnings per share...................................    $     --                         $   0.25
  Diluted:
    Average shares (thousands)...........................     517,212                          517,212
    Earnings per share...................................    $     --                         $   0.23
  Net Earnings Per Share:
  Basic:
    Average shares (thousands)...........................     482,908                          482,908
    Earnings per share...................................    $   1.82                         $   1.82
  Diluted:
    Average shares (thousands)...........................     517,212                          517,212
    Earnings per share...................................    $   1.74                         $   1.74

 See accompanying Notes to Unaudited Pro Forma Condensed Financial Statements.

         NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     The unaudited pro forma condensed statement of operations includes the pro forma adjustment to reflect UT Automotive as a discontinued operation for the years ended December 31, 1998, 1997 and 1996 and the merger as if it took place on January 1, 1998.

A. Adjustment to reflect the incremental goodwill amortization from the merger over an estimated useful life of 40 years. If the Exchange Ratio is adjusted, as described in Note 1 to the Pro Forma Condensed Balance Sheet, goodwill amortization would be increased by approximately $6 million.

B. Reflects the interest expense incurred by United Technologies in connection with the merger. Interest expense was calculated for the full year (360 days) on a pro forma basis as follows using an interest rate of 6.5% on medium-term and long-term debt of $1.0 billion.

    If the Cash Election were exercised, under the terms of the merger agreement, additional cash consideration of $1.889 billion would be required in lieu of the issuance of United Technologies common stock. Any financing required to pay the additional cash consideration would have to be approved by the United Technologies board. This consideration would result in additional borrowings and related interest expense of $109 million.

C. Adjustment reflects the additional depreciation on the write-up of fixed assets to fair value over a 10 year useful life.

D. Adjustment to eliminate sales and cost of sales between Sundstrand and United Technologies.

E.  Adjustment to record the tax effects related to the pro forma adjustments.

     * On April 30, 1999, the United Technologies board announced a two-for-one stock split payable May 17, 1999 to shareowners of record at the close of business on May 7, 1999. The average number of common shares outstanding and all per share information in the pro forma condensed financial statements reflect the stock split.

                                    EXPERTS

     The consolidated financial statements of United Technologies Corporation incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K of United Technologies for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

     Sundstrand's consolidated financial statements appearing in Sundstrand's Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

             OTHER RELEVANT INFORMATION FOR SUNDSTRAND STOCKHOLDERS

ELECTION OF DIRECTORS; VOTE NECESSARY

     The Sundstrand board is divided into three classes as nearly equal in number as possible. One class is elected at each annual meeting to serve for a three-year term. The Sundstrand bylaws currently provide for nine directors. The classes of directors are currently unequal due to the reduction of the Sundstrand board's size in 1997 following the retirement of several directors.

     At the special meeting, which will also serve as a special meeting in lieu of an annual meeting, the terms of Klaus H. Murmann, Berger G. Wallin and Richard A. Abdoo will expire. Each of these directors is a nominee and if re-elected, will hold office for a term expiring in 2002 or until completion of the merger. The other six directors will continue in office for the remainder of their terms or until completion of the merger. The proxy holders intend to vote the proxies they receive for the nominees.

     If a nominee is unavailable for election, the proxy holders will vote for a substitute nominee designated by the Sundstrand board or, alternatively, the Sundstrand board may reduce the number of directors to be elected.

     Directors are elected by a majority of the shares of Sundstrand common stock present at the meeting in person or represented by proxy. Withheld votes and abstentions have the same effect as a vote against the nominees. Under New York Stock Exchange rules, if your broker holds your shares in its name, your broker is permitted to vote your shares with respect to the election of directors even if it does not receive voting instructions from you.

NOMINEES FOR ELECTION TO SUNDSTRAND BOARD FOR TERMS EXPIRING IN 2002 (OR UPON COMPLETION OF THE MERGER)

     KLAUS H. MURMANN, 67, has served as a director of Sundstrand since 1981. Mr. Murmann is a director and, since 1989, Chairman and Chief Executive Officer of Sauer Inc., Ames, Iowa, a holding company for businesses engaged in the manufacture of hydrostatic transmissions for use in off-highway mobile equipment. He is a member of the supervisory boards of Fried. Krupp AG Hoesch-Krupp, Essen, a German industrial company; and Preussen Elektra AG, Hannover, a German utility concern. He is Chairman of the Board of Gothaer Insurance Group, Gottingen/Cologne, a German insurance company; a member of the board of BankgesellschaftBerlin AG, Berlin, a German bank; and a director of GKN PLC, United Kingdom, a manufacturing company.

     BERGER G. WALLIN, 68, has served as a director of Sundstrand since 1995. From January 1996 until his retirement later that year, he was the Executive Vice President for Special Projects of Sundstrand. From 1990 to 1995, he was Executive Vice President and Chief Operating Officer, Industrial of Sundstrand.

     RICHARD A. ABDOO, 55, has served as a director of Sundstrand since 1996. Mr. Abdoo is a director and since 1991 the Chairman, President and Chief Executive Officer of Wisconsin Energy Corporation, Milwaukee, Wisconsin, a public utility holding company, and, since 1990, the Chairman and Chief Executive Officer of Wisconsin Electric Power Company, Wisconsin Energy Corporation's principal subsidiary. From 1990 to 1995, he was Chairman and Chief Executive Officer of Wisconsin Natural Gas Company, a former subsidiary of Wisconsin Energy Corporation. He is a director of United Wisconsin Services, Inc., Milwaukee, Wisconsin, a managed care company; Marshall & Ilsley Corporation, Milwaukee, Wisconsin, a multi-bank holding company; and Universal Foods Corporation, Milwaukee, Wisconsin, an ingredient manufacturer.

DIRECTORS WHOSE TERMS EXPIRE IN 2000 (OR UPON COMPLETION OF THE MERGER)

     CHARLES MARSHALL, 70, has served as a director of Sundstrand since 1989. Since June 1989, he has been the retired Vice Chairman of American Telephone and Telegraph Company, New York, New York, a company involved in information movement, management systems and communications. He is a director of Hartmarx Corporation, Chicago, Illinois, a company involved in the manufacture of clothing; Ceridian Corporation, Minneapolis, Minnesota, a diversified company in financial and educational services; GATX Corporation, Chicago, Illinois, a company involved in the operation of rail cars and Great Lakes vessels, bulk liquid terminals and financing for capital equipment and real estate; and Sonat, Inc., Birmingham, Alabama, a holding company for energy and energy services.

     ILENE S. GORDON, 45, has served as a director of Sundstrand since 1997. Since 1997, Ms. Gordon has served as the Vice President and General Manager of the Folding Carton Business of Tenneco Packaging, a unit of Tenneco, Inc., Greenwich, Connecticut, a global manufacturing company with interests in packaging and automotive parts. From 1994 to 1997, she was Corporate Vice President, Operations of Tenneco.

DIRECTORS WHOSE TERMS EXPIRE IN 2001 (OR UPON COMPLETION OF THE MERGER)

     WARD SMITH, 68, has served as a director of Sundstrand since 1983. From 1991 until his retirement in 1994, he was the Chairman of NACCO Industries, Inc., Mayfield Heights, Ohio, a coal mining company and a manufacturer of small home appliances and fork lift trucks. He is a director of Gulftech International Company, Pueblo, Colorado, a manufacturer of produce processing machinery; and a trustee of various mutual funds managed by Massachusetts Financial Services Company, Boston, Massachusetts, an investment adviser.

     J.P. BOLDUC, 59, has served as a director of Sundstrand since 1991. Mr. Bolduc is a director and, since 1995, Chairman and Chief Executive Officer of JPB Enterprises, Inc., Columbia, Maryland, a holding company with interests in the food, beverage, real estate, retail and manufacturing industries. From 1993 to 1995, Mr. Bolduc was President and Chief Executive Officer of W. R. Grace & Co., Boca Raton, Florida. He is a director of Marshall & Ilsley Corporation, Milwaukee, Wisconsin, a multi-bank holding company; Unisys Corporation, Blue Bell, Pennsylvania, a computer manufacturer and information technology company; Brothers Gourmet Coffees, Inc., Boca Raton, Florida, a specialty coffee company; and Proudfoot PLC, Richmond, England, an international management consultancy.

     GERALD GRINSTEIN, 66, has served as a director of Sundstrand since 1991. Mr. Grinstein is a director and since August 1997, the nonexecutive Chairman of the Board of Delta Air Lines, Inc., Atlanta, Georgia, a commercial airline. From September 1995 until his retirement at the end of that year, he was Chairman of Burlington Northern Santa Fe Corporation, Fort Worth, Texas, a diversified company in railroads and other businesses. From October 1990 to September 1995, Mr. Grinstein was Chairman and Chief Executive Officer of Burlington Northern, Inc. He is a director of Browning-Ferris Industries, Inc., Houston, Texas, a waste disposal company; Imperial Sugar Corporation, Sugar Land, Texas, a producer/marketer of refined sugar; PACCAR Inc., Bellevue, Washington, a heavy-duty truck manufacturer; The Pittston Company, Glen Allen, Virginia, a security services, freight transportation, logistics management and coal and gold mining exploration company; and Vans, Inc., Santa Fe Springs, California, a sporting goods manufacturer.

     ROBERT H. JENKINS, 56, has served as a director of Sundstrand since 1995 and has been its Chairman of the Board, President and Chief Executive Officer since 1997. From 1995 to 1997, he was the President and Chief Executive Officer of Sundstrand. From 1990 to 1995 he was Executive Vice President of Illinois Tool Works Inc., Glenview, Illinois, a company involved in the manufacture of construction products, engineered polymers, automotive and specialty components, packaging products/systems, and finishing systems. He is a director of AK Steel Holding Corporation, Middletown, Ohio, a steel manufacturer; Solutia, Inc., St. Louis, Missouri, a chemical company; and Cordant Technologies, Inc., Salt Lake City, Utah, an aerospace and industrial company.

SUNDSTRAND BOARD MEETINGS AND COMMITTEES

     During 1998, the Sundstrand board met six times, including one telephonic meeting. In addition, on one occasion the Sundstrand board took action by a unanimous written consent. Mr. Murmann is the only director who attended fewer than 75% of the Sundstrand Board meetings and meetings of committees of which he was a member.

     The Sundstrand board has four standing committees: the Audit, Compensation, Finance, and Nominating and Governance Committees.

     The members of the Audit Committee are Mr. Smith (Chairman), Mr. Marshall, Mr. Abdoo, Mr. Murmann and Ms. Gordon. The Audit Committee reviews Sundstrand's audited financial statements, the report of the external auditors, management's related letter, the adequacy of Sundstrand's internal financial controls, and Sundstrand's internal audit activity. The Audit Committee also recommends to the Sundstrand board the appointment of the external auditors and reviews their independence and the scope of the audit services they perform. The Audit Committee also oversees Sundstrand's policies and procedures regarding compliance with the law and oversees other significant Company policies, including its code of business conduct and ethics. The Audit Committee met three times during 1998.

     The members of the Compensation Committee are Mr. Grinstein (Chairman), Mr. Murmann, Mr. Smith and Mr. Bolduc. The Compensation Committee administers certain stock plans maintained by Sundstrand, fixes the salary and other forms of compensation paid to Sundstrand's elected officers, and reviews the compensation practices of businesses comparable to Sundstrand and within its industries. The Compensation Committee also reviews the compensation and benefits of the Sundstrand board and sets procedures for succession plans for the elected officers. The Compensation Committee met five times during 1998.

     The members of the Finance Committee are Mr. Abdoo (Chairman), Mr. Wallin, Mr. Jenkins and Ms. Gordon. The Finance Committee reviews Sundstrand's financial condition, proposed financing activities and its risk management program. The Finance Committee also recommends to the Sundstrand board changes in Sundstrand's capital structure, approves Sundstrand's investment and derivative policies, and has certain responsibilities for Sundstrand's employee benefit plans. The Finance Committee met four times during 1998.

     The members of the Nominating and Governance Committee are Mr. Marshall (Chairman), Mr. Bolduc, Mr. Wallin and Mr. Grinstein. The Nominating and Governance Committee recommends to the Sundstrand board changes in the size and composition of the Sundstrand board, nominees to fill vacancies and the directors to serve on each of the Sundstrand board committees. The Nominating and Governance Committee also reviews the performance of the Sundstrand board and its contribution, focuses attention on corporate governance matters and oversees the public affairs of Sundstrand. Generally, nominees for election to the Sundstrand board are selected on the basis of recognized achievements in business, education or other professional fields. The Nominating and Governance Committee met four times during 1998.

     Stockholder nominations for director will be considered by the Nominating and Governance Committee if they are made in writing and received by Sundstrand's Secretary at least 90 days before the anniversary date of the prior year annual meeting. The nomination procedures are discussed in greater detail in the Sundstrand bylaws. A copy of the procedures may be requested in writing from Sundstrand's Secretary.

DIRECTOR COMPENSATION

     For 1998, director compensation included:

Annual Retainer             $26,000
Attendance Fees             $1,200 for each Sundstrand board meeting
                            $1,000 for each Sundstrand board committee meeting
                            Expenses related to attendance
Stock Options               2,000 options
Additional Annual Retainer  the number of shares of Sundstrand common stock
  Paid in Restricted Stock  having a fair market value on the annual meeting date equal to $16,500

     The annual retainer, at the directors' election, may be paid in the form of cash or Sundstrand common stock or be deferred in either an interest bearing account under Sundstrand's Deferred Compensation Plan or in the form of restricted stock units under Sundstrand's Director Compensation Plan.

     The restricted stock that is paid as the additional retainer will be released upon the retirement of a director, and when Sundstrand's annualized return on equity commencing with the year of the award equals at least 12%. Mr. Jenkins is the only Sundstrand board member who is also a salaried employee. Since he is a salaried employee, the only portion of the director compensation that Mr. Jenkins is paid is the additional retainer.

     In addition, Sundstrand directors are provided a paid physical examination for themselves and their spouses, the use of Sundstrand's planes on an emergency basis, and participation in the Sundstrand Corporation Foundation's matching gifts program, which annually matches up to $2,000 of charitable gifts on a $2 for $1 of gift basis.

     Under the Director Emeritus Retirement Plan those directors whose service on the Sundstrand board began prior to April, 1998, upon retirement from the Sundstrand board are entitled to an annual retirement benefit equal to the retainer fee being paid to directors at the time of retirement. This retirement benefit is to be paid for a period of time equal to the time the director served on the Sundstrand board prior to April 1998.

     On June 10, 1999, Sundstrand will pay nonemployee directors an annual retainer consisting solely of $26,000.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee, with a membership of only nonemployee directors, has been assigned the overall responsibility for the review, modification and approval of the salary and other forms of compensation of the executive officers of Sundstrand. This compensation includes, among other things, restricted stock, restricted stock units, and options which may be granted under stock programs.

COMPENSATION PHILOSOPHY AND OBJECTIVES

     The executive compensation program is designed to achieve the following:

     - Attract, retain and motivate high quality executives and leaders on a long-term basis. One of the tools to achieve these goals is to provide Sundstrand officers with a compensation package that meets the competition in the marketplace. The Committee uses a selected peer group of companies to make that determination, and also takes into account the experience, responsibility and performance of the individual executive.

     - Maintain an appropriate balance between base salary and short- and long-term incentive opportunities.

     - Place a significant amount of compensation at risk at the higher executive levels. The Committee defines "at risk" to mean conditioning a portion of the incentive compensation of an executive on the financial results of Sundstrand as well as his or her independent performance as leader, team member and contributor to the attainment of those results in both a long- and near-term sense.

     - Link the financial interests of executives with those of the stockholders through significant stock ownership.

     The peer group of companies consists of 22 companies. Three of these companies are in the Standard & Poor's Diversified Manufacturing Index and two are in the Standard & Poor's Aerospace/ Defense Index. These indices are incorporated into the performance graph and table on page 82 of this proxy statement/prospectus.

     Sundstrand's executive compensation program is currently composed of the following: (1) an annual base salary; (2) an annual cash bonus; (3) the annual grant of restricted stock or restricted stock units and stock options; (4) a general benefit package consisting of retirement benefits and life, medical and disability insurance; and (5) personal benefits, which include among other things physical examinations, financial counseling, tax preparation and the use of Sundstrand planes.

     The Committee has an established objective that, when compared with the compensation paid by the peer group of companies, the base salary paid to Sundstrand's executive officers shall be at the 60th percentile, with total cash compensation (salary plus bonus) to be at the 75th percentile, with long-term incentive compensation (restricted stock and stock option grants) to be at the 50th percentile, and with net total compensation to be at the 60th percentile.

ANNUAL COMPONENT

     BASE SALARY. The Committee annually reviews the salary of each of Sundstrand's executive officers. In December 1998, Sundstrand's chief executive officer reviewed with the Committee each of the officers' performance, other than himself. He also commented upon the appropriateness of the salary and bonus compensation being paid to these officers. He discussed both the officers' performance and a comparison with the salary and bonus paid by the peer group of companies, taking into account the Committee's established objectives. Based on this review and other criteria, the Committee made various adjustments to the salary of each of Sundstrand's executive officers.

     INCENTIVE COMPENSATION PLANS. If in the applicable year Sundstrand achieved at least a 12% return on average total equity, Sundstrand's Officer Incentive Compensation Plan (the "Bonus Plan") provides Sundstrand's executive officers with the opportunity to receive an annual cash bonus based upon the achievement by Sundstrand of financial performance goals set by the Committee. The Committee determines the performance elements, their relative weight, and the bonus value assigned for various levels of element achievement. For each element the Committee sets a threshold, target and maximum achievement level. If the threshold level for any element is not achieved, no bonus can be earned with respect to that element. At target, the bonus amount is 100% and at the maximum the bonus amount generally is 160% of the target bonus amount. The target bonus amount under the Bonus Plan for each officer is a percentage of such officer's base salary and varies from 30% to 100% based on the position held. For 1998, Mr. Jenkins had the highest target potential at 100% of base salary. For 1999, there is no maximum achievement level on bonuses other than the plan limit of $1.5 million.

     The Committee selected earnings per share, cash flow from operations after capital expenditures and return on average total equity as the performance elements upon which 1998 bonus compensation would be based, with one-half of the bonus for Mr. Thomas and Mr. McKenna to be tied to similar performance elements for the Industrial or Aerospace Segment of Sundstrand as applicable. The elements were essentially equally weighted, and specific threshold, target and maximum achievement levels were set.

     After the performance of Sundstrand for 1998 was determined (and after adjustment for unusual and nonrecurring accounting issues), bonuses were determined for each of the executive officers other than Mr. Jenkins based upon the performance level achieved compared to the preestablished achievement levels. Although the Committee may adjust the bonus amounts as calculated, it did not elect to make any adjustments for 1998, other than for Mr. Jenkins, allowing his bonus to be limited only by the plan limit of $1.5 million.

LONG-TERM COMPONENT

     STOCK OPTIONS AND RESTRICTED STOCK. Sundstrand maintains stock plans under which the Committee may grant stock options, restricted stock and restricted stock units to executive officers of Sundstrand. The number of options, restricted shares and restricted stock units granted to an officer each year will vary based upon the position the officer holds and the officer's performance evaluation. Each year the Committee selects a performance element and achievement level which must be reached for an award of restricted stock and restricted stock units to be made. For 1998 the performance element and achievement level were a 12% return on average total equity.

     Stock options granted to an executive officer under Sundstrand's Stock Incentive Plan presently are granted at an exercise price equal to the fair market value of a share of Sundstrand common stock on the date of grant, become exercisable in increments of 25% on each of the second through fifth anniversary dates of the grant, and generally remain exercisable until the tenth anniversary date of the grant. Grants of restricted stock and restricted stock units are without cost to the executive officer and vest in increments of 20% per year in each of the fifth through ninth anniversary dates of the grant. A restricted stock unit entitles the executive officer to receive a share of Sundstrand common stock upon vesting of the unit.

     In December 1998, the Committee awarded both stock options and restricted stock units to Sundstrand's executive officers. The size of the restricted stock unit awards generally was consistent with the Committee's objectives for long-term incentive compensation and took into account the anticipated record sales and earnings for Sundstrand for 1998 as well as the officer's performance evaluation.

BENEFIT COMPONENT

     The Committee annually reviews with Sundstrand's chief executive officer the general and personal benefits available to the executive officers and makes recommendations as to the appropriateness of this compensation. The Committee determined that the level of general and personal benefits is consistent with the Committee's objectives and accordingly for 1998 did not recommend any changes.

COMPENSATION OF CHIEF EXECUTIVE OFFICER

     During the officer performance evaluation and the review of compensation of the peer group of companies made by the Committee at its December 1998 meeting, the Committee decided to increase Mr. Jenkins' salary from $700,000 to $750,000 since it was determined to be below the Committee's objective that his salary should be at the 60th percentile for the peer group of companies and to reflect his role in leading Sundstrand to the achievement of record sales and earnings.

     The cash bonus earned by Mr. Jenkins during 1998 was $1.5 million. This amount was determined in part based upon Sundstrand's financial performance as compared to the preestablished achievement levels for 1998 as discussed under "-- Annual Component -- Incentive Compensation Plans." Since Sundstrand's performance in 1998, when compared to the selected preestablished achievement levels, was well above target, Mr. Jenkins' bonus was set at the maximum permitted under the plan. Mr. Jenkins' opportunity level for 1998 was 100% of base salary at the target level. At the Committee's December 1998 meeting, it was decided that the opportunity level for 1999 for Mr. Jenkins will continue at 100% of base salary at the target level, with the maximum, as previously indicated, being limited only by the plan limit of $1.5 million.

     The Committee, as part of its compensation review in December 1998, granted to Mr. Jenkins 20,000 restricted stock units and 60,000 options, which options have a purchase price of $50.5938 per share representing the fair market value at the date of grant. In making these grants, the Committee considered Sundstrand's favorable performance compared to objectives established with Mr. Jenkins early in the year and Mr. Jenkins' role in leading Sundstrand to the achievement of record sales and earnings. In addition, the Committee determined that these grants were consistent with its objectives for the level of long-term incentives granted to Sundstrand's chief executive officer as compared to the chief executive officers of the selected peer group of companies.

                                          COMPENSATION COMMITTEE

                                          Gerald Grinstein, Chairman
                                          Klaus H. Murmann
                                          Ward Smith
                                          J. P. Bolduc

OWNERSHIP OF SUNDSTRAND COMMON STOCK

     The following table sets forth information regarding the beneficial ownership of Sundstrand common stock by (1) each person or group that is known to be the beneficial owner of more than 5% of the outstanding Sundstrand common stock, (2) each of the nominees and the directors, (3) each of the executive officers named in the Summary Compensation Table on page 75 of this proxy statement/prospectus, and (4) by the nominees, directors and officers as a group.

                                                      SHARES OF COMMON STOCK      PERCENT OF COMMON
NAME                                                    BENEFICIALLY OWNED        STOCK OUTSTANDING
----                                                  ----------------------      -----------------
Capital Research and Management Company and SMALLCAP
  World Fund, Inc...................................          4,340,100                  7.9%
                                                          and 3,200,000(1)               6.8%
John A. Levin & Co., Inc. and Baker, Fentress &
  Company...........................................          2,797,896(2)               5.1%

Klaus H. Murmann....................................             30,120*(3)               **
Berger G. Wallin....................................            127,681*(3)               **
Richard A. Abdoo....................................              3,098*(3)               **
Charles Marshall....................................             16,096*(3)               **
Ilene S. Gordon.....................................                965*(3)               **
Ward Smith..........................................             14,085*(3)               **
J. P. Bolduc........................................              7,848*(3)               **
Gerald Grinstein....................................              9,917*(3)               **
Robert H. Jenkins...................................             83,712*(3)(4)            **
Ronald F. McKenna...................................             53,696*(3)(4)            **
Patrick L. Thomas...................................             50,145*(3)(4)            **
Paul Donovan........................................             41,780*(3)(4)            **
DeWayne J. Fellows..................................             23,312*(3)(4)            **

The Directors and Officers as a Group (17 persons,
  including those named above)......................            497,130*(3)(4)            **

---------------
  * Shares owned as of May 6, 1999.

 ** Less than 1%.

(1) Based on Schedule 13-G dated February 8, 1999, shares held of record by Capital Research and Management Company, 333 South Hope Street, Los Angeles, California 90071, an investment adviser registered under the Investment Advisors Act of 1940, was 4,340,100 shares and shares held by SMALLCAP World Fund Inc., 333 South Hope Street, Los Angeles, California 90071, an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company, was 3,200,000.

(2) Based on Schedule 13-G dated February 12, 1999, shares held of record by John A. Levin & Co., Inc., One Rockefeller Plaza, New York, New York 10020 and Baker, Fentress & Company, 200 West Madison Street, Chicago, Illinois 60606. John A. Levin & Co., Inc. is an investment adviser registered under the Investment Advisors Act of 1940. Baker, Fentress & Company is an investment company registered under the Investment Company Act of 1940. Baker, Fentress is the shareholder of Levin Management Co., Inc., which is the sole stockholder of John A. Levin & Co., Inc.

(3) The number of shares of Sundstrand common stock beneficially owned includes stock options awarded under Sundstrand's Stock Incentive Plan, Management Stock Performance Plan or Nonemployee Director Stock Option Plan that such persons have a right to exercise within 60 days (assuming the merger is not completed) as follows: Mr. Jenkins -- 55,000; Mr. McKenna -- 10,750; Mr. Thomas -- 20,500; Mr. Donovan -- 10,000; Mr. Fellows -- 5,000; Mr.
    Murmann -- 4,500; Mr. Wallin -- 20,500; Mr. Abdoo -- 1,500; Mr.
    Marshall -- 1,500; Mr. Smith -- 4,500; Mr. Bolduc -- 4,500; Mr.
    Grinstein -- 4,500; and the nominees, directors and officers as a group -- 156,425.

(4) The number of shares of Sundstrand common stock beneficially owned does not include restricted stock units held by the five named officers under Sundstrand's 1989 Restricted Stock Plan and its Stock Incentive Plan. Such units held by the named officers are described in footnote (3) to the Summary Compensation Table. The officers as a group hold 158,900 restricted stock units. The restricted stock units held by the officers reflect a conversion of restricted stock granted prior to 1998 under the 1989 Restricted Stock Plan to such units and a grant of such units in December 1998 under the Stock Incentive Plan.

SUMMARY COMPENSATION TABLE

     The following table sets forth the compensation of Sundstrand's chairman of the board, president and chief executive officer and Sundstrand's four other most highly compensated executive officers.

                                                                                 LONG-TERM COMPENSATION AWARDS
                                                                              -----------------------------------
                                     ANNUAL COMPENSATION                      RESTRICTED
                                 ----------------------------                   STOCK                 ALL OTHER
NAME AND                                 SALARY      BONUS     OTHER ANNUAL     AWARDS     OPTIONS   COMPENSATION
PRINCIPAL POSITION               YEAR     ($)         ($)      COMPENSATION   ($)(2)(3)      (#)         ($)
------------------               ----   --------   ----------  ------------   ----------   -------   ------------
Robert H. Jenkins..............  1998   $700,000   $1,500,000     $   --      $1,028,316    60,000     $55,983(4)
  Chairman of the Board,         1997    650,000    1,034,150         --         769,688    50,000      26,709
  President and Chief Executive  1996    650,000      452,075         --         467,250    40,000      83,062(5)
  Officer
Ronald F. McKenna..............  1998   $400,000   $  437,500     $   --      $  404,750    35,000     $35,956(4)
  Executive Vice President       1997    360,000      401,940         --         307,875    30,000      14,399
  and Chief Operating Officer,   1996    263,087      166,920         --         368,875    25,000       6,541
  Aerospace
Patrick L. Thomas..............  1998   $385,000   $  359,917     $   --      $  354,157    35,000     $35,254(4)
  Executive Vice President       1997    375,000      358,838         --         307,875    30,000      18,762
  and Chief Operating Officer,   1996    350,000      194,740         --         233,625    25,000       8,194
  Industrial
Paul Donovan...................  1998   $375,000   $  373,669     $8,155(1)   $  354,157    35,000     $41,981(4)
  Executive Vice President       1997    360,000      343,656         --         256,563    30,000      19,032
  and Chief Financial Officer    1996    330,000      183,612         --         155,750    20,000       8,003
DeWayne J. Fellows.............  1998   $230,000   $  158,666     $   --      $  126,485    11,000     $12,766(4)
  Vice President and Controller  1997    210,000      133,644         --         102,625    10,000       6,521
                                 1996    210,000       87,633         --          58,406     8,000       4,603

---------------
(1) The amount represents compensation for the payment of taxes on income imputed for tax purposes.

(2) The amounts for 1998 report the fair market value of the restricted stock units awarded to the named executive officer in 1998. The amounts for 1996 and 1997 represent the fair value of restricted stock awarded to the named executive officer in each of these years. Dividends on restricted stock and on restricted stock units are paid at the same time and in the same amounts as dividends paid on Sundstrand common stock, but such amounts are not included in this column.

(3) On December 31, 1998, Mr. Jenkins held 27,256 shares of restricted stock and 84,000 restricted stock units which had an aggregate market value of $5,639,289; Mr. McKenna held 22,800 shares of restricted stock and 12,000 restricted stock units which had an aggregate market value of $1,763,925; Mr. Thomas held 16,000 shares of restricted stock and 21,400 restricted stock units which had an aggregate market value of $1,895,713; Mr. Donovan held 16,200 shares of restricted stock and 22,600 restricted stock units which had an aggregate market value of $1,966,675; and Mr. Fellows held 8,300 shares of restricted stock and 12,500 restricted stock units which had an aggregate market value of $1,054,300.

(4) The amounts include the portion of the projected cash surrender value available to the executive officer at the maturity of his split-dollar life insurance policy under Sundstrand's Executive Life Insurance Program, the contributions by Sundstrand on behalf of the executive officer under Sundstrand's Employee Savings Plan and the Supplemental Savings Plan (as further described in "The Merger -- Interests of Certain Persons in the Merger -- Equity-based Awards") and the difference between market interest rates determined pursuant to rules of the SEC and the interest credited by Sundstrand on salary and bonus deferred by the executive officers under Sundstrand's Deferred Compensation Plan, as follows:

                            1998 ALLOCATION                             1998 DIFFERENCE
                           OF PROJECTED CASH   1998 SAVINGS PLAN    BETWEEN MARKET INTEREST
EXECUTIVE OFFICER           SURRENDER VALUE       CONTRIBUTION      RATES AND EARNED RATES
-----------------          -----------------   ------------------   -----------------------
Robert H. Jenkins........       $13,681             $34,683                 $ 7,619
Ronald F. McKenna........       $ 7,817             $15,861                 $12,278
Patrick L. Thomas........       $ 7,524             $14,877                 $12,853
Paul Donovan.............       $ 7,329             $14,373                 $20,279
DeWayne J. Fellows.......       $ 4,495             $ 7,273                 $   998

(5) The amount set forth includes $69,137 incurred by Sundstrand in connection with Mr. Jenkins' relocation.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth the 1998 grants of nonqualified stock options under the Sundstrand Stock Incentive Plan to named executive officers. The hypothetical present values on the date of grant shown for stock options granted in 1998 are calculated under the Black-Scholes model for pricing options. The actual value before tax will be the excess of the market price of Sundstrand common stock at the time of exercise over the grant price. There is no assurance that the present value shown in the table will be realized.

INDIVIDUAL GRANTS

                                                   % OF TOTAL
                                                    OPTIONS
                                                    GRANTED
                                    NUMBER OF     TO EMPLOYEES    EXERCISE OR                  GRANT DATE
                                     OPTIONS       IN FISCAL      BASE PRICE     EXPIRATION     PRESENT
NAME                               GRANTED(1)         YEAR         ($/SHARE)        DATE        VALUE(2)
----                               -----------    ------------    -----------    ----------    ----------
Robert H. Jenkins................    60,000           7.21%        $50.5938       12/08/08      $814,200
Ronald F. McKenna................    35,000           4.21%         50.5938       12/08/08       474,950
Patrick L. Thomas................    35,000           4.21%         50.5938       12/08/08       474,950
Paul Donovan.....................    35,000           4.21%         50.5938       12/08/08       474,950
DeWayne J. Fellows...............    11,000           1.32%         50.5938       12/08/08       149,270

---------------
(1) Options become exercisable at a rate of 25% of each grant on the second through fifth anniversary dates of the date of grant, provided that if a Change in Control occurs as defined on page 80 of this proxy statement/prospectus, they will become immediately exercisable.

(2) The values are based on the Black-Scholes option pricing model, which is a mathematical formula used to value options traded on stock exchanges. Factors used to value the options granted on December 8, 1998 include a capital expected volatility rate of 22.3%, a risk-free rate of return based upon a ten year zero-coupon Treasury bond at 4.60%, a dividend yield of 1.3%, a projected time of exercise of seven years and a forfeiture rate of 3.0%

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth information on the exercise of stock options by the named executive officers in 1998, the number of options which were exercisable and nonexercisable in 1998, and the value of these options based upon the difference between the exercise price and the market price of the underlying shares of Sundstrand common stock as of December 31, 1998. The actual value before tax will be the excess of the market price of Sundstrand common stock over the exercise price at the time of exercise. There is no assurance that the values shown in the table will be realized.

                                                                                        VALUE OF UNEXERCISED
                             SHARES                 NUMBER OF UNEXERCISED OPTIONS           IN-THE-MONEY
                           ACQUIRED ON    VALUE          AT FISCAL YEAR-END          OPTIONS AT FISCAL YEAR-END
NAME                        EXERCISE     REALIZED     EXERCISABLE/UNEXERCISABLE      EXERCISABLE/UNEXERCISABLE
----                       -----------   --------   -----------------------------   ----------------------------
Robert H. Jenkins........        --            --          55,000/185,000               $947,890/$1,188,512
Ronald F. McKenna........    10,000      $473,125          10,750/ 85,250                200,844/   266,062
Patrick L. Thomas........        --            --          20,500/ 86,250                497,563/   294,374
Paul Donovan.............    10,314      $391,769          10,000/ 85,000                200,313/   321,093
DeWayne J. Fellows.......     6,126      $205,031           5,000/ 30,000                108,438/   156,469

RETIREMENT PLANS

     Generally, the retirement benefit to which an executive officer will be entitled upon retirement is provided under Sundstrand's tax-qualified Sundstrand Corporation Retirement Plan-Aerospace (the "Retirement Plan") and Sundstrand's non-tax-qualified Supplemental Retirement Plan (the "Supplemental Retirement Plan"). The eligibility for both plans is the same. The Supplemental Retirement Plan provides a lump-sum option for the total benefit accrued under that plan, while the Retirement Plan provides a lump-sum option for the portion of the benefit accrued under that plan prior to December 31, 1991.

     The following table sets forth estimated annual retirement benefits for representative years of service and three-year average annual earnings amounts.

                                     ESTIMATED ANNUAL RETIREMENT BENEFIT
                                     FOR REPRESENTATIVE YEARS OF SERVICE
  HIGHEST CONSECUTIVE     ----------------------------------------------------------
      THREE-YEAR                                                            30 OR
AVERAGE ANNUAL EARNINGS   10 YEARS   15 YEARS    20 YEARS     25 YEARS    MORE YEARS
-----------------------   --------   --------   ----------   ----------   ----------
      $  300,000          $ 66,667   $100,000   $  133,333   $  166,667   $  200,000
         600,000           133,333    200,000      266,667      333,333      400,000
         900,000           200,000    300,000      400,000      500,000      600,000
       1,200,000           266,667    400,000      533,333      666,667      800,000
       1,500,000           333,333    500,000      666,667      833,333    1,000,000
       1,800,000           400,000    600,000      800,000    1,000,000    1,200,000
       2,100,000           466,667    700,000      933,333    1,166,667    1,400,000
       2,400,000           533,333    800,000    1,066,667    1,333,333    1,600,000

     The combined amounts shown in the "Salary" and "Bonus" columns of the table under "-- Summary Compensation Table" are expected to approximate the three-year average annual earnings of an executive officer that would be used to determine his total retirement benefit under the Retirement Plan and the Supplemental Retirement Plan.

     Messrs. Jenkins, McKenna, Thomas, Donovan and Fellows, upon attainment of age 65, the normal retirement age under the plans, will have 12.5, 35.9, 40.7,
24.0 and 46.5 actual years of service with Sundstrand, respectively. Under the Supplemental Retirement Plan, certain of the elected officers, including Messrs. Jenkins and Donovan, are being credited with service using an accelerated formula. Accordingly, at age 65 they will have 30.0 and 30.0 years of service, respectively, used to determine their retirement benefit.

     Although the Retirement Plan benefit formula includes a reduction for 50% of a participant's monthly primary Social Security benefit earned at retirement, the amounts shown in the table do not reflect this reduction. The benefit amounts shown in the table are calculated based upon the straight life annuity form of payment under Sundstrand's Retirement Plan and Supplemental Retirement Plan.

     In addition to the foregoing, Sundstrand in 1998 matched, at the rate of $0.50 for each $1.00 of contribution, contributions made by an executive officer to Sundstrand's Employee Savings Plan with a current maximum match of 2% of the executive officer's eligible compensation. These amounts are reflected in the Summary Compensation Table on page 72 of this proxy statement/prospectus. Under Sundstrand's Deferred Compensation Plan, benefits are provided which are not available under Sundstrand's Employee Savings Plan because of Internal Revenue Code limitations on the amount of annual compensation that may be considered for determining contributions to Sundstrand's Employee Savings Plan.

     At the time of his employment, Mr. Jenkins entered into a letter agreement with Sundstrand which provides that he will receive a nonqualified benefit which, when combined with his benefits under the Retirement Plan and the Supplemental Retirement Plan, will equal the benefit that would be payable from these plans if it is assumed at such time that he had twice his actual years of service with Sundstrand. If he retires prior to age 65, Mr. Jenkins will receive the greater of the benefit determined under this agreement or the benefit determined under the Retirement and Supplemental Retirement Plans.

     Mr. Jenkins also has accrued a benefit under Sundstrand's Director Emeritus Retirement Plan for his 2.5 years of service on the Sundstrand board prior to April 1998. The plan is described in "Interests of Certain Persons in the Merger--Director Emeritus Retirement Plan."

EMPLOYMENT AGREEMENTS

     Sundstrand maintains an employment agreement with Mr. Jenkins (the "Jenkins Agreement") that is designed to assure Sundstrand of the ongoing benefit of his services. The Jenkins Agreement covers a three-year period (the "Employment Period"), which reduces to two years immediately prior to the automatic one-year extension which occurs each September 30, unless written notice is given to the contrary. Under the Jenkins Agreement, during the Employment Period Mr. Jenkins agrees not to compete with Sundstrand or to disclose confidential information concerning Sundstrand.

     The Jenkins Agreement provides that throughout the Employment Period, Sundstrand shall neither demote Mr. Jenkins nor assign to him any duties or responsibilities that are inconsistent with his position, duties and responsibilities as Sundstrand's chief executive officer. The Jenkins Agreement also provides that Sundstrand may not assign duties to Mr. Jenkins which would require him to move the location of his principal business office or principal place of residence outside the Rockford, Illinois area. Under the Jenkins Agreement, during the Employment Period, Mr. Jenkins is to receive a salary of not less than $750,000 per year, paid vacations and holidays, and fringe benefits and perquisites. He also is eligible to participate in Sundstrand's employee benefit plans, practices and programs, and is eligible to participate in other benefit plans that are in effect, including Sundstrand's Bonus Plan, Stock Incentive Plan, 1989 Restricted Stock Plan, Deferred Compensation Plan and Supplemental Retirement Plan.

     In the event Sundstrand fails to meets its obligation under the Jenkins Agreement, Mr. Jenkins will be entitled to receive for the Employment Period the salary and benefits he would have otherwise received if his employment had continued for such period. These benefits would not be payable, however, in the event his employment is terminated by reason of (1) conviction of a felony, (2) death, or (3) breach during the Employment Period of either his covenant not to compete or his covenant not to disclose confidential information and failure to cure such breach (the "enumerated reasons"). The Jenkins Agreement also provides for the reimbursement of legal expenses incurred in connection with certain claims or legal proceedings brought under or involving the Jenkins Agreement.

     The Jenkins Agreement requires Sundstrand to make an additional "gross-up payment" to Mr. Jenkins to offset the effect of any excise tax imposed under
Section 4999 of the Internal Revenue Code, on any payment made to him in connection with his employment with Sundstrand. The amount of the gross-up payment, if any, may be substantial and will depend upon numerous factors, including the price per share of Sundstrand common stock and the extent, if any, that payments or benefits made to Mr. Jenkins constitute "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code.

     The Jenkins Agreement provides, upon a Change in Control during the Employment Period, that: (1) all restrictions on any restricted stock or restricted stock units granted to Mr. Jenkins under any stock plan sponsored by Sundstrand shall lapse with all the stock and stock units immediately vesting;
(2) all outstanding stock options held by Mr. Jenkins shall become fully vested and immediately exercisable; (3) commencing at the time of Mr. Jenkins' termination of employment, he shall be provided with the same health care coverage as provided to other eligible retirees and with a life insurance benefit of five times his base salary as in effect on the date of termination for three years following the date of termination, and one times such base salary thereafter; and (4) Mr. Jenkins shall become fully vested in a retirement benefit determined pursuant to the provisions of the Retirement Plan and Supplemental Retirement Plan, with such benefit calculated as though he had at least 20 years of service. The Jenkins Agreement also provides that upon his termination of employment following a Change in Control, in addition to all other amounts payable under the Jenkins Agreement, he will within five days of such termination be paid in a single lump sum all amounts accrued but unpaid under the agreement, including salary, vacation pay, bonuses and other incentive compensation plus, if his employment is terminated for any reason other than the enumerated reasons or disability or certain voluntary terminations, he will receive (1) a "Pro Rata Bonus" (as defined in the Jenkins Agreement), (2) a lump-sum cash payment equal to three times the sum of the base salary and bonus (the base salary at least equal to his base salary in effect prior to a Change in Control and the bonus equal to the "Bonus Amount," as defined in the Jenkins Agreement), subject to certain adjustments, (3) continuation of life insurance, disability, medical, dental, hospitalization, pension, profit-sharing, savings and retirement benefits for a period of up to 36 months and (4) a lump-sum cash amount equal to three years of contributions to Mr. Jenkins' savings and supplemental savings accounts.

     Assuming a Change in Control occurred on May 1, 1999, and his employment were terminated in a manner giving rise to payment of severance benefits on that date, the approximate value of the cash payments that would be paid pursuant to the Jenkins Agreements as described above (other than the gross-up payment, if applicable) would be $13,378,935. In addition, he would be entitled to receive 111,256 shares of restricted stock and restricted stock units, and the 185,000 unexercisable stock options held by him would become fully exercisable. Mr. Jenkins also would be entitled to receive the non-cash benefits described in the previous paragraph.

     On June 1, 1998, Sundstrand entered into substantially identical employment agreements with Messrs. McKenna, Thomas, Donovan and Fellows. These four agreements are collectively referred to as the "Employment Agreement." The rights and obligations set forth in the Employment Agreement arise for a period of up to three years following a Change in Control (the "Term"), provided that the Change in Control occurs during the "Protected Period" defined in the Employment Agreement. The Employment Agreement sets forth the terms and conditions of the executive's employment, annual base salary and participation by the executive in Sundstrand's benefit plans. If the executive's employment is terminated during the Term (1) by Sundstrand other than for "Cause" (as defined in the Employment Agreement), (2) by the executive for "Good Reason" (as defined in the Employment Agreement) or (3) by the executive, having given notice during the eight months following the Change in Control, effective as of the first anniversary of the Change in Control, he will be entitled to receive (a) a "Pro-Rata Bonus" (as defined in the Employment Agreement), (b) a lump-sum cash payment equal to three times the sum of his base salary and bonus (the base salary at least equal to his base salary in effect prior to a Change in Control and the bonus equal to the "Bonus Amount" as defined in the Employment Agreement), subject to certain adjustments, (c) continuation of life insurance, disability, medical, dental and hospitalization benefits for a period of up to 36 months and (d) a lump-sum cash payment reflecting certain retirement benefits he would have been entitled to receive had he remained employed by Sundstrand for an additional three years, subject to certain adjustments. In addition, (1) for purposes of Sundstrand's supplemental retirement plan, he will be treated (other than for purposes of calculating years of service credit thereunder) as if he was at least age 55 as of the date of termination, (2) the eligibility requirements of Sundstrand's retiree health insurance plan will be waived, and commencing on the executive's termination of employment he will be provided with the same health care coverage as provided to other eligible retirees and (3) the age and service requirements of Sundstrand's executive life insurance program will be waived, and he will be provided with a life insurance benefit of five times the base salary in effect on the date of termination for three years following the termination date and one times such base salary thereafter.

     In addition, under the Employment Agreement, all restrictions on any outstanding incentive awards will lapse and become fully vested, and all outstanding stock options shall become fully vested and immediately exercisable. The Employment Agreement also provides that Sundstrand will pay all legal fees and related expenses incurred by the executive arising out of his employment or termination of employment if, in general, the circumstances for which he has retained legal counsel occurred on or after a Change in Control. Under the Employment Agreement, Sundstrand also is required to make an additional "gross-up payment" to the executive to fully offset the effect of any excise tax imposed under Section 4999 of the Internal Revenue Code on any payment made to him under the Employment Agreement, the 1989 Restricted Stock Plan, the Stock Incentive Plan, or any other incentive compensation or bonus plan. The amount of the gross-up payment, if any, may be substantial and will depend upon numerous factors, including the price per share of Sundstrand common stock and the extent, if any, that payments or benefits made to the executive constitute "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code.

     Assuming a Change in Control occurred on May 1, 1999, and their employment was terminated in a manner giving rise to payment of severance benefits on that date, the approximate amount of cash payments that would have been paid pursuant to the Employment Agreement as described above (other than the gross-up payment, if applicable) would have been $3,416,060 for Mr. McKenna, $5,571,304 for Mr. Thomas, $6,435,190 for Mr. Donovan and $2,604,024 for Mr. Fellows. The number of shares of restricted stock and/or restricted stock units they would have been entitled to receive and the number of unexercisable stock options that would have become fully exercisable as a result of the Change in Control would have been 34,240 shares and units and 85,250 stock options for Mr. McKenna; 36,600 shares and units and 86,250 stock options for Mr. Thomas; 38,800 shares and units and 85,000 stock options for Mr. Donovan; and 20,800 shares and units and 30,000 options for Mr. Fellows. Messrs. McKenna, Thomas, Donovan and Fellows also would be entitled to the non-cash benefits described above. The retirement benefit to which each of the executives would be entitled would be paid pursuant to the Retirement and Supplemental Retirement Plans as discussed on page 77 of this proxy statement/ prospectus.

     In general, for purposes of the Jenkins Agreement, each Employment Agreement and the various stock plans maintained by Sundstrand, a "Change in Control" is defined as any of the following events: (1) the acquisition (other than from Sundstrand) by any person (as defined in Sections 13(d) or 14(d) of the 1934 Act of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of 25% or more of the combined voting power of Sundstrand's then-outstanding voting securities; (2) the individuals who, as of June 1, 1998, are members of Sundstrand's board (the "Incumbent Board"), cease for any reason to constitute a majority of Sundstrand's board, unless the election, or nomination for election by Sundstrand stockholders, of any new director was approved by a vote of a majority of the Incumbent Board; or (3) approval by Sundstrand stockholders of (a) a merger or consolidation involving

Sundstrand if the Sundstrand stockholders, immediately before such merger or consolidation, do not, as a result of such merger or consolidation, own, directly or indirectly, more than 67% of the combined voting power of the then-outstanding voting securities of the corporation resulting from such merger or consolidation in substantially the same proportion as their ownership of the combined voting power of the voting securities of Sundstrand outstanding immediately before such merger or consolidation or (b) a complete liquidation or dissolution of Sundstrand or an agreement for the sale or other disposition of all or substantially all of the assets of Sundstrand. A Change in Control shall not be deemed to occur by reason of an acquisition referred to in clause (1) above because 25% or more of the combined voting power of Sundstrand's then-outstanding securities is acquired by (1) a trustee or other fiduciary holding securities under one or more employee benefit plans maintained by Sundstrand or any of its subsidiaries or (2) any corporation that, immediately prior to such acquisition, is owned, directly or indirectly, by the Sundstrand stockholders in the same proportion as their ownership of stock in Sundstrand immediately prior to such acquisition.

TRANSACTIONS AND LOANS WITH MANAGEMENT

     Effective October 1, 1992, Sundstrand discontinued making loans under its 1984 Elected Officers' Loan Program, but allowed existing loans to continue to maturity. As of March 29, 1999, Messrs. Donovan and Fellows had loans outstanding in the amount of $957,000 and $215,000, respectively. The interest rate charged on each of the loans is 5.89%, and each loan will mature on September 1, 2000. The loans are fully collateralized. The indicated amounts were the largest amounts outstanding during 1998.

PERFORMANCE GRAPH AND TABLE

     The following performance graph and table compare the five-year cumulative total stockholder return, assuming reinvestment of dividends, on $100 invested on December 31, 1993, in each of Sundstrand common stock, Standard & Poor's 500 Stock Index, Standard & Poor's Aerospace/Defense Index and Standard & Poor's Diversified Manufacturing Index. The Standard & Poor's Aerospace/Defense and Diversified Manufacturing Indices were selected as properly reflecting Sundstrand's involvement in the aerospace and industrial market segments, the sales in each of these market segments being 61.3% and 38.7%, respectively, of Sundstrand's total sales in 1998.

                          PERFORMANCE TABLE AND GRAPH
[SUNSTRAND PERFORMANCE CHART]

                                                                                              S&P
                                             SUNDSTRAND              S&P 500           AEROSPACE/DEFENSE     S&P DIVERSIFIED MFG
                                             ----------              -------           -----------------     -------------------
'1993'                                          100                    100                    100                    100
'1994'                                          111                    101                    107                    103
'1995'                                          176                    140                    177                    145
'1996'                                          216                    172                    228                    193
'1997'                                          260                    229                    237                    265
'1998'                                          271                    294                    218                    325

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the 1934 Act requires Sundstrand's directors and officers to file reports with the SEC and the New York Stock Exchange indicating their beneficial ownership of Sundstrand common stock.

     Based upon a review of forms that were received with respect to 1998, Sundstrand believes that all Section 16(a) filing requirements applicable to its directors and officers have been met, except that one late report on Form 4 was filed by each of Mr. Marshall covering the exercise of 1,500 stock options issued to him under Sundstrand's Nonemployee Director Stock Option Plan, Mr. Murmann covering the purchase of 8,700 shares of Sundstrand common stock, and Mr. Thomas covering the sale of 259 shares of

Sundstrand common stock to meet tax withholding requirements with respect to a release of restricted stock.

OTHER BUSINESS TO BE TRANSACTED

     The election of directors and the approval of the merger agreement and the merger are the only items of business that management knows will be presented at the special meeting. If any other matter is properly brought before the special meeting, the persons named in the enclosed proxy will vote the proxy in accordance with their judgment on such matters.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     Ernst & Young LLP were Sundstrand's independent certified public accountants for 1998 and have been selected as its independent certified public accountants for 1999. Representatives of Ernst & Young LLP will be present at the special meeting and will be given the opportunity to make any comments they wish and to respond to appropriate questions.

FUTURE STOCKHOLDER PROPOSALS

     Sundstrand will hold an annual meeting in the year 2000 only if the merger has not already been completed. If such annual meeting is held, stockholders' proposals will be eligible for consideration for inclusion in the proxy statement for the 2000 annual meeting pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended, if such proposals are received by Sundstrand within a reasonable time before the solicitation of proxies for such meeting is made. Notices of stockholders' proposals submitted outside the processes of Rule 14a-8 will be considered timely, pursuant to the advance notice requirement set forth in Article II, Section 2.8 of Sundstrand's bylaws, if such notices are delivered to or mailed and received by Sundstrand during the period beginning on March 10, 2000 and ending at the close of business on April 11, 2000. Any such proposal or notice should be directed to the attention of the Secretary, Sundstrand Corporation, 4949 Harrison Avenue, P.O. Box 7003, Rockford, Illinois, 61125-7003.

                                 LEGAL MATTERS

     The legality of the shares of United Technologies common stock to be issued in connection with the merger is being passed upon for United Technologies by William H. Trachsel, Senior Vice President, General Counsel & Secretary of United Technologies. Mr. Trachsel owns shares of United Technologies common stock and holds options to purchase additional shares. Certain legal matters with respect to the federal income tax consequences of the merger will be passed upon for United Technologies by Wachtell, Lipton, Rosen & Katz, New York, New York. Certain legal matters with respect to the federal income tax consequences of the merger will be passed upon for Sundstrand by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                      WHERE YOU CAN FIND MORE INFORMATION

     Sundstrand and United Technologies file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we have filed at the SEC's public reference rooms. Please call the SEC at 1-800-SEC-0330 for information on the public reference rooms or visit the following locations of the SEC:

Public Reference Room      New York Regional Office     Chicago Regional Office
  450 Fifth Street, N.W.      7 World Trade Center           Citicorp Center
      Room 1024                  Suite 1300            500 West Madison Street
   Washington, DC 20539    New York, New York 10048           Suite 1400
                                                       Chicago, Illinois 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

     United Technologies filed a registration statement on Form S-4 to register with the SEC United Technologies common stock that may be issued to Sundstrand stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of United Technologies in addition to being a proxy statement of Sundstrand for the special meeting, which will also serve as a special meeting in lieu of an annual meeting. As allowed by SEC rules, this proxy statement/ prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     The SEC allows Sundstrand and United Technologies to "incorporate by reference" information into this proxy statement/prospectus, which means important information may be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this proxy statement/prospectus. This proxy statement/ prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about our companies and their financial condition.

UNITED TECHNOLOGIES SEC FILINGS                DESCRIPTION OR
(FILE NO. 1-812)                               PERIOD/AS OF DATE
---------------------------------------------  ---------------------------------------------
Annual Report on Form 10-K                     Year ended December 31, 1998
Current Reports on Form 8-K                    Filed on February 23, 1999, March 19, 1999,
                                               April 14, 1999 and May 4, 1999
Registration Statement on Form S-3, dated May  Description of United Technologies common
1, 1997                                        stock contained therein and any amendment or
                                               report filed for the purpose of updating such
                                               description
Proxy Statement                                Filed March 29, 1999

SUNDSTRAND SEC FILINGS                         DESCRIPTION OR
(FILE NO. 1-5358)                              PERIOD/AS OF DATE
---------------------------------------------  ---------------------------------------------
Amendment to Annual Report on Form 10-K/A      Year ended December 31, 1998
Annual Report on Form 10-K                     Year ended December 31, 1998
Current Report on Form 8-K                     Filed on February 23, 1999

     Sundstrand and United Technologies are also incorporating by reference additional documents that either company may file with the SEC pursuant to the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder between the date of this proxy statement/prospectus and the date of the Sundstrand special meeting. These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as proxy statements.

     United Technologies has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to United Technologies, and Sundstrand has supplied all such information relating to Sundstrand.

     If you are a stockholder, United Technologies and Sundstrand may have sent you some of the documents incorporated by reference, but you can obtain any of them through us, the SEC, or the SEC's internet world wide web site as described above. Documents incorporated by reference are available from us without charge, excluding all exhibits, unless we have specifically incorporated by reference an exhibit in this proxy statement/prospectus. Stockholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate party at the following address:

         Sundstrand Corporation                 United Technologies Corporation
          4949 Harrison Avenue                        One Financial Plaza
              P.O. Box 7003                       Hartford, Connecticut 06101
      Rockford, Illinois 61125-7003                Telephone: (860) 728-7000
        Telephone: (815) 226-6000                    Attention: Secretary
          Attention: Secretary                    website: http://www.utc.com
   website: http://www.sundstrand.com

     If you would like to request documents from us, please do so by June 3, 1999 to receive them before the special meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

     WE HAVE AUTHORIZED NO ONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION ABOUT THE PROPOSED MERGER INVOLVING OUR COMPANIES THAT DIFFERS FROM OR ADDS TO THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS OR IN THE DOCUMENTS OUR COMPANIES HAVE PUBLICLY FILED WITH THE SEC. THEREFORE, IF ANYONE SHOULD GIVE YOU ANY DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

     IF YOU LIVE IN A JURISDICTION WHERE IT IS UNLAWFUL TO OFFER TO EXCHANGE OR SELL, OR TO ASK FOR OFFERS TO EXCHANGE OR BUY, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR TO ASK FOR PROXIES, OR, IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT SUCH ACTIVITIES, THEN THE OFFER PRESENTED BY THIS PROXY STATEMENT/PROSPECTUS DOES NOT EXTEND TO YOU.

     THE INFORMATION CONTAINED IN THIS DOCUMENT SPEAKS ONLY AS OF THE DATE INDICATED ON THE COVER OF THIS DOCUMENT, UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

                                                                      APPENDIX A

                                                                  EXECUTION COPY

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                        UNITED TECHNOLOGIES CORPORATION

                                  HSSAIL INC.

                                      AND

                             SUNDSTRAND CORPORATION

                               February 21, 1999

                               TABLE OF CONTENTS

                                                                    PAGE
                                                                    ----
                               ARTICLE I
                               THE MERGER

1.1   The Merger..................................................   A-1
1.2   Effective Time..............................................   A-1
1.3   Closing of the Merger.......................................   A-1
1.4   Effects of the Merger.......................................   A-1
1.5   Certificate of Incorporation and By-laws of the Surviving
      Corporation.................................................   A-1
1.6   Directors and Officers of the Surviving Corporation.........   A-2
                               ARTICLE II
           CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

2.1   Conversion of Capital Stock.................................   A-2
2.2   Exchange Ratio; Fractional Shares; Adjustments..............   A-3
2.3   Exchange of Certificates....................................   A-4
2.4   Stock Options and Other Stock Awards........................   A-6
                              ARTICLE III
             REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1   Organization, Qualification, Etc............................   A-7
3.2   Capitalization..............................................   A-8
3.3   Corporate Authority Relative to this Agreement; No
      Violation; Approvals........................................   A-9
3.4   Reports and Financial Statements............................  A-10
3.5   No Undisclosed Liabilities..................................  A-10
3.6   Permits; No Violation of Law................................  A-10
3.7   Environmental Laws and Regulations..........................  A-10
3.8   Employee Benefits...........................................  A-12
3.9   Certain Contracts...........................................  A-13
3.10  Intellectual Property.......................................  A-14
3.11  Absence of Certain Changes or Events........................  A-14
3.12  Investigations; Litigation..................................  A-14
3.13  Proxy Statement; Registration Statement; Other
      Information.................................................  A-15
3.14  Section 203 of DGCL; Rights Agreement.......................  A-15
3.15  Board Action................................................  A-15
3.16  Tax Matters.................................................  A-15
3.17  Labor Matters...............................................  A-16
3.18  Year 2000 Compliance........................................  A-16
3.19  Opinion of Financial Advisor................................  A-16
3.20  Required Vote of the Company Stockholders...................  A-16
3.21  Brokers.....................................................  A-17
                               ARTICLE IV
        REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

4.1   Organization, Qualification, Etc............................  A-17
4.2   Capitalization..............................................  A-17
4.3   Corporate Authority Relative to this Agreement; No
      Violation; Approvals........................................  A-18

                                                                    PAGE
                                                                    ----
4.4   Reports and Financial Statements............................  A-18
4.5   Absence of Certain Changes or Events........................  A-19
4.6   Proxy Statement; Registration Statement; Other
        Information...............................................  A-19
4.7   Board Action................................................  A-19
4.8   Lack of Ownership of Company Common Stock...................  A-19
4.9   No Required Vote of Parent Stockholders.....................  A-19
4.10  Brokers.....................................................  A-19
                               ARTICLE V
               COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1   Conduct of Business by the Company Prior to the Effective
        Time......................................................  A-20
5.2   Advice of Changes...........................................  A-21
5.3   Conduct of Parent's Operations..............................  A-22
                               ARTICLE VI
                         ADDITIONAL AGREEMENTS

6.1   Regulatory Matters..........................................  A-22
6.2   Access to Information.......................................  A-23
6.3   Company Stockholders Meeting................................  A-23
6.4   Legal and Other Conditions to Merger........................  A-24
6.5   Affiliates of the Company...................................  A-24
6.6   Stock Exchange Listing......................................  A-24
6.7   Employee Benefits...........................................  A-24
6.8   Indemnification; Directors' and Officers' Insurance.........  A-26
6.9   Additional Agreements.......................................  A-26
6.10  Public Announcements........................................  A-26
6.11  Merger Sub..................................................  A-26
6.12  Subsequent Financial Statements.............................  A-26
6.13  No Solicitation.............................................  A-26
                              ARTICLE VII
                          CONDITIONS PRECEDENT

7.1   Conditions to Each Party's Obligation to Effect the
        Merger....................................................  A-28
7.2   Conditions to Obligations of the Company....................  A-28
7.3   Conditions to Obligations of Parent.........................  A-29
                              ARTICLE VIII
                       TERMINATION AND AMENDMENT

8.1   Termination.................................................  A-29
8.2   Effect of Termination.......................................  A-30
8.3   Amendment; Extension; Waiver................................  A-31
                               ARTICLE IX
                           GENERAL PROVISIONS

9.1   Nonsurvival of Representations, Warranties and Agreements...  A-31
9.2   Expenses....................................................  A-31
9.3   Notices.....................................................  A-31

                                                                    PAGE
                                                                    ----
9.4   Interpretation; Certain Definitions.........................  A-32
9.5   Counterparts................................................  A-33
9.6   Entire Agreement............................................  A-33
9.7   Governing Law...............................................  A-33
9.8   Consent to Jurisdiction; Venue..............................  A-33
9.9   Specific Performance........................................  A-33
9.10  Severability................................................  A-33
9.11  Assignment; Third Party Beneficiaries.......................  A-34

Exhibit A -- Form of Affiliate Letter

                          AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger (this "Agreement"), dated as of February 21, 1999, is among United Technologies Corporation, a Delaware corporation ("Parent"), HSSail Inc., a Delaware corporation and a wholly owned direct Subsidiary (as defined herein) of Parent ("Merger Sub"), and Sundstrand Corporation, a Delaware corporation (the "Company").

     WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have determined that it is advisable and in the best interests of their respective stockholders for the Company to merge with and into Merger Sub (the "Merger," unless Parent makes a Cash Election (as defined herein) pursuant to
Section 2.1(e), in which case the "Merger" shall mean the merger of Merger Sub with and into the Company) upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the "DGCL");

     WHEREAS, for federal income tax purposes, it is intended, unless Parent makes a Cash Election, that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined herein), except as set forth below, the Company shall be merged with and into Merger Sub and as a result of the Merger, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving corporation of the Merger (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of the Company in accordance with the DGCL; provided, however, that in the event that Parent makes a Cash Election pursuant to Section 2.1(e), Merger Sub shall be merged with and into the Company and as a result of the Merger the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

     1.2 EFFECTIVE TIME. No later than two business days (or such other date and time as the parties shall agree) after the satisfaction or, if permissible, waiver of the conditions set forth in Article VII (the "Closing Date"), the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware (the "Delaware Secretary of State") a certificate of merger (the "Certificate of Merger"), in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the date and time of such filing or, if another date and time is specified in such filing, such specified date and time, the "Effective Time").

     1.3 CLOSING OF THE MERGER. The closing of the Merger (the "Closing") shall take place at 10:00 a.m. on the Closing Date at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York unless another place, time or date is agreed to by the parties hereto.

     1.4  EFFECTS OF THE MERGER.  The Merger shall have the effects set forth in
Section 259 of the DGCL.

     1.5  CERTIFICATE OF INCORPORATION AND BY-LAWS OF THE SURVIVING
CORPORATION. If Merger Sub continues as the Surviving Corporation of the Merger, at the Effective Time, (i) the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that Article I of the Certificate of Incorporation of the Surviving Corporation shall read as follows: "The name of the company is "Hamilton Sundstrand Corporation") shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended in accordance with the DGCL, and (ii) the By-laws of Merger Sub,

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

as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation, until thereafter amended in accordance with the DGCL. If the Company continues as the Surviving Corporation of the Merger, (i) the Certificate of Incorporation of the Company shall be amended at the Effective Time to read in its entirety as the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that Article I of the Certificate of Incorporation of the Surviving Corporation shall read as follows: "The name of the company is "Hamilton Sundstrand Corporation"), and shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended in accordance with the DGCL; and (ii) the By-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation, until amended in accordance with the DGCL.

     1.6 DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and the By-laws of the Surviving Corporation.

                                   ARTICLE II

               CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

     2.1 CONVERSION OF CAPITAL STOCK. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or holders of any of the following securities:

          (a) Each share of common stock, $0.01 par value, of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, $0.01 par value, of the Surviving Corporation, and the Surviving Corporation shall be a wholly owned Subsidiary of Parent. Such newly issued shares shall thereafter constitute all of the issued and outstanding capital stock of the Surviving Corporation.

          (b) Each share of capital stock of the Company held in the treasury of the Company shall be cancelled and retired and no payment shall be made in respect thereof.

          (c) Subject to Section 2.1(e), each outstanding share of common stock, $0.50 par value, of the Company ("Company Common Stock") shall be converted into and become the right to receive (i) subject to Section 2.2, a fraction of a share of common stock, par value $1.00 per share, of Parent ("Parent Common Stock") equal to the Exchange Ratio (as defined in Section 2.2) (the "Stock Consideration") and (ii) cash (the "Cash Consideration," and the Stock Consideration collectively referred to as the "Merger Consideration") of $35.

          (d) Each outstanding share of Company Common Stock the holder of which has perfected his right to dissent under applicable law and has not effectively withdrawn or lost such right as of the Effective Date (the "Dissenting Shares") shall not be converted into or represent a right to receive the Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by applicable law. The Company shall give Parent prompt notice upon receipt by the Company of any such written demands for payment of the fair value of such Dissenting Shares and of withdrawals of such notice and any other instruments provided pursuant to applicable law (any shareholder duly making such demand, a "Dissenting Shareholder"). Any payments made in respect of Dissenting Shares shall be made by the Surviving Corporation.

          (e) If (i) the Parent Share Price (as defined herein) is equal to or less than $112.8938 (the "Reference Price") and (ii) Parent makes a cash election (the "Cash Election") by providing written notice to the Company of its exercise of its cash election right under this Section 2.1(e) promptly after expiration of the Measurement Period (as defined below), then the Merger Consideration to be received in respect of each share of Company Common Stock shall consist solely of the right to receive $70.00 in Cash Consideration.

     2.2  EXCHANGE RATIO; FRACTIONAL SHARES; ADJUSTMENTS.

     (a) EXCHANGE RATIO. The "Exchange Ratio" shall mean .2790; provided, however, that in the event that:

          (i) the product obtained by multiplying (X) .2790 by (Y) the average of the closing price of shares of Parent Common Stock (the "Parent Share Price") as reported on the New York Stock Exchange, Inc. ("NYSE") Composite Tape (the "NYSE Composite Tape") on each of the ten consecutive trading days immediately preceding the fifth trading day prior to the date of the Company Stockholders Meeting (the "Measurement Period") is greater than $39.25, then the "Exchange Ratio" shall mean the quotient (rounded to the nearest 1/10,000) obtained by dividing (X) $39.25 by (Y) the Parent Share Price; or

          (ii) the product obtained by multiplying (X) .2790 by (Y) the Parent Share Price is less than $35.00, then the "Exchange Ratio" shall mean the quotient (rounded to the nearest 1/10,000) obtained by dividing (X) $35.00 by (Y) the Parent Share Price.

     (b) NO ISSUANCE OF FRACTIONAL SHARES.

          (i) No certificates or scrip for fractional shares of Parent Common Stock shall be issued as a result of the conversion provided for in Section 2.1(c), and such fractional share interests will not entitle the owner thereof to vote or to any rights as a stockholder of Parent.

          (ii) As promptly as practicable following the Effective Time, the Exchange Agent (as defined herein) shall determine the excess of the number of full shares of Parent Common Stock delivered to the Exchange Agent by Parent pursuant to Section 2.3(a) over the aggregate number of full shares of Parent Common Stock to be distributed to the former holders of Company Common Stock pursuant to Section 2.3(b) (such excess being herein called the "Excess Shares"). As soon after the Effective Time as practicable, the Exchange Agent, as agent for the holders of the Parent Common Stock, shall sell the Excess Shares at then prevailing prices for Parent Common Stock on the NYSE, all in the manner provided in paragraph (iii) of this Section 2.2(b).

          (iii) The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE in round lots to the greatest extent practicable. Until the net proceeds of such sale or sales have been distributed to the former holders of Company Common Stock, the Exchange Agent shall hold such proceeds in trust for the holders of such stock (the "Shares Trust"). The Surviving Corporation shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Excess Shares. The Exchange Agent shall determine the portion of the Shares Trust to which each former holder of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of Company Common Stock is entitled and the denominator of which is the aggregate amount of fractional share interests to which all former holders of Company Common Stock, as applicable, are entitled.

          (iv) As soon as practicable after the determination of the amount of cash, if any, to be paid to the former holders of Company Common Stock, in lieu of fractional share interests, the Exchange Agent shall make available such amounts to such former holders, net of any applicable withholding tax.

     (c) ADJUSTMENTS. In the event that prior to the Effective Time Parent shall declare a stock dividend or other distribution payable in shares of Parent Common Stock or securities convertible into shares of Parent Common Stock, or effect a stock split, reclassification, combination or other change with respect to shares of Parent Common Stock, the Exchange Ratio and the Reference Price set forth in this Article II shall be adjusted to reflect such dividend, distribution, stock split, reclassification, combination or other change.

     2.3  EXCHANGE OF CERTIFICATES.

     (a) EXCHANGE AGENT. Immediately prior to the Effective Time, Parent shall deposit with Harris Bank and Trust Company, or such other bank or trust company designated by the Company and reasonably acceptable to Parent (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock (the "Company Stockholders"), for exchange in accordance with this Section 2.3, (i) certificates representing the aggregate Stock Consideration issuable pursuant to
Section 2.1 and (ii) cash representing the aggregate Cash Consideration issuable pursuant to Section 2.1 (such shares of Parent Common Stock together with any dividends or distributions with respect thereto, the Cash Consideration and the Shares Trust, the "Exchange Fund").

     (b) EXCHANGE PROCEDURES. As soon as practicable after the Effective Time, but in no event more than three business days thereafter, the Exchange Agent shall mail to each holder of record of a certificate or certificates which prior thereto represented Company Common Stock (the "Certificates") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and shall be in such form and have such other customary provisions as Parent may reasonably specify) and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a duly executed letter of transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor (i) a certificate or certificates representing that whole number of shares of Parent Common Stock such Company Stockholder has the right to receive pursuant to
Section 2.1 in such denominations and registered in such names as such holder may request and/or a check representing the Cash Consideration that such Company Stockholder has the right to receive pursuant to Section 2.1 plus (ii) the amount of cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, which such Company Stockholder has the right to receive pursuant to the provisions of this Article II, after giving effect to any required withholding tax. The shares represented by the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Merger Consideration or the cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, payable to Company Stockholders. In the event of a transfer of ownership of shares of Company Common Stock that is not registered on the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock, and/or a check for the Cash Consideration that such Company Stockholder has the right to receive pursuant to Section 2.1 plus the cash to be paid in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, may be issued to such transferee if a Certificate held by such transferee is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.3, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon surrender the Merger Consideration plus the cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, as provided in this Article II. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate, a certificate representing the proper number of shares of Parent Common Stock and/or a check for the Cash Consideration that such Company Stockholder has the right to receive pursuant to Section 2.1 plus the cash to be paid in lieu of fractional shares, if any, with respect to the shares of Company Common Stock formerly represented thereby, and unpaid dividends and distributions on shares of Parent Common Stock, if any, as provided in this
Article II.

     (c) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared or made after the Effective Time with respect to shares of Parent Common Stock having a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate, and no cash payment in lieu of fractional shares shall be paid to any such holder, until the holder shall surrender such Certificate as provided in this Section 2.3; provided that no such payments or distributions will be made if Parent has made a Cash Election. Subject to the effect of applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid, less the amount of any withholding taxes that may be required thereon, and (ii) at the appropriate payment date subsequent to surrender, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock, less the amount of any withholding taxes that may be required thereon.

     (d) NO FURTHER OWNERSHIP RIGHTS IN COMPANY COMMON STOCK. All shares of Parent Common Stock issued and/or Cash Consideration paid upon surrender of Certificates in accordance with the terms hereof (including any cash paid in lieu of fractional shares) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock represented thereby, and, as of the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Company of shares of Company Common Stock outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Section 2.3.

     (e) TERMINATION OF EXCHANGE FUND. Any portion of the Exchange Fund that remains undistributed to Company Stockholders one year after the date of the mailing required by Section 2.3(b) shall be delivered to Parent, upon demand thereby, and holders of Certificates who have not theretofore complied with this
Section 2.3 shall thereafter look only to Parent for payment of any claim to the Merger Consideration and cash in lieu of fractional shares thereof, or dividends or distributions, if any, in respect thereof.

     (f) NO LIABILITY. None of Parent, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any cash, any cash in lieu of fractional shares or any dividends or distributions with respect to whole shares of Parent Common Stock in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity (as defined herein), any such cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Laws, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

     (g) INVESTMENT OF EXCHANGE FUND. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent upon termination of the Exchange Fund pursuant to Section 2.3(e). In the event the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent hereunder, then Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such payment obligations.

     (h) WITHHOLDING RIGHTS. Each of the Surviving Corporation, Merger Sub and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation, Merger Sub or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation, Merger Sub or Parent, as the case may be.

     2.4 STOCK OPTIONS AND OTHER STOCK AWARDS. (a) At the Effective Time, each employee or director option to purchase shares of Company Common Stock (a "Company Option") that is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of Company Common Stock and shall be converted automatically into a fully vested and exercisable option to purchase shares of Parent Common Stock (a "Parent Option") in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the Company's Stock Incentive Plan, Management Stock Performance Plan or Nonemployee Director Stock Option Plan (collectively, the "Company Stock Plans"), as applicable, under which they were issued and the agreements evidencing grants thereunder):

          (i) the number of shares of Parent Common Stock to be subject to a Parent Option shall be equal to the product of the number of shares of Company Common Stock subject to the Company Option immediately prior to the Effective Time and the "Option Exchange Ratio" (as defined below), provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded to the nearest whole share; and

          (ii) the exercise price per share of Parent Common Stock under a Parent Option shall be equal to the exercise price per share of Company Common Stock under the original Company Option immediately prior to the Effective Time divided by the Option Exchange Ratio, provided that such exercise price shall be rounded to the nearest whole cent.

     For purposes of this Section 2.4, the "Option Exchange Ratio" shall mean the sum of (i) the Exchange Ratio, plus (ii) the quotient (rounded to the nearest 1/10,000) obtained by dividing (x) $35.00 by (y) the Parent Share Price; provided, that if the Parent makes a Cash Election, the Option Exchange Ratio shall mean the quotient (rounded to the nearest 1/10,000) obtained by dividing
(x) $70.00 by (y) the Parent Share Price. The Company shall use its reasonable best efforts to take all action necessary to effectuate the above adjustment including, if applicable, making modifications under the Company Stock Plans and obtaining consents from holders of Company Options.

     (b) If any holder of a Company Option does not consent to the adjustment in
Section 2.4(a), and a Cash Election is not made by Parent, at the Effective Time such Company Option shall be converted automatically into a fully vested and exercisable option (a "Hybrid Parent Option") to acquire shares of Parent Common Stock and cash in amounts and at an exercise price determined as provided below (and otherwise subject to the terms of the Company Stock Plans, as applicable, under which they were issued and the agreements evidencing grants thereunder):
(i) the number of shares of Parent Common Stock to be subject to a Hybrid Parent Option shall be equal to the product of the number of shares of Company Common Stock subject to the Company Option immediately prior to the Effective Time and the Exchange Ratio, provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded to the nearest whole share; and (ii) the exercise price per share of Parent Common Stock under a Hybrid Parent Option shall be equal to the exercise price per share of Company Common Stock under the original Company Option immediately prior to the Effective Time divided by the Exchange Ratio, provided that such exercise price shall be rounded to the nearest whole cent; and (iii) upon any exercise of a Hybrid Parent Option, in addition to the shares of Parent Common Stock with respect to which the Hybrid Parent Option is then exercised, the optionee shall receive a lump sum payment in cash (less any applicable withholding) equal to $35.00 multiplied by the number of shares of Parent Common Stock with respect to which the Hybrid Parent Option is then being exercised and divided by the Exchange Ratio. If a Cash Election is made by Parent and any holder of a Company Option does not consent to the adjustment in Section 2.4(a), immediately prior to the Effective Time such Company Option shall be cancelled automatically and, as soon as practicable following the Effective Time, Parent or the Surviving Corporation shall provide such holder with a lump sum cash payment (less any applicable withholding) equal to the product of (i) the total number of shares of Company Common

Stock subject to the Company Option immediately prior to the Effective Time and
(ii) the excess of $70.00 over the exercise price per share of Company Common Stock subject to such Company Option.

     (c) The duration and other terms of a Parent Option (or a Hybrid Parent Option or Cash Option, as applicable) shall be the same as the original Company Option from which it was converted except that all references to "the Company" in such original Company Option shall be deemed to be references to Parent.

     (d) At the Effective Time, each award or account (including restricted stock units, phantom stock and stock alternatives, but excluding Company Options) outstanding as of the date hereof (each a "Company Award") that has been established or granted under any employee or director incentive or benefit plan, program or arrangement maintained by the Company on or prior to the date hereof which provides for equity accounts or grants of equity based awards shall be amended or converted into a similar instrument of Parent (each a "Parent Award"), in each case with such adjustments to the terms and conditions of such Company Awards as are appropriate to preserve the value inherent in such Company Awards. The other terms and conditions of each Company Award, and the plans and agreements under which they were issued, shall continue to apply in accordance with their terms and conditions, including any provisions for acceleration.

     (e) As soon as practicable after the Effective Time, to the extent necessary to provide for registration of shares of Parent Common Stock subject to such substituted Parent Options, Hybrid Parent Options and Parent Awards, Parent shall file a Registration Statement on Form S-8 (or any successor form) with respect to such shares of Parent Common Stock and shall use its reasonable best efforts to maintain such Registration Statement on Form S-8 (or any successor form), including the current status of any related prospectus or prospectuses, for so long as Parent Options, Hybrid Parent Options and Parent Awards remain outstanding.

     (f) Parent and the Company shall take all such steps as may be required to cause the transactions contemplated by this Section 2.4 and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of Parent equity securities (including derivative securities) in connection with this Agreement by each individual who (a) is a director or officer of the Company or (b) at the Effective Time, will become a director or officer of Parent, to be exempt under Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), such steps to be taken in accordance with the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Merger Sub that:

     3.1 ORGANIZATION, QUALIFICATION, ETC. (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority and all necessary governmental approvals to own its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the lack of such necessary governmental approvals or the failure to be so qualified or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined in Section 9.4(b)) on the Company. The copies of the Restated Certificate of Incorporation of the Company (the "Company Certificate") and the By-laws of the Company (the "Company By-laws") that have been delivered to Parent are complete and correct and in full force and effect on the date hereof, and the Company is not in violation of any of the provisions of the Company Certificate or the Company By-laws.

     (b) Each of the Company's Subsidiaries (as defined in Section 9.4(b)) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the power and authority and all necessary governmental approvals to own its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which the lack of such necessary governmental approvals or the failure to be so qualified or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

     3.2 CAPITALIZATION. (a) The authorized capital stock of the Company consists of 150,000,000 shares of the Company Common Stock, and 2,216,516 shares of preferred stock, without par value, of the Company ("Company Preferred Stock"), none of which shares of Company Preferred Stock are designated. As of February 12, 1999, 53,955,401 shares of Company Common Stock and no shares of Company Preferred Stock were issued and outstanding, 21,730,627 shares of Company Common Stock were held in the Company's treasury, 2,988,529 shares of Company Common Stock were reserved for issuance pursuant to the exercise of Company Options granted under the Company Stock Plans, 379,784 restricted shares of Company Common Stock (which are included in the number of outstanding shares of Company Common Stock set forth above) pursuant to one or more of the Company Stock Plans were outstanding and no shares of Company Common Stock were reserved for issuance under the Second Amended and Restated Rights Agreement, as amended and restated as of November 21, 1995, between the Company and Harris Trust and Savings Bank, as rights agent (the "Company Rights Agreement"). All the outstanding shares of Company Common Stock have been validly issued and are fully paid, non-assessable and free of preemptive rights. As of February 12, 1999, there were no outstanding subscriptions, options, warrants, rights or other arrangements or commitments obligating the Company to issue any shares of its capital stock other than Company Options and Restricted Stock Units, of which, as of the date of this Agreement, 2,988,529 Company Options and 203,100 Restricted Stock Units, respectively, were outstanding, and 787,342 of such Company Options were exercisable. In addition to the foregoing, 4,655,481 shares of Company Common Stock, Restricted Shares, Restricted Stock Units and/or Stock Options, in the aggregate, remained available for grant under the Company Stock Plans.

     (b) All the outstanding shares of capital stock of, or other ownership interests in, the Company's Subsidiaries are validly issued, fully paid and non-assessable and are owned by the Company, directly or indirectly, free and clear of all liens, claims, charges or encumbrances. There are no existing options, rights of first refusal, preemptive rights, calls or commitments of any character relating to the issued or unissued capital stock or other securities of, or other ownership interests in, any Subsidiary of the Company. There are no bonds, debentures, notes or other long-term indebtedness of the Company or any of its Subsidiaries ("Company Debt") having general voting rights (or convertible into securities having such rights) issued and outstanding. Set forth in Section 3.2(b) of the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement (the "Company Disclosure Schedule") is a complete and correct list of (i) all Company Debt and
(ii) each Subsidiary (direct or indirect) of the Company and any joint ventures, partnerships or similar arrangements ("Company Joint Ventures") in which the Company or any of its Subsidiaries has an interest (and the amount and percentage of any such interest). No entity in which the Company or any of its Subsidiaries owns, directly or indirectly, less than a 50% equity interest is, individually or when taken together with all other such entities, material to the business of the Company and its Subsidiaries taken as a whole.

     (c) Except as set forth in Section 3.2(c) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, Company Common Stock or any capital stock of any Subsidiary of the Company. Except as set forth in Section 3.2(c) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company or any Subsidiary of the Company or any joint venture to which any of the Company or its

Subsidiaries is a party, directly or indirectly, to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or any other person.

     (d) Except for the issuance of shares of the Company Common Stock pursuant to Company Options, and except as provided for in Section 5.1, since February 12, 1999, no shares of Company Common Stock or Company Preferred Stock have been issued.

     3.3 CORPORATE AUTHORITY RELATIVE TO THIS AGREEMENT; NO VIOLATION; APPROVALS. (a) The Company has full corporate power and authority to enter into this Agreement and to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and, except for the approval and adoption of this Agreement by the Company Stockholders, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding agreement of the other parties hereto, this Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

     (b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) (assuming stockholder approval of this Agreement is obtained) conflict with or violate any provision of the Company Certificate or the Company By-laws, (ii) conflict with or violate any provision of any equivalent organizational documents of any Subsidiary of the Company or any Company Joint Venture, (iii) assuming that all consents, approvals, authorizations and other actions described in Section 3.3(c) have been obtained and all filings and obligations described in Section 3.3(c) have been made, conflict with or violate any foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree ("Law") applicable to the Company or any Subsidiary of the Company or any Company Joint Venture, or any of their respective properties or assets or (iv) except as set forth in Section 3.3(b) of the Company Disclosure Schedule, result in any breach of or any loss of any benefit or any triggering of "change of control" or additional rights under or constitute a default (or an event that with notice or lapse of time or both would become a default) under or require any novation or waiver of, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any Subsidiary of the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation, including agreements with respect to Company Joint Ventures, except, with respect to clauses (ii), (iii) and (iv), for any such conflicts or violations that would neither, individually or in the aggregate,
(A) be reasonably expected to have a Material Adverse Effect on the Company nor
(B) prevent or materially delay the performance of this Agreement by the Company. The Company has provided copies of all documents regarding material matters referred to in clause (iv) and will make all reasonable efforts to provide copies of all other documents referred to in clause (iv), regardless of materiality, prior to Closing.

     (c) Other than in connection with or in compliance with the provisions of the DGCL, the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), any non-United States competition, antitrust and investment Laws and the securities or blue sky Laws of the various states, the rules of the NYSE, and other than any necessary approvals of the government of the United States, the United Kingdom, China, India or any agencies, departments or instrumentalities thereof, which approvals are set forth on Section 3.3(c) of the Company Disclosure Schedule (collectively, the "Company Required Approvals"), no authorization, consent or approval of, or filing with or notification of, any foreign or domestic governmental, administrative, judicial or regulatory body or authority (a "Governmental Entity") or of or with any third party is necessary for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals, filings or notifications, the failure to obtain or make that would not, individually or in the aggregate, reasonably be expected to have a Material

Adverse Effect on the Company or substantially impair or delay the consummation of the transactions contemplated hereby.

     3.4  REPORTS AND FINANCIAL STATEMENTS.

     (a) Since December 31, 1995, the Company has timely filed all registration statements, prospectuses, forms, reports and documents and other filings required to be filed by it with the SEC under the rules and regulations of the SEC (collectively, the "Company SEC Reports"). As of their respective dates, such Company SEC reports (i) complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Company SEC Reports (including any related notes and schedules) fairly present the financial position of the Company and its consolidated Subsidiaries, as of the dates thereof and the results of their operations and cash flows for the periods or as of the dates then ended (subject, where appropriate, to normal year-end adjustments, which would not reasonably be expected to have a Material Adverse Effect on the Company), in each case, in accordance with past practice and generally accepted accounting principles in the United States ("GAAP") consistently applied during the periods involved (except as otherwise disclosed in the notes thereto). The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. None of the Company's Subsidiaries is required to file any reports, statements, prospectuses or other filings with the SEC.

     3.5 NO UNDISCLOSED LIABILITIES. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, in each case, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (or disclosed in the notes thereto), except for (i) liabilities or obligations that are disclosed or provided for in the Company's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 1998, (ii) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or prevent or materially delay the performance of this Agreement by the Company, and (iii) liabilities and obligations set forth in Section 3.5 of the Company Disclosure Schedule.

     3.6 PERMITS; NO VIOLATION OF LAW. (a) The Company and its Subsidiaries have received such certificates, permits, licenses, franchises, consents, approvals, orders, authorizations and clearances from appropriate Governmental Entities (the "Company Licenses") as are necessary to conduct their respective businesses substantially in the manner currently conducted, and all such Company Licenses are valid and in full force and effect, except for any such Company Licenses that the failure to have or to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The Company and its Subsidiaries are in compliance with their respective obligations under the Company Licenses, with only such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

     (b) The businesses of the Company and its Subsidiaries have not and are not being conducted in violation of any Law of any Governmental Entity (provided that no representation or warranty is made in this Section 3.6 with respect to Environmental Laws (as defined herein)) except for violations or possible violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

     3.7  ENVIRONMENTAL LAWS AND REGULATIONS.  Except as set forth in Section
3.7 of the Company Disclosure Schedule,

     (a) The operations of the Company and its Subsidiaries comply with all applicable Environmental Laws except for such noncompliance which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The Company and its Subsidiaries have obtained all Environmental Permits necessary for the operation of their respective businesses, and all such Environmental Permits are in good standing and the Company and its Subsidiaries are in compliance with all material terms and conditions of such Environmental Permits, except for such failures to obtain or comply which would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on the Company. To the Company's knowledge, after due inquiry, neither the Company nor any of its Subsidiaries is subject to any ongoing investigation by order from or written claim by any person (including, without limitation, any current or prior owner or operator of any of the Company Property or any facilities owned, leased or operated by the Company) respecting (i) any Environmental Law, (ii) any Remedial Action or (iii) any claim, demand, complaint or other action arising from the Release or threatened Release of a Hazardous Substance into the environment, except for such investigations, orders or written claims which would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries is subject to any judicial or administrative proceeding, or outstanding order, judgment, decree or settlement alleging or addressing a violation of or liability under, any Environmental Law, which upon resolution would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

     (b) (i) To the Company's knowledge, after due inquiry for such purpose, there have been no Releases by the Company or any of its Subsidiaries of any Hazardous Substances into, on or under or from any Company Property, and (ii) the Company has not been notified of any Releases by the Company or any of its Subsidiaries of any Hazardous Substances into, on or under or from any other properties, including landfills in which Hazardous Substances have been Released or properties on or under or from which the Company or any of its Subsidiaries has performed services, in any case in such a way as would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on the Company. No Company Property has been used at any time as a landfill or as a treatment, storage or disposal facility for any Hazardous Substance. To the Company's knowledge, after due inquiry for such purpose, there is not now, and there has not been, any underground or above ground storage tanks, surface impoundment, landfill or waste pile on or in any Company Property except where the existence of such underground or above ground storage tank, surface impoundment, landfill or waste pile would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received notice, or has knowledge after due inquiry for such purpose, that it is subject to any proceeding under any Environmental Law with respect to any facility to which it has sent any Hazardous Substance for re-use, recycling, reclamation, treatment, storage or disposal. The Company has filed all notices required to be filed under any Environmental Law indicating past or present treatment, storage or disposal of a Hazardous Substance or reporting a spill or release of a Hazardous Substance into the environment at Company Property, except for filings relating to matters which would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on the Company. The Company has delivered to Parent a list of all reports in its possession or control prepared during the last five years disclosing the presence of any Hazardous Substance on any Company Property.

     (c) No Company Property or any facilities owned, leased or operated by the Company contains any friable asbestos-containing material except for quantities of friable asbestos material which would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on the Company. No claims have been made, and no suits or proceedings are pending or, to the knowledge of the Company, threatened by any employee against the Company or any of its Subsidiaries that are premised on exposure to asbestos or asbestos-containing material, which would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on the Company.

     (d) For purposes of this Section:

          (i) "Company Property" means any real property owned, leased or operated by the Company or any of its Subsidiaries and all appurtenances thereto and fixtures thereon.

          (ii) "Environmental Law" means any law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, legal doctrine, order, judgment, decree, injunction, requirement or agreement of or with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety or (2) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

          (iii) "Environmental Permits" means all approvals, authorizations, consents, permits, licenses, registrations and certificates required by any applicable Environmental Law.

          (iv) "Hazardous Substance" means any substance presently or as of the Closing Date listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component, and including, without limitation, any hazardous waste, toxic waste, pollutant, contaminant, hazardous substance, toxic substance, petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

          (v) "Release" means release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of Hazardous Substances into the environment.

          (vi) "Remedial Action" means all actions required to (a) clean up, remove, treat or in any other way remediate any Hazardous Substance; (b) prevent the release of Hazardous Substances so that they do not migrate or endanger or threaten to endanger public health or welfare or the environment; or (c) perform studies, investigations and care related to any such Hazardous Substance.

     3.8 EMPLOYEE BENEFITS. (a) "Company Benefit Plans" shall mean each employee or director benefit or compensation plan, arrangement or agreement, including, without limitation, pension, savings, welfare, medical or life insurance, severance, executive compensation, deferred compensation, incentive, bonus and long-term performance plans, arrangements or agreements, that is maintained, or contributed to, as of the date of this Agreement by the Company or any of its Subsidiaries or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), all of which together with the Company would be deemed a "single employer" within the meaning of Section 4001 of the Employee Retirement Income Security Act of 1974 ("ERISA"). Set forth in Section 3.8(a) of the Company Disclosure Schedule is a list of the material Company Benefit Plans and the Company shall, within fifteen (15) days following the date hereof, provide Parent with a list of all Company Benefit Plans. The Company has heretofore made available to Parent true and complete copies of each material Company Benefit Plan and the following related documents: (i) the actuarial report and Form 5500 for such Company Benefit Plan (if applicable) for each of the last two years, (ii) the most recent determination letter from the Internal Revenue Service (if applicable) for such Company Benefit Plan and (iii) the most recent summary plan description for such Company Benefit Plan. Except as set forth on Schedule 3.8(a), there is no formal arrangement or commitment, whether legally binding or not, to create any additional Company Benefit Plans or to modify or change any existing Company Benefit Plans.

     (b) (i) Each of the Company Benefit Plans, other than any Company Benefit Plan maintained outside the United States, has been operated and administered in accordance with applicable Laws, including, but not limited to, ERISA and the Code, except where the failure to so operate and administer would not reasonably be expected to have a Material Adverse Effect on the Company, (ii) except as set forth in Section 3.8(b) of the Company Disclosure Schedule, each of the Company Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code has received a determination letter from the Internal Revenue Service stating that it is so qualified, and, to the Company's knowledge, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such Plan, (iii) with respect to each Company Benefit Plan that is subject to Title IV of ERISA, the present value of accrued benefits under such plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan's actuary with respect to such plan, did not, as of its latest valuation date, exceed the then current value of the assets of such plan allocable to such accrued benefits and, to the Company's knowledge no adverse change in such funded status has occurred, (iv) except as set forth on
Section 3.8(b) of the Company Disclosure Schedule, no Company Benefit Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law, (B) death benefits or retirement benefits under any "employee pension plan" (as such term is defined in Section 3(2) of ERISA), (C) deferred compensation benefits accrued as liabilities on the books of it or its Subsidiaries or (D) benefits the full cost of which is borne by the current or former employee or director (or his or her beneficiary), (v) no liability under Title IV of ERISA has been incurred by the Company, its Subsidiaries or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to the Company, its Subsidiaries or any ERISA Affiliate of incurring a liability thereunder, except where such liability would not reasonably be expected to have a Material Adverse Effect on the Company, (vi) no Company Benefit Plan is a "multiemployer pension plan" (as such term is defined in Section 3(37) of ERISA), (vii) all contributions or other amounts payable by the Company or its Subsidiaries as of the Effective Time with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP and Section 412 of the Code, (viii) neither the Company nor its Subsidiaries has engaged in a transaction in connection with which the Company or its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Sections 409 or 502(i) of ERISA or a tax imposed pursuant to Sections 4975 or 4976 of the Code, except where any such penalty or tax would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, (ix) to the Company's best knowledge, there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto, and (x) no Company Benefit Plan maintained outside of the United States has assets or book reserves that are less than the accrued liabilities under such plans, and all Company Benefit Plans maintained outside of the United States have been operated and administered in accordance with applicable Laws, except where the failure to so fund or provide book reserves for such plans or to so operate and administer such plans would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

     (c) Except as set forth in Section 3.8(c) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (i) result in any payment (including, without limitation, severance, unemployment compensation, "excess parachute payment" (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of the Company or any of its Subsidiaries under any Company Benefit Plan or otherwise,
(ii) increase any benefits otherwise payable under any Company Benefit Plan or
(iii) result in any acceleration of the time of payment or vesting of any such benefits.

     3.9 CERTAIN CONTRACTS. (a) Except as set forth on Section 3.9 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or is bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) that, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from the Company, Parent, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof, (ii) that is a "Material Contract" (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (iii) that purports to limit in any respect the manner in which, or the localities in which, the business of the Company and its Subsidiaries is conducted (including, for purposes of this Section 3.9, assuming the consummation of the Merger), or
(iv) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this

Agreement. The Company has previously made available to Parent true and correct copies of all employment, severance, deferred compensation and similar agreements to which the Company is a party. Each contract, arrangement, commitment or understanding of the type described in this Section 3.9(a) is referred to herein as a "Company Contract," and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

     (b) (i) Each Company Contract is valid and binding on the Company or any of its Subsidiaries, as applicable, and in full force and effect (assuming each such Company Contract is valid and binding on the other party or parties), (ii) the Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Company Contract, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of the Company or any of its Subsidiaries under any such Company Contract, except where such default, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

     3.10 INTELLECTUAL PROPERTY. Except to the extent the inaccuracy of any of the following, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, and, except as set forth in Section 3.10 of the Company Disclosure Schedules, the Company and each of its Subsidiaries owns or possesses adequate licenses or other legal rights to use all patents, trademarks, trade names, trade dress, copyrights, service marks, trade secrets, software, mailing lists, mask works, know-how and other proprietary rights and information, including all applications with respect thereto (collectively, "Proprietary Rights") used or held for use in connection with the business of the Company and its Subsidiaries as currently conducted or as contemplated to be conducted by the Company, and the Company is unaware of any assertion or claim challenging the validity of any of the foregoing. To the Company's knowledge, after due inquiry for such purpose, except as set forth in
Section 3.10 of the Company Disclosure Schedule, the conduct of the business of the Company and its Subsidiaries as currently conducted and as contemplated to be conducted did not, does not and will not infringe in any way any Proprietary Rights of any third party that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company. Except as set forth in Section 3.10 of the Company Disclosure Schedule, to the Company's knowledge, after due inquiry for such purposes, there are no infringements of any Proprietary Rights owned by or licensed by or to the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

     3.11 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since September 30, 1998, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course and in a manner consistent with past practice, and there has not been any event, occurrence, development or state of circumstances or facts that has had, or would reasonably be expected to have, a Material Adverse Effect on the Company or that would reasonably be expected to prevent or materially delay the performance of this Agreement by the Company.

     3.12 INVESTIGATIONS; LITIGATION. Except as set forth in Section 3.12 of the Company Disclosure Schedule:

          (a) no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is, to the Company's knowledge after due inquiry for such purpose, pending, nor has any Governmental Entity notified the Company or any of its Subsidiaries of an intention to conduct the same;

          (b) there are no actions, suits, claims or proceedings ("Actions") pending (or, to the Company's knowledge, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties at law or in equity, or before any Governmental Entity or arbitration panel that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company; and

          (c) neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree or other similar restraint which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

     3.13 PROXY STATEMENT; REGISTRATION STATEMENT; OTHER INFORMATION. None of the information with respect to the Company or its Subsidiaries to be included in the Proxy Statement (as defined herein) or the Registration Statement (as defined herein) will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Stockholders Meeting (as defined herein), or, in the case of the Registration Statement or any amendments thereto, at the time it or they become effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation is made by the Company with respect to information supplied in writing by Parent or any affiliate of Parent specifically for inclusion in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder. The letters to stockholders, notice of meeting, proxy statement and form of proxy to be distributed to stockholders in connection with the Merger and any schedules required to be filed with the SEC in connection therewith are collectively referred to herein as the "Proxy Statement."

     3.14 SECTION 203 OF DGCL; RIGHTS AGREEMENT. Prior to the date hereof, the Board of Directors of Parent has taken all action necessary, if any, to exempt under or make not subject to (i) the provisions of Section 203 of the DGCL and
(ii) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares: (A) the execution of this Agreement, (B) the Merger and (C) the transactions contemplated hereby. No "Stock Acquisition Date" or "Distribution Date" or "Triggering Event" (as such terms are defined in the Company Rights Agreement) will occur and neither Parent nor Merger Sub will be deemed to be an "Acquiring Person" as a result of the execution of this Agreement or the consummation of the Merger pursuant to this Agreement and the Company Rights Agreement will expire immediately prior to the Effective Time.

     3.15 BOARD ACTION. The Board of Directors of the Company (at a meeting duly called and held) has by a unanimous vote of directors (i) determined that the Merger is advisable and fair and in the best interests of the Company and the Company Stockholders, (ii) approved this Agreement and the Merger in accordance with the provisions of the DGCL, and (c) recommended the approval and adoption of this Agreement and the Merger by the Company Stockholders (the "Company Board Recommendation") and directed that this Agreement and the Merger be submitted for consideration by the Company Stockholders entitled to vote thereon at the Company Stockholders Meeting.

     3.16 TAX MATTERS. (a) Each of the Company and its Subsidiaries has duly and timely filed all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate in all respects, except to the extent that any failure to have filed or any inaccuracies in such Tax Returns would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and each of its Subsidiaries has paid all Taxes required to be paid by it, and has paid all Taxes that it was required to withhold from amounts owing to any employee, creditor or third party except to the extent that any failure to pay Taxes would not reasonably be expected to have a Material Adverse Effect on the Company. There are no pending or threatened audits, examinations, investigations, deficiencies, claims or other proceedings in respect of Taxes relating to the Company or any Subsidiary of the Company, except for those relating to Taxes which, if adversely determined, would not reasonably be expected to have a Material Adverse Effect on the Company. There are no liens for Taxes upon the assets of the Company or any Subsidiary of the Company, other than liens for current Taxes not yet due, liens for Taxes that are being contested in good faith by appropriate proceedings, and liens for Taxes which would not reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any taxable year which have not since been filed, nor made any request for waivers of the time to assess any Taxes that are pending or outstanding, except where such request or waiver would not reasonably be expected to have a Material Adverse Effect on the Company. None of the Company or any of its Subsidiaries has made an election under Section 341(f) of the Code. The consolidated federal income Tax Returns of the Company and its Subsidiaries have been examined, or the statute of limitations has closed, with respect to all taxable years through and including 1992. Neither the Company nor any of its Subsidiaries has any liability for Taxes of any person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of state, local or foreign law). Neither the Company nor any Subsidiary of the Company is a party to any agreement (with any person other than the Company or its Subsidiaries) relating to the allocation or sharing of Taxes.

     (b) Neither the Company nor any of its Subsidiaries knows of any fact or has taken any action that could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code (unless Parent makes a Cash Election).

     For purposes of this Agreement: (i) "Taxes" means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any taxing authority, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers" compensation, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added, and (ii) "Tax Return" means any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

     3.17 LABOR MATTERS. Except as set forth in Section 3.17 of the Company Disclosure Schedule, there are no agreements with, or pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for any of the employees of the Company or any of its Subsidiaries; no such petitions have been pending at any time within two years of the date of this Agreement and, to the knowledge of the Company, except as set forth in Section
3.17 of the Company Disclosure Schedule, there has not been any organizing effort by any union or other group seeking to represent any employees of the Company or any of its Subsidiaries as their exclusive bargaining agent at any time within two years of the date of this Agreement. There are no labor strikes, work stoppages or other labor troubles, other than routine grievance matters, now pending, or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries and there have not been any such labor strikes, work stoppages or other labor troubles, other than routine grievance matters, with respect to the Company or any of its Subsidiaries at any time within two years of the date of this Agreement.

     3.18 YEAR 2000 COMPLIANCE. The Company has taken steps that are reasonable to ensure that the occurrence of the year 2000 will not materially and adversely affect the information and business systems of the Company or its Subsidiaries, and it is the Company's reasonable expectation that no material expenditures in excess of currently budgeted items will be required in order to cause such systems to operate properly following the change of the year 1999 to 2000.

     3.19 OPINION OF FINANCIAL ADVISOR. The Board of Directors of the Company has received the opinion of Merrill Lynch & Co., Inc. (the "Company Financial Advisor"), dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair to the Company Stockholders from a financial point of view. A copy of the written opinion of the Company Financial Advisor has been delivered to Parent.

     3.20 REQUIRED VOTE OF THE COMPANY STOCKHOLDERS. The affirmative vote of a majority of the outstanding shares of Company Common Stock is required to approve the Merger. No other vote of the holders of any securities of the Company is required by law, the Company Certificate or the Company By-laws or otherwise in order for the Company to consummate the Merger and the transactions contemplated hereby.

     3.21 BROKERS. No broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any of the Company's Subsidiaries. The Company has heretofore made available to Parent a complete and correct copy of all agreements (and amendments thereof) between the Company and the Company Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Merger.

                                   ARTICLE IV

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Parent and Merger Sub represent and warrant to the Company that:

     4.1 ORGANIZATION, QUALIFICATION, ETC. (a) Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has the corporate power and authority and all necessary governmental approvals to own its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the lack of such necessary governmental approvals or the failure to be so qualified or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. The copies of the Restated Certificate of Incorporation of Parent (the "Parent Certificate") and the By-laws of Parent (the "Parent By-laws") and the Certificate of Incorporation and By-laws of Merger Sub which have been made available to the Company are complete and correct and in full force and effect on the date hereof, and neither Parent nor Merger Sub is in violation of any of the provisions of their respective Certificate of Incorporation or By-laws.

     (b) Each of Parent's Subsidiaries is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, has the power and authority and all necessary governmental approvals to own its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which the lack of such necessary governmental approvals or the failure to be so qualified or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

     4.2 CAPITALIZATION. (a) The authorized capital stock of Parent consists of 1,000,000,000 shares of the Parent Common Stock, and 250,000,000 shares of preferred stock, $1.00 par value ("Parent Preferred Stock"), of which 20,000,000 shares of Parent Preferred Stock were designated as Series A ESOP Convertible Preferred Stock. As of February 16, 1999, 225,557,930 shares of Parent Common Stock and 12,497,460.841 shares of Parent Preferred Stock were issued and outstanding; 68,615,769 shares of Parent Common Stock were held in the Parent's treasury. All the outstanding shares of Parent Common Stock have been validly issued and are fully paid, non-assessable and free of preemptive rights. As of February 17, 1999, there were no outstanding subscriptions, options, warrants, rights or other arrangements or commitments obligating Parent to issue any shares of its capital stock other than Parent Options, of which, as of the date of this Agreement, 23,148,492 were outstanding, 10,864,999 were exercisable, Parent Options for up to 2% of outstanding shares of Parent Common Stock per year remained available for grant under Parent's Long Term Incentive Plan, Parent Options for up to 1,000,000 shares of Parent Common Stock remained available for grant under Parent's Employee Stock Option Plan, and Parent Options for 2,000 shares of Parent Common Stock per year for each of Parent's non-employee directors remained available for grant under Parent's Non-Employee Director Stock Option Program, and other than pursuant to Parent's Dividend Reinvestment and Stock Purchase Plan and Parent's Employee Stock Award Program (all such Parent Option and Parent stock arrangements collectively the "Parent Stock Plans").

     (b) All of the outstanding shares of capital stock of Merger Sub are validly issued, fully paid and non-assessable and are owned by Parent free and clear of all liens, claims, charges or encumbrances. There are no existing options, rights of first refusal, preemptive rights, calls or commitments of any character relating to the issued or unissued capital stock or other securities of, or other ownership interests in, Merger Sub.

     (c) Except for the issuance of shares of the Parent Common Stock pursuant to Parent Options or under Parent Stock Plans, since February 16, 1999, no shares of Parent Common Stock or Parent Preferred Stock have been issued.

     4.3 CORPORATE AUTHORITY RELATIVE TO THIS AGREEMENT; NO VIOLATION; APPROVALS. (a) Each of Parent and Merger Sub has full corporate power and authority to enter into this Agreement and to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Boards of Directors of Parent and Merger Sub and by Parent as the sole stockholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes a valid and binding agreement of the Company, this Agreement constitutes a valid and binding agreement of Parent and Merger Sub enforceable against each of them in accordance with its terms.

     (b) The execution and delivery of this Agreement by Parent and by Merger Sub do not, and the performance of this Agreement by Parent and by Merger Sub will not, (i) conflict with or violate any provision of the Parent Certificate or the Parent By-laws; (ii) conflict with or violate any provision of any equivalent organizational documents of Merger Sub; (iii) assuming that all consents, approvals, authorizations and other actions described in Section 4.3(c) have been obtained and all filings and obligations described in Section 4.3(c) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets; or (iv) except as set forth in Section 4.3(b) of the Parent Disclosure Schedule, result in any breach of or any loss of any benefit or any triggering of additional rights under or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or any Subsidiary of Parent pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation, except, with respect to clauses (ii), (iii) and (iv), for any such conflicts or violations which neither, individually or in the aggregate, (A) would reasonably be expected to have a Material Adverse Effect on Parent nor (B) prevent or materially delay the performance of this Agreement by Parent.

     (c) Other than in connection with or in compliance with the provisions of the DGCL, the Securities Act, the Exchange Act, the HSR Act, Section 4043 of ERISA, any non-United States competition, antitrust and investments Laws and the securities or blue sky Laws of the various states, the rules of the NYSE, and other than as set forth in items 1. and 2. of Section 3.3(c) of the Company Disclosure Schedule and any necessary approvals of the United States government or any agencies, departments or instrumentalities thereof (collectively, the "Parent Required Approvals"), no authorization, consent or approval of, or filing with or notification of, any Governmental Entity or of or with any third party is necessary for the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals, filings, or notifications, the failure to obtain or make that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or substantially impair or delay the consummation of the transactions contemplated hereby.

     4.4 REPORTS AND FINANCIAL STATEMENTS. Since December 31, 1995, Parent has timely filed all registration statements, prospectuses, forms, reports and documents and other filings required to be filed by it with the SEC under the rules and regulations of the SEC (collectively, "Parent SEC Reports"). As of their respective dates, such Parent SEC Reports (i) complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations promulgated thereunder, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Parent SEC Reports (including any related notes and schedules) fairly present the financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the results of their operations and cash flows for the periods or as of the dates then ended (subject, where appropriate, to normal year-end adjustments, which would not reasonably be expected to have a Material Adverse Effect on Parent), in each case, in accordance with past practice and GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto). The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

     4.5 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since September 30, 1998, the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course and in a manner consistent with past practice and, as of the date hereof, there has not been any event, occurrence, development or state of circumstances or facts that has had, or would reasonably be expected to have, a Material Adverse Effect on Parent or that would reasonably be expected to prevent or materially delay the performance of this Agreement by Parent.

     4.6 PROXY STATEMENT; REGISTRATION STATEMENT; OTHER INFORMATION. None of the information supplied by Parent with respect to Parent or its Subsidiaries to be included in the Proxy Statement or the Registration Statement will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Stockholders Meeting, or, in the case of the Registration Statement or any amendments thereto, at the time it or they become effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation is made by Parent with respect to information supplied in writing by the Company or any affiliate of the Company specifically for inclusion in the Proxy Statement or Registration Statement. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated thereunder.

     4.7 BOARD ACTION. The Board of Directors of Parent (at a meeting duly called and held) has by a unanimous vote of the directors in attendance at such meeting (i) determined that the Merger is advisable and fair and in the best interests of Parent and its stockholders and (ii) approved the Merger and the issuance of Parent Common Stock in the Merger in accordance with the applicable provisions of the DGCL.

     4.8 LACK OF OWNERSHIP OF COMPANY COMMON STOCK. Neither Parent nor any of its Subsidiaries owns any shares of Company Common Stock or other securities convertible into shares of Company Common Stock (exclusive of any shares owned by Parent's employee benefit plans).

     4.9 NO REQUIRED VOTE OF PARENT STOCKHOLDERS. No vote of the holders of any class of Parent's capital stock is necessary to approve and adopt this Agreement or the transactions contemplated hereby.

     4.10 BROKERS. No broker, finder or investment banker (other than Goldman, Sachs & Co.) is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or any of Parent's Subsidiaries.

                                   ARTICLE V

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

     5.1  CONDUCT OF BUSINESS BY THE COMPANY PRIOR TO THE EFFECTIVE
TIME. Except as contemplated by this Agreement or as expressly agreed to in writing by Parent, during the period from the date of this Agreement to the Effective Time, the Company will, and will cause each of its Subsidiaries to, conduct its operations according to its ordinary and usual course of business and consistent with past practice and use its and their respective reasonable best efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, advertisers, distributors and others having business dealings with them and to preserve goodwill. Without limiting the generality of the foregoing, and except as (A) otherwise expressly provided in this Agreement, (B) required by Law, or
(C) set forth on Section 5.1 of the Company Disclosure Schedule, prior to the Effective Time, the Company will not, and will cause its Subsidiaries not to, without the prior written consent of Parent:

          (a) do or effect any of the following actions with respect to its or its Subsidiaries" securities: (i) adjust, split, combine or reclassify its capital stock, (ii) make, declare or pay any dividend or distribution on, or, directly or indirectly, redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, other than regular quarterly dividends on Company Common Stock and dividends declared and paid by any of the Company's directly or indirectly wholly owned Subsidiaries, (iii) grant any person any right or option to acquire any shares of its capital stock, (iv) issue, deliver or sell or agree to issue, deliver or sell any additional shares of its capital stock or any securities or obligations convertible into or exchangeable or exercisable for any shares of its capital stock or such securities, including pursuant to any employee stock purchase plans (except pursuant to the exercise of Company Options that are outstanding as of the date hereof and disclosed in
     Section 5.1 of the Company Disclosure Schedule), (v) reprice any Company Options, or (vi) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of its capital stock;

          (b) directly or indirectly sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any of its property or assets other than in the ordinary course of business consistent with past practice;

          (c) make or propose any changes in the Company Certificate or the Company By-Laws;

          (d) merge or consolidate with any other person;

          (e) acquire an amount of assets or capital stock of any other person in excess of $1,000,000;

          (f) redeem any rights under, amend or modify, or propose to amend or modify, the Company Rights Agreement, as amended as of the date hereof;

          (g) incur, create, assume or otherwise become liable for any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity, other than in the ordinary course of business, consistent with past practice;

          (h) create any new Subsidiaries;

          (i) increase the compensation or benefits payable or to become payable to its directors, officers or, except in the ordinary course of business consistent with past practice, other employees (whether from the Company or any of its Subsidiaries), or pay or award or accelerate any benefit not required by any existing plan or arrangement to any officer, director or employee (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units pursuant to the Company Benefit Plans or otherwise), or grant any severance or termination pay to any officer, director or other employee of the Company or any of its Subsidiaries (other than as required by existing agreements or policies described in Section 5.1 of the Company Disclosure

     Schedule), or enter into or amend any employment or severance agreement with, any director, officer or other employee of the Company or any of its Subsidiaries or establish, adopt, enter into, amend, or waive any performance or vesting criteria under any Company Benefit Plan for the benefit or welfare of any current or former directors, officers or employees of the Company or its Subsidiaries or their beneficiaries or dependents, except, in each case, to the extent required by applicable Law or regulation;

          (j) change any method or principle of financial accounting in a manner that is inconsistent with past practice except to the extent required by GAAP as advised by the Company's regular independent accountants, make any Tax election (unless required by law or made in the ordinary course of business consistent with past practice), settle or compromise any Tax liability of the Company or any of its Subsidiaries in excess of $500,000 or any pending or threatened suit, action or claim relating to any potential or actual Tax liability of the Company or any of its Subsidiaries in excess of $500,000, change any method of accounting for Tax purposes or file (other than in a manner consistent with past practice) any Tax Return;

          (k) settle any Actions, whether now pending or hereafter made or brought involving, individually, an amount in excess of $500,000 or, in the aggregate, an amount in excess of $1,000,000, or enter into any consent decree, injunction or other similar restraint or form of equitable relief in settlement of any Action;

          (l) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality agreement to which the Company is a party;

          (m) enter into any confidentiality agreements or arrangements other than in the ordinary course of business consistent with past practice (other than as permitted by Section 6.13);

          (n) write up, write down or write off the book value of any assets, individually in an amount in excess of $250,000 or, in the aggregate, in an amount in excess of $750,000, except for depreciation and amortization in accordance with GAAP consistently applied;

          (o) incur or commit to any capital expenditures unless such capital expenditure is reflected in the budget previously provided to Parent (the "Budget") or any other items that, individually or in the aggregate, are not in excess of $750,000;

          (p) take any action to exempt or make not subject to (i) the provisions of Section 203 of the DGCL or (ii) any other state takeover Law or other state Law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person or entity (other than Parent or its Subsidiaries) or any action taken thereby, which person, entity or action would otherwise have been subject to the restrictive provisions thereof and not exempt therefrom;

          (q) enter into any transaction or agreement, or amend any existing agreement between the Company or any of its Subsidiaries and any director or executive officer of the Company;

          (r) enter into or carry out any other material transaction other than in the ordinary and usual course of business;

          (s) knowingly take any action that would prevent or impede the Merger (unless Parent makes a Cash Election) from qualifying as a "reorganization" within the meaning of Section 368 of the Code;

          (t) agree in writing or otherwise to take any of the foregoing actions.

     5.2 ADVICE OF CHANGES. The Company shall promptly advise Parent of any change in the normal course of the Company's or its Subsidiaries" businesses and of any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Entity if such change, complaint, investigation or hearing would reasonably be expected to have a Material Adverse Effect on the Company, would reasonably be expected to cause or constitute a material breach of any of the Company's representations, warranties or covenants contained herein, or is reasonably likely to delay or impede the ability of the Company to consummate the transactions contemplated by this Agreement or to fulfill its obligations set forth herein.

     5.3 CONDUCT OF PARENT'S OPERATIONS. Except as set forth in Section 5.3 of the Parent Disclosure Schedule, during the period from the date of this Agreement to the Effective Time, Parent shall use its reasonable best efforts to preserve intact its business organization, to keep available the services of its current officers and employees and preserve its relationships with customers, suppliers, licensors, licensees, advertisers, distributors and others having business dealings with it and to preserve goodwill. During the period from the date of this Agreement to the Effective Time, Parent shall not (i) make any amendment to the Parent Certificate that changes the fundamental attributes of the Parent Common Stock, (ii) make any material changes to the Certificate of Incorporation of Merger Sub, (iii) make, declare or pay any extraordinary cash dividend, other than extraordinary dividends between Parent and a Subsidiary of Parent, (iv) take any action that is material and adverse to the Company Stockholders as prospective stockholders of Parent and that affects Company Stockholders disproportionately as compared to the current stockholders of Parent, (v) permit or cause any Subsidiaries to do any of the foregoing or agree or commit to any of the foregoing, or (vi) agree in writing or otherwise to take any of the foregoing actions.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     6.1 REGULATORY MATTERS. (a) As promptly as practicable after the execution of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement (which shall be the same as the proxy statement/prospectus filed by Parent with the Registration Statement), and Parent shall promptly prepare and file with the SEC a Registration Statement on Form S-4 to register the Parent Common Stock to be issued in connection with the Merger (the "Registration Statement"). Each of the Company and Parent shall use their reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall thereafter, as promptly as practicable, mail or deliver the Proxy Statement to the Company Stockholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities Law or blue sky permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of the Company capital stock as may be reasonably requested by Parent in connection with any such action.

     (b) Subject to Section 6.1(d), each of the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their reasonable best efforts to file in connection with the Merger and the transactions contemplated hereby as soon as practicable (i) notifications under the HSR Act, and (ii) such notifications and filings as may be required under any other Antitrust Laws (as defined below). Subject to Section 6.1(d), the Company and Parent shall use their reasonable best efforts to take all action necessary, proper and advisable under applicable Antitrust Laws and regulations with respect to the following: (x) to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, including, without limitation, by responding as promptly as practicable to any inquiries received from the Federal Trade Commission (the "FTC") or the Antitrust Division of the Department of Justice (the "Antitrust Division") or any state or local governmental entity for additional information or documentation, (y) with regard to the supernational and multinational authorities to cause the expiration or termination of applicable waiting periods, the satisfaction of such other filing requirements, or the issuance of such approvals, consents or authorizations as may be required with respect to the Antitrust Laws of any foreign jurisdiction, and (z) to avoid the entry of any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, under any Antitrust Law, that would have the effect of prohibiting, preventing or restricting consummation of such transactions. The Company and Parent shall, in connection with the efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Merger Agreement under Antitrust Laws, (i) cooperate with each other in connection with any filing or submission and in connection with any investigation or other inquiry; (ii) promptly inform the other party of any communication to it from any

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

Governmental Entity and permit the other party to review in advance any proposed communication from it to any Governmental Entity or third party (other than documents containing confidential business information that shall be shared only with outside counsel to the non-filing party); and (iii) consult with the other party in advance of arranging for or participating in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry. The Company shall not enter into any proposed understanding, undertaking or agreement with any Governmental Entity in connection with the transactions contemplated by this Merger Agreement without the prior written consent of Parent. Without limiting the generality of the foregoing, the Company and Parent shall make all necessary filings in connection with any other Company Required Approvals and Parent Required Approvals promptly following the date of this Agreement, and shall use their reasonable best efforts to furnish or cause to be furnished, as promptly as practicable, all information, documents and access to knowledgeable persons requested with respect to such and shall otherwise cooperate with the applicable Governmental Entity in order to obtain any such approvals. Subject to Section 6.1(d), each of the Company and Parent shall use its reasonable best efforts to resolve such objections, if any, as any Governmental Entity may assert with respect to this Agreement and the transactions contemplated hereby in as expeditious a manner as possible. Subject to Section 6.1(d), in the event that a suit is instituted by any person or Governmental Entity challenging this Agreement and the transactions contemplated hereby as violative of applicable U.S., state, local or foreign antitrust, competition or other laws, each of the Company and Parent shall use its reasonable best efforts to resist or resolve such suit.

     (c) "Antitrust Law" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all other federal, state, or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, creating or enhancing a dominant position, restraint of trade or lessening of competition through merger or acquisition.

     (d) Notwithstanding any other provision of this Agreement, under no circumstances shall Parent be obligated, in connection with its efforts to obtain any required consent or approval of a Governmental Entity, to take any action that, in the reasonable judgment of Parent, would reasonably be expected to materially impair the overall benefits expected to be realized by Parent from consummation of the Merger.

     6.2 ACCESS TO INFORMATION. (a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, during the period prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of Parent, access, during normal business hours, to its officers, employees, agents, properties, books, contracts, commitments and records, and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Parent all other information concerning its business, properties and personnel as Parent may reasonably request.

     (b) Parent shall hold all information furnished by or on behalf of the Company or any of the Company's Subsidiaries or representatives pursuant to
Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated December 10, 1998, between the Company and Parent (the "Confidentiality Agreement").

     (c) No investigation by the Parent or its representatives shall affect the representations and warranties of the other set forth herein.

     6.3 COMPANY STOCKHOLDERS MEETING. The Company shall take all action in accordance with the federal securities laws, the DGCL and the Company Certificate and the Company By-laws necessary to duly call, give notice of, convene and hold a special meeting of the Company Stockholders (the "Company Stockholders Meeting") to be held on the earliest practicable date determined in consultation with Parent to consider and vote upon approval of the Merger, this Agreement and the transactions contemplated hereby. Unless the Board of Directors of the Company shall withdraw, modify or change, in a manner adverse to Parent, the Company Board Recommendation pursuant to Section 6.13, the Company shall solicit the approval of the Merger, this Agreement and the transactions contemplated hereby, by the

Company Stockholders, and the Board of Directors of the Company shall make the Company Board Recommendation.

     6.4 LEGAL AND OTHER CONDITIONS TO MERGER. Subject to Section 6.1(d), each of the Company and Parent shall, and shall cause its Subsidiaries to, use their reasonable best efforts to take, or cause to be taken, all appropriate actions
(i) to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated by this Agreement, (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Parent or the Company or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement and (iii) to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

     6.5 AFFILIATES OF THE COMPANY. The Company shall use its reasonable best efforts to cause each such person who may be at the date of the Company Stockholders Meeting an "affiliate" of the Company for purposes of Rule 145 under the Securities Act to execute and deliver to Parent at or prior to the Closing the written undertakings in the form attached hereto as Exhibit A (a "Company Affiliate Letter"). No later than 10 days prior to the Closing, the Company, after consultation with its outside counsel, shall provide Parent with a letter (reasonably satisfactory to outside counsel to Parent) specifying all of the persons or entities who, in the Company's opinion, may be deemed to be "affiliates" of the Company under the preceding sentence. The foregoing notwithstanding, Parent shall be entitled to place legends as specified in the Company Affiliate Letter on the certificates evidencing Parent Common Stock to be received by any such "affiliate" of the Company specified in such letter pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the shares of Parent Common Stock, consistent with the terms of the Company Affiliate Letter, regardless of whether such person has executed the Company Affiliate Letter.

     6.6 STOCK EXCHANGE LISTING. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

     6.7 EMPLOYEE BENEFITS. (a) (i) Parent shall, as of the Effective Time, assume and honor or cause the Surviving Corporation to assume and honor, all Company Benefit Plans (including, but not limited to, each employment, consulting and severance agreement and the Company's Deferred Compensation Plan and Supplemental Retirement Plan (the "SRP") and the enhanced SRP benefit for the six individuals previously disclosed to Parent), pursuant to the terms of the Company Benefit Plans. Notwithstanding the foregoing, the Company agrees to, effective as of the date hereof, take appropriate action and to amend the SRP to clarify that the SRP may be terminated with respect to future benefit accruals thereunder, which relate to post-Effective Time service.

          (ii) Parent acknowledges that for purposes of the Company Benefit Plans, the consummation of the Merger will constitute a "Change in Control" of the Company and a "Transaction" (as such terms are defined in such plans, agreements and arrangements), and that following the Effective Time the employees set forth in Section 6.7(a)(ii) of the Company Disclosure Schedule may terminate employment under their employment agreements and receive change of control severance benefits (as described in Section 6.7(a)(ii) of the Company Disclosure Schedule) thereunder.

     (b) With respect to employees who are not collectively bargained employees of the Company immediately prior to the Effective Time ("Company Employees"), in addition to the foregoing, except as provided herein, Parent shall cause the Surviving Corporation to continue to maintain the Company Benefit Plans (other than equity-based plans or arrangements) at least through December 31, 1999. With respect to such Company Employees, from January 1, 2000 through the second anniversary of the Effective Time, Parent shall, provide employee benefits and incentive compensation (other than equity-based programs) substantially equivalent in the aggregate to, in the discretion of the Parent, either those provided to the Company Employees immediately prior to the Effective Time or those provided to similarly situated employees of the Parent and its Subsidiaries.

     (c) For purposes of all employee benefit plans, maintained by or contributed to by the Parent or its Subsidiaries in which Company Employees participate, Parent shall cause each such plan to treat the prior service with the Company and its Subsidiaries of each Company Employee as service rendered to Parent or its Subsidiaries, as the case may be, for purposes of eligibility to participate and vesting thereunder. In addition, Parent shall recognize each Company Employee's service with the Company and its Subsidiaries prior to the Effective Time for purposes of determining benefit levels for vacation, sick time, short term disability and severance). In the event Parent terminates, suspends or merges a Company tax-qualified defined benefit pension plan with a "final average pay" formula, Parent will make future adjustments to accrued benefits under such plan based on future compensation increases, cost of living increases or such other reasonable and appropriate method, determined by the Parent, to prevent a material reduction in the relative value of the accrued benefit under Company's pension plan; provided, however, that no such adjustment shall be required if it would result in a duplication of benefits.

     (d) Parent shall (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Company Employees under any welfare benefits plans that such Company Employees may be eligible to participate in after the Effective Time, except for such conditions which are pre-existing conditions under the applicable Company Benefit Plan and (ii) provide each Company Employee with credit for any co-payments and deductibles paid prior to the Effective Time (in the calendar year of the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time.

     (e) The Company's Officer Performance Compensation Plan and, with respect to corporate headquarters and aerospace division employees, the Company's Management Performance Plan (the "Performance Plans") shall be terminated at the Effective Time. The Management Performance Plan, with respect to employees other than corporate headquarters or aerospace division employees, may, at the discretion of Parent, continue through December 31, 1999, or be terminated at the Effective Time. In the event the Management Performance Plan is continued, as soon as practicable following the Effective Time, Parent shall equitably adjust the 1999 performance targets established for the Management Performance Plan to the extent adjustment may be appropriate as a result of the effect of the transaction contemplated herein on such performance targets. Adjusted performance targets shall provide a reasonably equivalent measure of Company business performance as a division or subsidiary of Parent relative to the Company's business performance as an independent company. Following termination of the Performance Plans, pro rata payments will be made under such plans as of the Effective Time, based upon the performance of the Company through the end of the month immediately preceding the Effective Time.

     (f) Parent agrees to provide Company Employees severance benefits if such employee's employment is either involuntarily terminated without cause or constructively terminated due to relocation or a decrease in base compensation (a "Termination Event"), in each case within one year following the Effective Time. The amount of such severance benefits and the provision of non-cash benefits such as outplacement services and continuation of welfare benefit coverage shall be determined by Parent, based upon the established severance policies and practices of the Company and the Parent in connection with "downsizing" of employees, and upon severance programs in similar industries and/or geographical locations and other similar factors; provided, that the Company may establish a severance plan, effective following the Effective Time, for approximately ninety-five (95) corporate headquarters employees and for the office personnel of the Company's aerospace division, which will provide severance benefits if a Termination Event occurs on or prior to December 31, 1999. Such severance plan will provide the level and type of benefits described in Section 6.7(f) of the Company Disclosure Schedule, the receipt of which shall be conditioned upon the execution of a standard Parent waiver and release of claims.

     (g) Prior to the Effective Time, the Company may establish a retention program on terms and conditions to be reasonably agreed upon by Company and the Parent.

     6.8 INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. (a) From and after the Effective Time, Parent shall cause (including, to the extent required, providing sufficient funding to enable the Surviving Corporation to satisfy all of its obligations under this Section 6.8(a)), the Surviving Corporation to indemnify, defend and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the fullest extent provided or permitted under the Company Certificate, the Company By-laws, and any indemnification agreements in effect on the date hereof and previously disclosed in writing to Parent. The Certificate of Incorporation and By-laws of the Surviving Corporation shall contain provisions with respect to indemnification substantially the same as those in the Company Certificate and the Company By-laws.

     (b) Parent shall cause the individuals serving as officers and directors of the Company and its Subsidiaries immediately prior to the Effective Time to be covered for a period of six years from the Effective Time (or the period of the applicable statute of limitations, if longer) by the directors" and officers" liability insurance policy maintained by the Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that in no event shall Parent be required to expend more than 200% of the current amount expended by the Company (the "Insurance Amount") to maintain or procure insurance coverage pursuant hereto and provided further that if Parent is unable to maintain or obtain the insurance called for by this
Section 6.8(b), Parent shall use its reasonable best efforts to obtain as much comparable insurance as available for the Insurance Amount.

     6.9 ADDITIONAL AGREEMENTS. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of the Company, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, Parent.

     6.10 PUBLIC ANNOUNCEMENTS. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld, except, if time does not permit such consultation and obtaining such consent, as may be required by Law or the rules and regulations of the NYSE.

     6.11 MERGER SUB. Prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement and will not have any assets (other than a de minimis amount of cash paid to Merger Sub for the issuance of its stock to Parent) or any material liabilities.

     6.12 SUBSEQUENT FINANCIAL STATEMENTS. The Company shall provide to Parent a copy of the Company's financial statements for any period ending after the date of this Agreement prior to making publicly available its financial results for any such period and prior to filing any Company SEC Documents after the date of this Agreement.

     6.13 NO SOLICITATION. During the term of this Agreement, the Company itself shall not, and it shall not authorize or permit any of its Subsidiaries, or any of its or its Subsidiaries" directors, officers, employees, agents or representatives, directly or indirectly, to solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal with respect to any recapitalization, merger, consolidation or other business combination involving the Company, or the acquisition of any capital stock (other than upon exercise of the Company Options that are outstanding as of the date hereof) or all or any material portion of the assets of the Company and its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions, or any combination of the foregoing (a "Competing Transaction"), or negotiate, explore or otherwise engage in discussions with any person (other than Parent, Merger Sub or their respective directors, officers, employees, agents and representatives) with respect to any Competing Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement and the Company will immediately cease all existing activities, discussions and negotiations with any parties conducted heretofore with respect to any proposal for a Competing Transaction; provided that, at any time prior to the approval of the Merger by the Company Stockholders, the Company may furnish information to, and negotiate or otherwise engage in discussions with, any party who delivers a Superior Proposal (as defined below) that was not solicited, initiated, facilitated or encouraged by the Company, its Subsidiaries or any of their respective representatives, directors, officers or employees after the date of this Agreement if and so long as the Board of Directors of the Company determines in good faith, after consultation with and receipt of advice from its outside counsel, that such action is required to comply with its fiduciary duties under applicable Law. As a condition to furnishing non-public information to any party that makes a Superior Proposal, the Company will enter into a confidentiality agreement with such party, with terms and conditions no less favorable to the Company than the terms and provisions contained in the Confidentiality Agreement. In the event that, prior to the approval of the Merger by the Company Stockholders, the Board of Directors of the Company receives a Superior Proposal that was not solicited, initiated, facilitated or encouraged by the Company, its Subsidiaries or any of their respective representatives, directors, officers or employees, after the date of this Agreement, and the Board of Directors of the Company determines in good faith after consultation with its outside counsel that such action is required to comply with its fiduciary duties under applicable Law, the Board of Directors of the Company may (subject to this and the following sentences) withdraw, modify or change, in a manner adverse to Parent, the Company Board Recommendation and/or recommend a Superior Proposal to the Company Stockholders, provided that it gives Parent five business days" prior written notice of its intention to do so. From and after the execution of this Agreement, the Company shall promptly, orally and in writing, advise Parent of the receipt by it, any of its Subsidiaries, or any of their respective directors, officers, employees or representatives, of any inquiries, discussions, negotiations, or proposals relating to a Competing Transaction (including the specific terms and conditions thereof, and any amendments or revisions thereto, and the identity of the other party or parties involved) and promptly furnish to Parent a copy of any such written proposal in addition to any information provided to or by any third party relating thereto. In addition, the Company shall immediately advise Parent, in writing, if the Board of Directors of the Company shall make any determination as to any Competing Transaction as contemplated by the first proviso to this Section 6.13. Nothing contained in this Section 6.13 shall prevent the Company or its Board of Directors from complying with Rule 14e-2 promulgated under the Exchange Act with regard to any proposal for a Competing Transaction. As used herein, the term "Superior Proposal" means a written proposal relating to a Competing Transaction that the Board of Directors of the Company determines is, after consulting with and receipt of advice from the Company Financial Advisor (or any other nationally recognized investment banking firm), more favorable to the Company Stockholders from a financial point of view than the transactions contemplated by this Agreement (including, and after considering, any adjustment to the terms and conditions proposed by Parent in response to such Competing Transaction), and (if such Competing Transaction includes cash as consideration) that sufficient financing commitments have been obtained with respect to such Competing Transaction that it reasonably expects a transaction pursuant to such proposal could be consummated and that such transaction is reasonably capable of being consummated without material delay taking into account all legal, accounting, regulatory and other aspects of such Competing Transaction. Nothing in this Section 6.13 shall permit the Company or Parent to terminate this Agreement except as specifically provided in Article VIII hereof. The Company shall not release any third party from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another person and the Company has previously delivered all such agreements to Parent.

                                  ARTICLE VII

                              CONDITIONS PRECEDENT

     7.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) Stockholder Approval. The requisite holders of issued and outstanding shares of Company Common Stock shall have duly approved and adopted the Merger Agreement and the Merger.

          (b) NYSE Listing. The shares of Parent Common Stock which shall be issued to the Company Stockholders upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

          (c) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated.

          (d) Other Approvals. (i) Approval by the European Commission under the EU Council Regulation 4064/89, as amended, shall have been received;
     (ii) all waiting periods under the Competition Act of Canada shall have expired or been terminated; and (iii) all other Parent Required Approvals and all other Company Required Approvals (other than under the HSR Act which is covered by Section 7.1(c) above) with respect to the Merger shall have been obtained except where the failure to obtain such Parent Required Approvals and Company Required Approvals would not reasonably be expected to have a Material Adverse Effect on the Company or Parent or to materially impair the benefits expected to be realized by Parent from consummation of the Merger.

          (e) Registration Statement/Proxy Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC. The Proxy Statement shall have been delivered to the Company Stockholders in accordance with the requirements of the Securities Act and the Exchange Act.

          (f) No Injunctions or Restraints; Illegality. No statute, rule, regulation, executive or other order shall have been enacted, issued, promulgated or enforced by any Governmental Entity and no preliminary or permanent injunction, temporary restraining order or other legal restraint or prohibition issued by a court or other Governmental Entity (collectively "Restraints") preventing or rendering illegal the consummation of the Merger shall be in effect.

          (g) Tax Opinions. Unless Parent makes a Cash Election, the Company shall have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP and Parent shall have received the opinion of Wachtell, Lipton, Rosen & Katz, which opinions shall be dated as of the Closing Date, to the effect that the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that Parent, Merger Sub and the Company will each be a party to such reorganization within the meaning of Section 368(b) of the Code. In rendering such opinions, such firms may rely upon representations and covenants, including those contained in certificates of officers of the Company, Merger Sub and Parent, which representations and covenants are in form and substance reasonably acceptable to such counsel.

     7.2 CONDITIONS TO OBLIGATIONS OF THE COMPANY. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

          (a) Representations and Warranties. The representations and warranties of Parent set forth in this Agreement (when read without any exception or qualification as to materiality or Material Adverse Effect) shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of a specific date which shall be true and correct as of such date) as of the Closing Date as though made on and as of the Closing Date, except where the failure or failures to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer, Chief Financial Officer or an Executive Vice President of Parent to the foregoing effect.

          (b) Performance of Obligations of Parent. Parent shall have performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer, Chief Financial Officer or an Executive Vice President of Parent to such effect.

     7.3 CONDITIONS TO OBLIGATIONS OF PARENT. The obligation of Parent to effect the Merger is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

          (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement (when read without any exception or qualification as to materiality or Material Adverse Effect) shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of a specific date which shall be true and correct as of such date) as of the Closing Date as though made on and as of the Closing Date, except where the failure or failures to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.

          (b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

          (c) No Material Adverse Change. At any time after the date of this Agreement there shall not have occurred any event, occurrence, development or state of circumstances, that has had, or would reasonably be expected to have, a Material Adverse Effect on the Company.

          (d) Affiliate Letters. The Company shall have used its reasonable best efforts to cause each person identified as an affiliate pursuant to
     Section 6.5 to deliver to Parent, prior to the Effective Time, a Company Affiliate Letter.
                                  ARTICLE VIII

                           TERMINATION AND AMENDMENT

     8.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the Company Stockholders:

          (a) by mutual written consent of the Company and Parent;

          (b) by either the Company or Parent if (i) any Restraint preventing or rendering illegal consummation of the Merger shall have become final and nonappealable (unless the failure by such party to fulfill its obligations pursuant to Section 6.1(b) shall have been the cause of, or resulted in, such Restraint) or (ii) any Governmental Entity shall have failed to issue an order, decree or ruling or to take any other action necessary to fulfill the condition set forth in Section 7.1(d) and such denial of a request to issue such order, decree, ruling or take such other action shall have become final and nonappealable (unless the cause of such denial was the failure by such party to comply with Section 6.1(b));

          (c) by either the Company or Parent if the Merger shall not have been consummated on or before October 31, 1999, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

          (d) by either the Company or Parent (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature or timing, cannot be cured prior to the Closing Date;

          (e) by either the Company or Parent if the approval of the Company Stockholders required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at the Company Stockholders Meeting or at any adjournment or postponement thereof;

          (f) by Parent if (i) the Board of Directors of the Company shall, or shall announce its intention to, withdraw, modify or change the Company Board Recommendation in a manner adverse to Parent, or if the Board of Directors of the Company shall have refused to affirm the Company Board Recommendation as promptly as practicable (but in any case within three business days) after receipt of any written request from Parent or (ii) the Board of the Directors of the Company approves or recommends a Competing Transaction; or

          (g) by the Company if the Board of Directors of the Company shall conclude in good faith, after consultation with and receipt of advice from its outside counsel, that in light of the receipt of a Superior Proposal that was not solicited, initiated, facilitated or encouraged after the date of this Agreement by the Company, its Subsidiaries or any of their respective representatives, directors, officers or employees, such action is required to comply with its fiduciary duties under applicable Law, the Company may (only after the Company has made such payment as is provided for in Section 8.2(b) and only prior to the approval of this Agreement by the Company Stockholders) terminate this Agreement solely in order to concurrently enter into a definitive agreement with respect to such Superior Proposal; provided, however, the Company may not terminate this Agreement pursuant to this clause (g) until after the fifth business day following the delivery to Parent of written notice advising Parent that the Board of Directors of the Company is prepared to enter into a definitive agreement with respect to a Superior Proposal and only if, during such five-business day period, the Company and its representatives shall, if requested by Parent, have negotiated in good faith with Parent to make such adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with the Merger on such adjusted terms.

     8.2 EFFECT OF TERMINATION. (a) Except as provided in Section 8.2(b), in the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of the Company, Parent, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that notwithstanding anything to the contrary contained in this Agreement, neither the Company nor Parent shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement and the agreements and covenants set forth in Section 9.1 shall survive termination.

     (b) In the event of termination of this Agreement without consummation of the transactions contemplated hereby:

          (i) by Parent pursuant to Section 8.1(f);

          (ii) by the Company pursuant to Section 8.1(g); or

          (iii) by either party pursuant to Sections 8.1(c) or 8.1(e) or by Parent pursuant to Section 8.1(d), in each case with respect to this clause
     (iii), in circumstances where within 16 months after the termination of this Agreement the Company enters into a definitive agreement in respect of, or approves or recommends a Competing Transaction or redeems any rights under, or modifies or agrees to modify, the Company Rights Agreement (or any replacement thereof) to facilitate, any Competing Transaction with any person (other than Parent or any Subsidiary of Parent), then the Company shall make payment to Parent by wire transfer of immediately available funds of a fee in the amount of $160,000,000 (the "Breakup Fee"), in the case of a termination by Parent pursuant to clause
     (i) above, within two business days following such termination or, in the case of a termination by the Company pursuant to clause (ii) above, concurrently with such termination, or, in the case of clause (iii) above, not later than the earliest of the date of such definitive agreement, approval, recommendation, redemption, modification or agreement to modify. Acceptance by Parent of the payment referred to in the foregoing sentence shall constitute conclusive evidence that this Agreement has been validly terminated. Termination by the Company pursuant to Section 8.1(g) shall not be effective until payment of the Breakup Fee required by this Section 8.2(b).

     8.3 AMENDMENT; EXTENSION; WAIVER. Subject to compliance with applicable Law, at any time prior to the Effective Time, this Agreement may be amended by the parties hereto, and the parties hereto may, to the extent legally allowed,
(i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and
(iii) waive compliance with any of the agreements or conditions contained herein; in each case, by action taken or authorized by their respective Boards of Directors; provided, however, that, after any approval of the transactions contemplated by this Agreement by the Company Stockholders, there may not be, without further approval of such stockholders, any amendment, extension or waiver of this Agreement or any portion thereof which changes the amount or the form of the consideration to be delivered to the Company Stockholders hereunder other than as contemplated by this Agreement. Any amendment or agreement on the part of the parties hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     9.1 NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply, in whole or in part, after the Effective Time, including the agreements contained in this Section 9.1 and Sections 6.2(b) (access to information), 6.7 (employee benefits), 6.8 (indemnification, directors" and officers" insurance), 6.9 (additional agreements), 8.2 (effect of termination) and 9.2 (expenses).

     9.2  EXPENSES.  Subject to the provisions of Article VIII, including
Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Proxy Statement, and all filing and other fees paid to the SEC in connection with the Merger, shall be borne equally by the Company and Parent.

     9.3 NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered, mailed or transmitted, and shall be effective upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like means) or sent by electronic transmission to the telecopier number specified below:

          (a) if to the Company, to:

              Sundstrand Corporation
              Corporate Headquarters
              4949 Harrison Avenue
              Rockford, Illinois 61125-7003
              Attention: General Counsel
              Telecopy: (815) 394-2440

              with a copy to:

              Skadden, Arps, Slate, Meagher & Flom LLP
              919 Third Avenue
              New York, New York 10022
              Attention: Roger S. Aaron, Esq.
              Alan C. Myers, Esq.
              Telecopy No.: (212) 735-2000

          (b) if to Parent or Merger Sub, to:

              United Technologies Corporation
              United Technologies Building
              1 Financial Plaza
              Hartford, Connecticut 06101
              Attention: General Counsel
              Telecopy: (860) 728-7862

              with a copy to

              Wachtell, Lipton, Rosen & Katz
              51 West 52nd Street
              New York, New York 10019
              Attention: Barry A. Bryer, Esq.
              Telecopy No.: (212) 403-2000

     9.4 INTERPRETATION; CERTAIN DEFINITIONS. (a) When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article, a Section of or an Exhibit to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     (b) (i) References in this Agreement (except as specifically otherwise defined) to "affiliates" shall mean, as to any person, any other person that, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership of other ownership interests, by contract or otherwise.

          (ii) As used in this Agreement, any reference to any state of facts, event, change or effect having a "Material Adverse Effect" on or with respect to the Company or Parent, as the case may be, means such state of facts, event, change or effect that has had a material adverse effect on the business, assets, properties, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries or Parent and its Subsidiaries, in either case, taken as a whole, provided that Material Adverse Effect shall not include changes or effects relating to general U.S. or global economic conditions.

          (iii) References in this Agreement to "Subsidiaries" of the Company or Parent shall mean any corporation or other form of legal entity of which more than 50% of the outstanding voting securities are on the date hereof, directly or indirectly, owned by the Company or Parent, as the case may be.

          (iv) References in the Agreement to "person" shall mean an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including, without limitation, a Governmental Entity.

          (v) Use of the word "including" shall mean "including, without limitation."

          (vi) Reference to the "knowledge" of any person that is not an individual shall be to the knowledge of the executive officers of such person and, with respect to representations and warranties made or deemed to be made as of the Closing Date, unless expressly limited to a specified date of this Agreement, shall include knowledge obtained at any time after the date hereof and prior to the Closing Date.

     9.5 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     9.6 ENTIRE AGREEMENT. This Agreement (and the Exhibits, Disclosure Schedules and other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

     9.7 GOVERNING LAW. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of Law.

     9.8 CONSENT TO JURISDICTION; VENUE. (a) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware, for the purpose of any action or proceeding arising out of or relating to this Agreement and each of the parties hereto irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any Delaware state or federal court sitting in the City of Wilmington, Delaware. Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

     (b) Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other Action or proceeding relating to the Merger, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 9.8 shall affect the right of any party hereto to serve legal process in any other manner permitted by law.

     9.9 SPECIFIC PERFORMANCE. The transactions contemplated by this Agreement are unique. Accordingly, each of the parties acknowledges and agrees that, in addition to all other remedies to which it may be entitled, each of the parties hereto is entitled to a decree of specific performance, provided that such party is not in material default hereunder.

     9.10 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

     9.11 ASSIGNMENT; THIRD PARTY BENEFICIARIES. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except for Section 6.8, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                                          SUNDSTRAND CORPORATION

                                          By: /s/ ROBERT H. JENKINS
                                            ------------------------------------
                                              Name: Robert H. Jenkins
                                              Title:  Chairman, President and
                                                      Chief Executive Officer

                                          UNITED TECHNOLOGIES CORPORATION

                                          By: /s/ GEORGE DAVID
                                            ------------------------------------
                                              Name: George David
                                              Title:  Chairman, President and
                                                      Chief Executive Officer

                                          HSSAIL INC.

                                          By: /s/ ARI BOUSBIB
                                            ------------------------------------
                                              Name: Ari Bousbib
                                              Title:  President

                                                                       EXHIBIT A

                                                      , 1999

United Technologies Corporation
United Technologies Building
1 Financial Plaza
Hartford, Connecticut 06101

Gentlemen:

     The undersigned acknowledges that, as of the date hereof, the undersigned may be deemed to be an "affiliate" of Sundstrand Corporation, a Delaware corporation (the "Company"), as the term "affiliate" is used in and for purposes of paragraphs (c) and (d) of Rule 145 ("Rule 145") promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), although nothing contained herein shall be construed as an admission of such fact. Pursuant to the terms and subject to the
conditions of the Agreement and Plan of Merger dated as of February   , 1999
(the "Agreement"), among the Company, United Technologies Corporation, a Delaware corporation ("Parent"), and HSSail Inc., a Delaware corporation and a wholly owned Subsidiary of Parent ("Merger Sub"), the Company will be merged with and into Merger Sub (the "Merger") and all of the outstanding shares of common stock of the Company, par value $.50 per share ("Company Common Stock"), will be converted into the right to receive shares of common stock par value $1.00 per share, of Parent ("Parent Common Stock") and/or the Cash Consideration (as defined in the Agreement). In, or as a result of, the Merger, the undersigned may receive shares of Parent Common Stock in exchange for the shares of the Company Common Stock owned by the undersigned immediately prior to the time of the effectiveness of the Merger (the "Effective Time").

     The undersigned acknowledges that if the undersigned is an "affiliate," as the term is used in and for the purposes of Rule 145 under the Securities Act, the undersigned's ability to sell, assign or transfer shares of Parent Common Stock beneficially owned by the undersigned as a result of the Merger may be restricted unless such transaction is registered under the Securities Act or an exemption from such registration is available. The undersigned understands that such exemptions are limited and the undersigned has obtained advice of counsel as to the nature and conditions of such exemptions, including information with respect to the applicability to the sale, assignment or transfer of such securities of Rule 144 and 145(d) promulgated under the Securities Act.

     The undersigned further acknowledges and agrees with Parent that the undersigned will not offer to sell, transfer or otherwise dispose of any of the shares of Parent Common Stock beneficially owned by the undersigned as a result of the Merger except (a) in compliance with the applicable provisions of Rule 145 or (b) pursuant to a registration statement under the Securities Act or (c) in a transaction that, in the opinion of counsel reasonably satisfactory to Parent or as described in a "no-action" or interpretive letter from the Staff of the Commission, is not required to be registered under the Securities Act; provided, however, that, for so long as the undersigned holds any shares of Parent Common Stock as to which the undersigned is subject to the limitations of Rule 145, Parent will use its reasonable efforts to file all reports required to be filed by it pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as the same shall be in effect at the time, so as to satisfy the requirements of paragraph (c) of Rule 144 under the Securities Act that there be available current public information with respect to Parent, and to that extent to make available to the undersigned the exemption afforded by Rule 145 with respect to the sale, transfer or other disposition of the shares of Parent Common Stock.

     In the event of a sale or other disposition by the undersigned of shares of Parent Common Stock pursuant to Rule 145(d)(1), the undersigned will supply Parent with evidence of compliance with such Rule, in the form of a letter in the form of Annex I hereto. The undersigned understands that Parent may instruct its transfer agent to withhold the transfer of any shares of Parent Common Stock owned by the undersigned, but that upon receipt of such evidence of compliance or the availability of an exemption from registration under the Securities Act, the transfer agent shall effectuate the transfer of shares of Parent Common Stock sold as indicated in the letter.

                                      EX-1

     The undersigned acknowledges and agrees that appropriate legends will be placed on certificates representing shares of Parent Common Stock received by the undersigned in the Merger or held by a transferee thereof which legends will be removed by delivery of substitute certificates, and the related transfer restrictions will be lifted forthwith, upon receipt of an opinion in form and substance reasonably satisfactory to Parent from independent counsel reasonably satisfactory to Parent to the effect that such legends are no longer required for purposes of the Securities Act. Notwithstanding the foregoing, any such legends will be removed by delivery of substitute certificates upon written request of the undersigned if at the time of making such request the undersigned would otherwise be permitted to dispose of the shares of Parent Common Stock represented by such certificates pursuant to Rule 145(d)(2) or Rule 145(d)(3).

     The undersigned acknowledges that (i) the undersigned has carefully read this letter and understands the requirements hereof and the limitations imposed upon the distribution, sale, transfer or other disposition of shares of Parent Common Stock and Company Common Stock and (ii) the receipt by Parent of this letter agreement is an inducement to Parent's obligations to consummate the Merger. This letter agreement shall expire and be of no force or effect upon termination of the Agreement prior to the Effective Time.

                                          Very truly yours,

                                          --------------------------------------
                                          Name:

Accepted and agreed this
    day of             , 1999
---        ------------

UNITED TECHNOLOGIES CORPORATION

By:
----------------------------------------------------
    Name:
    -----------------------------------------------------
    Title:
    ------------------------------------------------------

                                      EX-2

                                                                      ANNEX I TO
                                                                       EXHIBIT A
                                         ,
United Technologies Corporation
United Technologies Building
1 Financial Plaza
Hartford, Connecticut 06101

     On                  ,      , the undersigned sold the securities of United
Technologies Corporation (the "Parent") described below in the space provided for that purpose (the "Securities"). The Securities were acquired by the undersigned in connection with the merger of Sundstrand Corporation with HSSail Inc.

     Based upon the most recent report or statement filed by Parent with the Securities and Exchange Commission, the Securities sold by the undersigned were within the prescribed limitations set forth in paragraph (e) of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act").

     The undersigned hereby represents to Parent that the Securities were sold in "brokers" transactions" within the meaning of Section 4(4) of the Act or in transactions directly with a "market maker" as that term is defined in Section 3(a)(38) of the Securities Exchange Act of 1934, as amended. The undersigned further represents to Parent that the undersigned has not solicited or arranged for the solicitation of orders to buy the Securities, and that the undersigned has not made any payment in connection with the offer or sale of the Securities to any person other than to the broker who executed the order in respect of such sale.

                                          Very truly yours,

DESCRIPTION OF SECURITIES SOLD:

                                      EX-3

                                                                      APPENDIX B

                                                               February 21, 1999
Board of Directors
Sundstrand Corporation
4949 Harrison Avenue
Rockford, IL 61125-7003

Members of the Board of Directors:

     Sundstrand Corporation (the "Company"), United Technologies Corporation (the "Acquiror") and HSSail Inc., a wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), propose to enter into an Agreement and Plan of Merger dated as of February 21, 1999 (the "Agreement") pursuant to which the Company will be merged with and into the Acquisition Sub (the "Merger", unless the Acquiror makes the cash election described below (the "Cash Election") in which case the "Merger" means the merger of the Acquisition Sub with and into the Company). Unless the Acquiror makes the Cash Election, upon consummation of the Merger each outstanding share of the Company's common stock, par value $0.50 per share (the "Company Shares"), will be converted into the right to receive (i) $35.00 in cash (the "Cash Consideration") and (ii) a fraction of a share of common stock, par value $1.00 per share, of the Acquiror (the "Acquiror Shares") equal to an exchange ratio (the "Exchange Ratio") of 0.2790 Acquiror Shares (as such Exchange Ratio may be adjusted pursuant to the terms of the Agreement, the "Stock Consideration" which, together with the Cash Consideration, constitutes the "Merger Consideration"). Pursuant to the terms of the Agreement, the Exchange Ratio is subject to adjustment in the event that the product obtained by multiplying 0.2790 by the average of the closing price of the Acquiror Shares (the "Acquiror Share Price") as reported on the New York Stock Exchange Composite Tape on each of the ten consecutive trading days immediately preceding the fifth trading day prior to the date of the Company's stockholders' meeting held to vote on the Merger is greater than $39.25 or less than $35.00. If such product is greater than $39.25, the Exchange Ratio shall be the quotient obtained by dividing $39.25 by the Acquiror Share Price and, if such product is less than $35.00, the Exchange Ratio shall be the quotient obtained by dividing $35.00 by the Acquiror Share Price. Pursuant to the Cash Election, if the Acquiror Share Price is equal to or less than $112.8938, the Acquiror shall have the right to cause the Merger Consideration to be received in respect of each Company Share to consist solely of the right to receive $70.00 in Cash Consideration.

     You have asked us whether, in our opinion, the Merger Consideration to be received by the holders of the Company Shares pursuant to the Merger is fair from a financial point of view to such holders.

     In arriving at the opinion set forth below, we have, among other things:

          (1) Reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant;

          (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror, furnished to us by the Company and the Acquiror, respectively;

          (3) Conducted discussions with members of senior management of the Company and the Acquiror concerning the matters described in clauses (1) and (2) above, as well as their respective businesses and prospects before and after giving effect to the Merger;

          (4) Reviewed the market prices and valuation multiples for the Company Shares and the Acquiror Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

          (5) Reviewed the results of operations of the Company and the Acquiror and compared them with those of certain companies which we deemed to be relevant;

          (6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

          (7) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

          (8) Reviewed the potential pro forma impact of the Merger;

          (9) Reviewed a draft of the Agreement dated February 20, 1999; and

          (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of the assets or liabilities of the Company or the Acquiror or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or the Acquiror. With respect to the financial forecasts furnished to or discussed with us by the Company or the Acquiror, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or the Acquiror's management as to the expected future financial performance of the Company or the Acquiror, as the case may be. We have further assumed that, unless the Acquiror makes the Cash Election, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have also assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

     In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

     We are acting as financial advisor to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and the Acquiror and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares, as well as the Acquiror Shares, for our own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger or any matter related thereto.

     We are not expressing any opinion herein as to the prices at which the Company Shares or the Acquiror Shares will trade following the announcement or consummation of the Merger.

     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by the holders of the Company Shares pursuant to the Merger is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                       INCORPORATED

                                                                      APPENDIX C

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

     262 APPRAISAL RIGHTS. -- (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec.251 (other than a merger effected pursuant to sec.251(g) of this title), sec.252, sec.254, sec.257, sec.258, sec.263 or sec.264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security or an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec.251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consent to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec.228 or sec.253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereof of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation has the power to indemnify its officers, directors, employees and agents (or persons serving in such positions in another entity at the request of the corporation) against the expenses, including attorney's fees, judgments, fines or settlement amounts actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors or officers, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation (and, with respect to any criminal action, had no reasonable cause to believe the person's conduct was unlawful), except that if such action shall be by or in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or another court in which the suit was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

     As permitted by Section 102 of the DGCL, the Registrant's Restated Certificate of Incorporation provides that no director shall be liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director other than (i) for breaches of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for the unlawful payment of dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

     The Registrant's By-laws provide that the Registrant shall indemnify its directors, officers, employees, agents and fiduciaries (and persons serving in such positions at another entity at the request of the Registrant) to the fullest extent permitted by the DGCL.

     Section 145 of the DGCL also provides that a corporation has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation (or who was serving at the request of the corporation in such position at another entity) against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the DGCL. The Registrant's By-laws provide that the Registrant may purchase and maintain insurance in such amounts as the Registrant's Board of Directors deems appropriate for any person who is or was a director, officer, employee, agent or fiduciary of the Registrant (or who is or was serving in such positions at another entity at the request of the Registrant) for any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Registrant has the power to indemnify him against such liability under the provisions of the Registrant's By-laws concerning indemnification. The Registrant has purchased and maintains insurance on behalf of any person who is or was a director or officer against loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

 2.1 Agreement and Plan of Merger, dated as of February 21, 1999, by and among the Registrant, HSSail Inc. and Sundstrand
      Corporation (included as Appendix A to the Prospectus incorporated as part of this Registration Statement). The
      Registrant agrees to furnish supplementally a copy of the disclosure schedules to the Commission upon request.
 5.1  Opinion of William H. Trachsel, Esq., Senior Vice President,
      General Counsel and Secretary of the Registrant, as to the legality of the shares being issued and/or delivered.

 8.1 Opinion of Wachtell, Lipton, Rosen & Katz regarding the federal income tax consequences of the Merger (including consent).
 8.2 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the federal income tax consequences of the Merger
      (including consent).
23.1  Consent of PricewaterhouseCoopers LLP (Registrant).
23.2  Consent of Ernst & Young LLP (Sundstrand).
23.3  Consent of William H. Trachsel, Esq., Senior Vice President,
      General Counsel and Secretary of the Registrant (included in
      Exhibit No. 5.1).
23.4  Consent of Wachtell, Lipton, Rosen & Katz (included in
      Exhibit No. 8.1).
23.5  Consent of Skadden, Arps, Slate, Meagher & Flom LLP
      (included in Exhibit No. 8.2).
23.6  Consent of Merrill Lynch & Company.
24.1  Powers of Attorney.
99.1  Form of Proxy Card of Sundstrand.
99.2 Stock Purchase Agreement, dated as of March 16, 1999, by and between Nevada Bond Investment Corp. II and Lear Corporation
      (incorporated by reference to Exhibit No. 99.1 of the Registrant's Report on Form 8-K dated March 19, 1999).

ITEM 22.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change in such information in the Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (e) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (d) immediately preceding, or (ii) that purports to meet the requirements of Section l0(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (f) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (g) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on May 7, 1999.

                                          UNITED TECHNOLOGIES CORPORATION

                                          By:       /s/ GEORGE DAVID
                                            ------------------------------------
                                              George David
                                              Chairman, Director and Chief
                                              Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                      TITLE                        DATE
                ---------                                      -----                        ----

             /s/ GEORGE DAVID                 Chairman, Director and Chief Executive     May 7, 1999
------------------------------------------    Officer
               George David

         /s/ DAVID J. FITZPATRICK             Senior Vice President and Chief            May 7, 1999
------------------------------------------    Financial Officer
           David J. FitzPatrick

           /s/ JAY L. HABERLAND               Vice President -- Controller               May 7, 1999
------------------------------------------
             Jay L. Haberland

                    *                         Director                                   May 7, 1999
------------------------------------------
          Antonia Handler Chayes

                    *                         Director                                   May 7, 1999
------------------------------------------
           Jean-Pierre Garnier

                    *                         Director                                   May 7, 1999
------------------------------------------
           Pehr G. Gyllenhammar

                    *                         Director                                   May 7, 1999
------------------------------------------
              Karl J. Krapek

                    *                         Director                                   May 7, 1999
------------------------------------------
              Charles R. Lee

                    *                         Director                                   May 7, 1999
------------------------------------------
           Richard D. McCormick

                    *                         Director                                   May 7, 1999
------------------------------------------
             William J. Perry

                    *                         Director                                   May 7, 1999
------------------------------------------
             Frank P. Popoff

                SIGNATURE                                      TITLE                        DATE
                ---------                                      -----                        ----
                    *                         Director                                   May 7, 1999
------------------------------------------
             Andre Villeneuve

                    *                         Director                                   May 7, 1999
------------------------------------------
             Harold A. Wagner

* Pursuant to the Powers of Attorney included as Exhibit 24.1 to this Registration Statement.

       *By: /s/ WILLIAM H. TRACHSEL
   ------------------------------------
           William H. Trachsel
             Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  2.1     Agreement and Plan of Merger, dated as of February 21, 1999, by and among the Registrant, HSSail Inc. and Sundstrand
          Corporation (included as Appendix A to the Prospectus
          incorporated as part of this Registration Statement). The
          Registrant agrees to furnish supplementally a copy of the
          disclosure schedules to the Commission upon request.
  5.1     Opinion of William H. Trachsel, Esq., Senior Vice President,
          General Counsel and Secretary of the Registrant, as to the
          legality of the shares being issued and/or delivered.
  8.1     Opinion of Wachtell, Lipton, Rosen & Katz regarding the
          federal income tax consequences of the Merger (including
          consent).
  8.2     Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
          regarding the federal income tax consequences of the Merger
          (including consent).
 23.1     Consent of PricewaterhouseCoopers LLP (Registrant).
 23.2     Consent of Ernst & Young LLP (Sundstrand).
 23.3     Consent of William H. Trachsel, Esq., Senior Vice President,
          General Counsel and Secretary of the Registrant (included in
          Exhibit No. 5.1).
 23.4     Consent of Wachtell, Lipton, Rosen & Katz (included in
          Exhibit No. 8.1).
 23.5     Consent of Skadden, Arps, Slate, Meagher & Flom LLP
          (included in Exhibit No. 8.2).
 23.6     Consent of Merrill Lynch & Company.
 24.1     Powers of Attorney.
 99.1     Form of Proxy Card of Sundstrand.
 99.2     Stock Purchase Agreement, dated as of March 16, 1999, by and between Nevada Bond Investment Corp. II and Lear Corporation
          (incorporated by reference to Exhibit No. 99.1 of the
          Registrant's Report on Form 8-K dated March 19, 1999).